Exhibit 99.3

NORSAT INTERNATIONAL INC.

SUPPLEMENTAL INFORMATION

for the

ADJOURNED 2017 ANNUAL GENERAL AND
SPECIAL MEETING OF SECURITYHOLDERS

with respect to a proposed

ARRANGEMENT

involving

HYTERA COMMUNICATIONS CO., LTD.

and

HYTERA PROJECT CORP.

and

NORSAT INTERNATIONAL INC.

JUNE 2, 2017

These materials are important and require your immediate attention.
They request Norsat International Inc. securityholders to make important decisions.
If you have questions, you may contact the proxy solicitation agent:

Evolution Proxy, Inc.
1-844-226-3222 (North American Toll Free Number)
1-416-855-0238 (Outside North America)
info@evolutionproxy.com

June 2, 2017

Dear Fellow Securityholders:

On March 27, 2017 Norsat International Inc. (“Norsat”) announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Hytera Project Corp. (“Hytera”) a subsidiary of Hytera Communications Co., Ltd. pursuant to which Hytera was to acquire all the issued and outstanding shares of Norsat. In response to an unsolicited proposal from Privet Fund Management LLP, on May 25, 2017, Norsat announced that Hytera had proposed to increase its original offer. Norsat and Hytera entered into an amendment to the Arrangement Agreement on May 30, 2017 (the “Amending Agreement”). The Amending Agreement, amongst other things, increased the consideration offered by Hytera for all shares of Norsat from US$10.25 to US$11.25 per share.

Norsat had intended to have securityholders consider the Hytera’s original offer at the Annual General and Special Meeting of Norsat securityholders that was held on Monday, May 29, 2017 (the “Meeting”). As Privet’s proposal came after the mailing of proxy materials for the Meeting, and Hytera’s improved offer arrived shortly before the date of the Meeting, following the completion of the annual business, and before the consideration of the original offer of Hytera, the Meeting was adjourned to a date and time to be determined (the “Adjournment”). The Meeting has now been set to resume on Thursday, June 22, 2017, at 2:00 pm (Pacific time) at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4.

The Adjournment was necessary to allow the independent directors of Norsat sufficient time to settle the terms of the Amending Agreement, receive approval from the Industrial Technology Office representing the Strategic Aerospace and Defence Initiative programs to enter into the Amending Agreement, and to prepare and provide securityholders with additional information related to Hytera’s amended offer.

Pursuant to the terms of the Arrangement Agreement, as amended, Hytera will indirectly acquire each outstanding common share of Norsat (each a “Norsat Share”) in exchange for cash payment of US$11.25 per share. The Arrangement provides shareholders of Norsat (the “Norsat Shareholders”) with a 77% premium over the unaffected trading price of the Norsat Shares on September 16, 2016 (the date before which a shareholder of Norsat publicly expressed an interest in acquiring control of Norsat), and 82% over the 20-day volume weighted average price ending on September 16, 2016. Hytera will be acquiring all of the issued and outstanding shares of Norsat in accordance with a plan of arrangement to be completed under the British Columbia Business Corporations Act (the “Arrangement”).

The independent directors of Norsat have unanimously determined that the revised Arrangement is in the best interests of Norsat and its securityholders. The Board of Directors received an opinion from KPMG LLP, an independent advisor, that as of May 30, 2017 and subject to the assumptions, limitations and qualifications set forth herein, the consideration to be received by the Norsat Shareholders of Norsat pursuant to the Arrangement Agreement, as amended, is fair, from a financial point of view, to the Norsat Shareholders. The independent directors of Norsat recommended that the securityholders of Norsat vote in favour of the Arrangement Resolution.

At the Meeting, securityholders of Norsat will be asked to consider a resolution to approve the revised Arrangement (the “Arrangement Resolution”). The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by the Norsat Shareholders, either in person or by proxy, at the Meeting.

Shareholders who have already voted on the Arrangement Resolution and do not want to change their vote DO NOT need to vote again. However, shareholders who have not voted or wish to change their vote may do so prior to the proxy deadline indicated below.

The accompanying Supplemental Information to the management information circular distributed for the Meeting (the “Circular”) contains a detailed description of the Arrangement, as amended, and sets forth the actions to be taken by you at the reconvened Meeting. You should carefully consider all of the information in the Supplemental Information and consult your financial, legal or other professional advisors if you require assistance.

The Arrangement is also subject to court approval. Assuming that all of the conditions to the Arrangement are satisfied, Norsat expects the Arrangement to become effective in the third quarter of 2017.

Your vote is important regardless of how many Norsat Shares you own. To ensure that your Norsat Shares will be represented at the Meeting, whether or not you are personally able to attend, registered holders of Norsat Shares are asked to return the form of proxy previously distributed with the Circular, properly completed and signed, prior to 2:00 p.m. (Pacific time) on June 20, 2017 (or a day, other than a Saturday, Sunday or holiday which is at least two business days prior to any adjournment or postponement of the Meeting).

If you are a beneficial Norsat Shareholder, meaning your Norsat Shares are not registered in your own name but are registered in the name of a broker, bank or other intermediary, follow the instructions provided on your voting instruction form previously distributed with the Circular.

If you have questions, you may contact the proxy solicitation agent, Evolution Proxy, Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com.

On behalf of the Board of Directors, I would like to express our gratitude for the ongoing support our shareholders have demonstrated with respect to our decision to take part in this important event in the history of Norsat. We would also like to thank our employees who have worked very hard assisting us with this task and for providing their support for the Arrangement in addition to their on-going responsibilities executing on Norsat’s business objectives.

Sincerely,

“Fabio Doninelli”

Fabio Doninelli
Chairman

FREQUENTLY ASKED QUESTIONS		Q.	What is this document?

The following is a summary of certain information contained elsewhere in this Supplemental Information, including the Appendices hereto. Terms with initial capital letters used in this summary are defined in the “Glossary of Terms”.		A.	This document is supplemental information to the management information circular dated April 28, 2017 furnished to the Securityholders in connection with the solicitations of proxies by and on behalf of the Board and management of Norsat for use at the Meeting or at any adjournment(s) or postponement(s) thereof. This Supplemental Information provides additional information regarding the Arrangement.

About the Meeting

Q.	Why was the Meeting Adjourned?

A.	One of the matters to be voted on at the Meeting scheduled for May 29, 2017 was a resolution to approve the acquisition by Hytera of all of the issued and outstanding Norsat Shares. Before the original date of the Meeting, Hytera, in response to a competing proposal, agreed to increase the consideration offered for the Norsat Shares. The Meeting continued on the originally scheduled date of May 29, 2017, but only the annual general meeting matters were considered. The Meeting was then adjourned without considering the original acquisition proposal of Hytera in order to allow for the execution of an amendment to the Arrangement Agreement to reflect the improved offer by Hytera and to allow for information in respect of that offer to be distributed to Securityholders.	Q.	When and where is the reconvened Meeting?

		A.	The Meeting will reconvene at 2:00 p.m. (Pacific Time) on Thursday, June 22, 2017, at the offices of Norsat International Inc. at Suite 110-4020 VikingWay, Richmond, B.C., V6V 2L4.

		Q.	Who can attend and vote at the reconvened Meeting?

		A.	Securityholders of record at the close of business on April 24, 2017 will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

		Q.	How many Norsat Shares are entitled to vote?

		A.	As of April 24, 2017, the Record Date for the Meeting, there were 5,848,808 Norsat Shares outstanding with each Norsat Share carrying the right to one vote.
Q.	What will be considered at the reconvened Meeting? What am I being asked to vote on?

A.	At the reconvened Meeting, the Securityholders will consider a resolution to approve the acquisition by Hytera of all of the issued and outstanding Norsat Shares. The acquisition will be completed by way of a plan of arrangement to be completed under the British Columbia Business Corporations Act, and to complete the acquisition you will be asked to vote on the Arrangement Resolution.
		Q.	What if I acquire ownership of Norsat Shares after the Record Date of April 24, 2017?

		A.	Only the Securityholders as of the close of business (Pacific Time) on the Record Date (being April 24, 2017) are entitled to receive notice of, attend, be heard and vote at the Meeting. The Securityholders at the time of the Arrangement becomes effective will be entitled to receive the consideration paid under the Arrangement whether or not they were securityholders on the Record Date.

Q.	What will I receive for my Norsat shares if the Arrangement is completed?

A.	Under the terms of the Arrangement, the Norsat Shareholders will receive, in exchange, for each Norsat Share, US$11.25, less any applicable withholdings.
		Q.	What is the Requisite Securityholder Approval?

		A.	The approval of the Arrangement Resolution will require the approval of:

Q.	How are Norsat Options and Norsat RSUs being treated?
			a)	two-thirds of the votes cast on the Arrangement Resolution by the Securityholders present in person or represented by proxy at the Meeting and voting as a single class;

A.	Under the terms of the Plan of Arrangement, Norsat will be acquiring all outstanding Norsat Options and Norsat RSUs at the same time that Hytera acquires all outstanding Norsat Shares. The price paid for each Norsat Option will be the Canadian dollar equivalent of US$11.25 (calculated as provided for in the Arrangement Agreement) less the exercise price of the Norsat Option and less any applicable withholdings. The price paid for each Norsat RSU will be US$11.25, less any applicable withholdings.

			b)	two-thirds of the votes cast on the Arrangement Resolution by the Norsat Shareholders present in person or represented by proxy at the Meeting and voting as a single class; and

	c)	a simple majority of the votes cast on the Arrangement Resolution by the Norsat Shareholders present in person or presented by proxy at the Meeting, excluding the votes by the Norsat Shareholders that are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. To the knowledge of Norsat, only the votes attached to the Norsat Shares, Norsat RSUs and the Norsat Shares underlying the Norsat Options owned by Fabio Doninelli, Amiee Chan and Arthur Chin will be excluded from the “majority of the minority” vote mandated by Multilateral Instrument 61-101 –Protection of Minority Security Holders in Special Transactions.	Q.	What if I have lost my proxy or voting instructions?

			A.	If you lost your proxy or voting instructions, please contact the proxy solicitation agent, Evolution Proxy Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com.

			Q.	If I change my mind, can I revoke my proxy?

A.

A Securityholder who has given a proxy may revoke it by an instrument in writing executed by the Securityholder or by his attorney authorized in writing or, where the Securityholder is a company, by a duly authorized officer or attorney of such company, and delivered to the registered office of the Company, Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6V 2L4 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by the Securityholder executing another form of proxy bearing a later date and depositing it at the offices of Computershare Investor Services before 2:00 pm (Pacific time) on June 20, 2017 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

Q.	What do I need to do if I have already voted on the original Arrangement Resolution?

A.	Any votes already cast on the Arrangement Resolution in respect of the Original Hytera Offer will be voted at the reconvened Meeting in the manner indicated by the Securityholder. The Supplemental Order provides that votes in favour of or against the Original Hytera Offer will, unless revoked, be considered voted in favour of or against the revised offer from Hytera.

Q.	If I haven’t already voted, how can I vote?

A.	New proxies or voting instructions are not being distributed with this Supplemental Information.

If you are a registered shareholder or a Canadian Non-Objecting Beneficial Owner you should complete, date, sign and return the form of proxy or voting instruction form already provided with the Notice of the Meeting. To be effective, forms of proxy and voting instruction forms must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, before 2:00 pm (Pacific time) on June 20, 2017 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof. To vote by internet, please go to www.investorvote.com and follow the instructions.

All other non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions already provided to them by such broker or intermediary.

See “Supplemental Information – Appointment and Revocation of Proxies”.

			Q.	Do the Independent Directors support the Arrangement?

			A.	After receiving financialand legal advice,the IndependentDirectorshave unanimously determined that the consideration to be received by the Norsat Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company and the Independent Directors have unanimously recommendedthat the Securityholders vote in favour of the Arrangement Resolution.

			Q.	Has a fairness opinion been provided in connection with the Arrangement?

			A.	Yes. The Board has received an opinion from KPMG, an independent advisor, that as of May 30, 2017 and subject to the assumptions, limitations and qualifications set forth herein, the consideration to be received by the Norsat Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Norsat Shareholders. The full text of the Fairness Opinion can be found at Appendix C to this Supplemental Information.

Q.	What other conditions must be satisfied to complete the Arrangement?	About the Arrangement

		Q.	Who is acquiring the Norsat Shares?
A.	The Arrangement will be subject to a number of customary conditions, including the Final Order from the Court and certain regulatory approvals. See section See “The Arrangement – The Arrangement Agreement – Conditions”.
		A.	The Norsat Shares are being acquired by Hytera Project Corp., an indirect wholly owned subsidiary of Hytera Communications Co., Ltd. Hytera Communications Co., Ltd. is a manufacturer of radio transceivers and radio systems based in Shenzhen, China.

Q.	When will the Arrangement become effective?

A.	Assuming that all of the conditions to the Arrangement are satisfied, Norsat expects the Arrangement to become effective in the third quarter of 2017.	Q.	What is a plan of arrangement?

		A.	A plan of arrangement is a statutory procedure under British Columbia corporate law that allows a company to carry out transactions with the approval of its securityholders and the Court. The Plan of Arrangement that you are being asked to consider will provide for, among other things, the acquisition by Hytera of all of the issued and outstanding Norsat Shares, Norsat Options and Norsat RSUs in exchange for the consideration as set out in the Arrangement Agreement.

Q.	Am I entitled to Dissent Rights?

A.	Pursuant to the Interim Order, registered Norsat Shareholders as of the Record Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such Dissenting Shareholder’s Norsat Shares, provided that such Dissenting Shareholder has sent a written notice of dissent to the Arrangement Resolution to Norsat International Inc., 110-4020 Viking Way, Richmond, British Columbia, V6V 2L4, Attention: Arthur Chin not later than, given the adjournment of the Meeting, 2:00 p.m. (Pacific Time) on Tuesday, June 20, 2017, and has otherwise complied strictly with the dissent procedures described in this Supplemental Information, including the relevant provisions of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. Beneficial owners of Norsat Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Norsat Shares as of the Record Date are entitled to dissent. Failure to comply strictly with the dissent procedures described in this Supplemental Information will result in the loss of any right of dissent. These rights are described in detail in this Supplemental Information under the heading “The Arrangement – Dissenting Shareholder Rights”. It is recommended that you seek legal advice if you wish to exercise your right to dissent.

The Supplemental Order provides that dissents properly tendered before the adjournment of the Meeting will, unless revoked, be considered as a properly tendered dissent in respect of the revised offer from Hytera.

		Q.	When must I be a Norsat Shareholder, RSU holder or Option holder in order to receive the consideration?

		A.	In order to receive consideration under the Arrangement, you need to be a Norsat Shareholder, RSU Holder or Option Holder at 12:01 a.m. (Pacific Time) on the date that the Arrangement is completed.

		Q.	How does the Share Consideration compare to the market price of the Norsat Shares?

		A.	The consideration offered under the Arrangement represents a 77% premium over the unaffected trading price of the Norsat Shares on September 16, 2016 (the date before which a shareholder of Norsat publicly expressed an interest in acquiring control of Norsat), and 82% over the 20-day volume weighted average price ending on September 16, 2016.

		Q.	When will the Arrangement be completed?

		A.	It is presently anticipated that the Arrangement will be completed in the third quarter of 2017. However, completion of the Arrangement is dependent on many factors outside Norsat’s or Hytera’s control and it is not possible at this time to determine precisely when or if the Arrangement will become effective. In addition, the Arrangement Agreement may be terminated at any time before the Effective Time in the circumstances specified in the Arrangement Agreement, including if the Arrangement is not completed prior to the Outside Date (being October 31, 2017). Further, depending on the circumstances in which termination of the Arrangement Agreement occurs, Norsat may have to pay the Company Termination Payment. See “The Arrangement – The Arrangement Agreement – Termination”.

Q.	When will I receive the Share Consideration for my Norsat Shares?	Q.	What are the tax consequences of the Arrangement?

A.	You will receive the Share Consideration for your Norsat Shares as soon as practicable after the Effective Time provided you have sent all of the necessary documents to the Depositary.	A.	The Circular contains a summary of the principal Canadian federal and certain United States federal income tax considerations relevant to the Norsat Shareholders. Please see the discussions under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. These summaries are of a general nature only and are not, and are not intended to be, nor should they be construed to be, legal or tax advice or representations to anyparticular Norsat Shareholder. These summaries are not an exhaustive discussion of all income tax considerations. The Norsat Shareholders, as well as Option Holders and RSU Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable.

Q.	Should I send my Norsat Share certificate(s) to the Depositary now?

A.	Yes. A Letter of Transmittal has been mailed, together with this Supplemental Information, to each person who was a registered Norsat Shareholder on the Record Date. It is recommended that you complete, sign and return the Letter of Transmittal with accompanying Norsat Share certificate(s) to the Depositary as soon as possible. See “The Arrangement – Letter of Transmittal”.

The Letter of Transmittal will also be available under Norsat’s SEDAR profile at www.sedar.com or by contacting the Depositary.

Q.	What do I need to do if I already sent my Norsat Share certificate(s) to the Depositary with the original US$10.25 Letter of Transmittal?	Q.	What if I have other questions?

		A.	If you have questions, you may contact the proxy solicitation agent, Evolution Proxy, Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com.

A.	Nothing, you will automatically receive the higher Share Consideration for your Norsat Shares as soon as practicable after the Effective Time provided you have sent all of the necessary documents to the Depositary

Q.	What happens if the Norsat Shareholders and Securityholders do not approve the Arrangement?

A.	If the Arrangement Resolution does not receive the Requisite Securityholder Approval at the Meeting, the Arrangement will not become effective. Failure to complete the Arrangement could have a material negative effect on the market price of the Norsat Shares. See “Risk Factors – Risk Factors Relating to the Arrangement” and “The Arrangement – The Arrangement Agreement – Termination”. Subject to the risks referenced above, Norsat would otherwise continue as a standalone company.

TABLE OF CONTENTS

NOTICE OF RECONVENED MEETING	1

SUPPLEMENTAL INFORMATION	3
FORWARD LOOKING INFORMATION	3
GLOSSARY OF TERMS	5
NOTICE TO SECURITYHOLDERS IN THE UNITED STATES	13
SUMMARY	14
SOLICITATION OF PROXIES	22
APPOINTMENT AND REVOCATION OF PROXIES	22
VALIDITY OF PROXIES	22
VOTING OF PROXIES	23
ADVICE TO NON-REGISTERED SHAREHOLDERS	23
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	24

MATTERS TO BE ACTED UPON	24
THE ARRANGEMENT	24
PLAN OF ARRANGEMENT	25
BACKGROUND TO THE ARRANGEMENT	27
RECOMMENDATION OF THE INDEPENDENT DIRECTORS	33
REASONS FOR THE ARRANGEMENT	33
KPMG FAIRNESS OPINION	36
SUPPORT AND VOTING AGREEMENTS	37
REGULATORY MATTERS	39
APPROVALS	40
INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF NORSAT IN THE ARRANGEMENT	41
LETTER OF TRANSMITTAL	45
DISSENTING SHAREHOLDER RIGHTS	46
THE ARRANGEMENT AGREEMENT	47
RISK FACTORS	60
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	61
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	62
ANY OTHER MATTERS	62
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	62
INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS	62

OTHER INFORMATION	62
ADDITIONAL INFORMATION	62
APPROVAL OF SUPPLEMENTAL INFORMATION	63
CONSENT OF KPMG LLP	63

APPENDIX A – ARRANGEMENT RESOLUTION	A-1
APPENDIX B – PLAN OF ARRANGEMENT	B-1
APPENDIX C – FAIRNESS OPINION OF KPMG LLP	C-1
APPENDIX D – INTERIM ORDER	D-1
APPENDIX E – NOTICE OF APPLICATION	E-1
APPENDIX F – SUPPLEMENTAL ORDER	F-1
APPENDIX G – FINAL ORDER	G-1

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NORSAT INTERNATIONAL INC.

NOTICE OF RECONVENED MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of holders (the “Norsat Shareholders”) of common shares (“Norsat Shares”), holders (“Option Holders”) of options (“Norsat Options”) and holders (“RSU Holders” and, together with the Norsat Shareholders and Option Holders, the “Securityholders”) of restricted share units (“Norsat RSUs”) of NORSAT INTERNATIONAL INC. (the “Company” or “Norsat”) will be reconvened on Thursday June 22, 2017 at 2:00 pm (Pacific time) at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4.

At the reconvened Meeting, Securityholders will be asked to consider a special resolution (the “Arrangement Resolution”, the full text of which is set forth in Appendix A to this Supplemental Information, approving a plan of arrangement involving Hytera Communications Co., Ltd., Hytera Project Corp. and the Company under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”).

The Independent Directors of Norsat recommend that Securityholders vote in favour of the Arrangement Resolution.

Securityholders might also be asked to consider such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the reconvened Meeting is set out in the accompanying Supplemental Information.

April 24, 2017 is the record date for determining Securityholders entitled to receive notice of and to vote at the reconvened Meeting. Only Norsat Shareholders whose names have been entered into the register of the holders of Norsat Shares as at April 24, 2017, and Option Holders and RSU Holders as at April 24, 2017, will be entitled to receive notice of and to vote at the reconvened Meeting in respect of such Norsat Shares, Norsat Options or Norsat RSUs, as applicable.

New forms of proxies are not being distributed with this Supplemental Information. Votes already cast in time for the Meeting on the original Hytera acquisition proposal will, unless revoked, be voted on the Arrangement Resolution in the manner originally indicated, either in favour or against.

Securityholders are requested to date, sign and return the accompanying form of proxy already provided for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 2:00 pm (Pacific time) on Tuesday, June 20, 2017 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

If you lost your proxy or voting instructions, or wish to change an already cast vote, please contact the proxy solicitation agent, Evolution Proxy Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com. You can also vote by internet, by going to www.investorvote.com and follow the instructions.

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Dissent Rights

Pursuant to the provisions of Section 242 of the BCBCA, if you are a registered holder of Norsat Shares, you have the right to dissent in respect of the Arrangement Resolution approving the Arrangement and, if the Arrangement becomes effective and upon strict compliance with the dissent procedures, to be paid the fair value of your Norsat Shares. There can be no assurance that a dissenting Norsat Shareholder will receive consideration for his or her Norsat Shares of equal or greater value to the consideration that such dissenting Norsat Shareholder will receive consideration for his or her Norsat Shares of equal or greater value to the consideration that such dissenting Norsat Shareholder would have received under the Arrangement. This right of dissent is described in the accompanying Supplemental Information. If you fail to strictly comply with the dissent procedures set out in the accompanying Supplemental Information, you may not be able to exercise your right of dissent. If you are a beneficial owner of Norsat Shares registered in the name of a broker, investment dealer, bank, trust company, custodian or other intermediary and wish to dissent, you should be aware that ONLY REGISTERED HOLDERS OF NORSAT SHARES ARE ENTITLED TO EXERCISE RIGHTS OF DISSENT. A dissenting Norsat Shareholder may only dissent with respect to all Norsat Shares held on behalf of any one beneficial owner and registered in the name of such dissenting Norsat Shareholder. Options Holders or RSU Holders, and Norsat Shareholders who vote in favour of the Arrangement Resolution, are not entitled to any rights to dissent.

Persons who are beneficial owners of Norsat Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Norsat Shares are entitled to dissent. Accordingly, a beneficial owner of Norsat Shares who desires to exercise the right of dissent must make arrangements for the Norsat Shares who desires to exercise the right of dissent must make arrangements for the Norsat Shares beneficially owned by such holder to be registered in the holder’s name prior to the time written objection to the Arrangement Resolution is required to be received by Norsat or, alternatively, make arrangements for the registered holder of such Norsat Shares to dissent on the holder’s behalf.

The Supplemental Order provides that dissents properly tendered before the adjournment of the Meeting will, unless revoked, be considered as a properly tendered dissent in respect of the revised offer from Hytera.

DATED at Richmond, British Columbia, as of this 2nd day of June, 2017.

By order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

2

NORSAT INTERNATIONAL INC.

SUPPLEMENTAL INFORMATION

This supplemental information (the “Supplemental Information”) is furnished to the securityholders of Norsat International Inc. (the “Company” or “Norsat”) by management for use at the reconvened Annual General and Special Meeting (the “Meeting”) of the Securityholders (and any adjournment thereof) to be held on Thursday, June 22, 2017 at the time and place and for the purposes set forth in the accompanying Notice of Reconvened Meeting. The Supplemental Information supplements the information contained in the Circular.

In this Supplemental Information, references to “we” and “our” refer to Norsat. The “Board of Directors” or the “Board” refers to the board of directors of Norsat. “Norsat Shares” means common shares without par value in the capital of Norsat. “Norsat Shareholders” refers to shareholders of Norsat. “Beneficial Shareholders” means Norsat Shareholders who do not hold Norsat Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The information contained in this Supplemental Information is given as at June 2, 2017, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Supplemental Information and, if given or made, any such information or representation should be considered not to have been authorized by Norsat.

This Supplemental Information does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Supplemental Information should not be construed as legal, tax or financial advice and Securityholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Supplemental Information of the terms of the Arrangement Agreement, as amended, and the Plan of Arrangement are summaries of the terms of those documents. Securityholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement, as amended, and the Plan of Arrangement can be obtained through Norsat’s profile on the SEDAR website at www.sedar.com.

FORWARD LOOKING INFORMATION

This Supplemental Information and some of the material incorporated by reference into this Supplemental Information, contain “forward-looking information”, as such term is defined in applicable Securities Laws. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “anticipates” or “believes”, “intends”, “to create”, “to diversify”, “to invest”, “enabling”, “upon”, “further”, “proposed”, “opportunities”, “potentially”, “increases”, “adds” “improves”, “continuing” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could” or “might”, “occur” and similar expressions.

Forward-looking statements in this Supplemental Information and the documents incorporated by reference herein include, without limitation, those that relate to:

  the perceived benefits of the Arrangement;

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  the timing of the Meeting and the Final Order;

  the treatment of the Norsat Shareholders under tax laws;

  the anticipated closing date of the Arrangement; and

  the anticipated receipt of all required regulatory approvals of the Arrangement.

Forward-looking information is based on a number of factors, assumptions and estimates that, while considered reasonable by management based on the business and markets in which Norsat operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. The estimates and assumptions of Norsat contained or incorporated by reference in the Supplemental Information, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference, as well as:

  the perceived benefits of the Arrangement, which are based upon a number of factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions (see “The Arrangement – Reasons for the Arrangement”);

  certain steps in, and timing of, the Arrangement and the Effective Date of the Arrangement, which are based upon the terms of the Arrangement Agreement and advice received from counsel to Norsat relating to timing expectations (see “The Arrangement”);

  that Norsat will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement;

  that the required approvals will be obtained from the Securityholders;

  that all required third party, regulatory, and government approvals and Court orders will be obtained;

  that the Arrangement will proceed in accordance with the anticipated timeline and close in the third quarter of 2017;

  the treatment of the Norsat Shareholders under tax laws, which is subject to the statements under “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”; and

  the effects of the Arrangement on Norsat, Hytera and Hytera Sub, which are based on Norsat management’s current expectations regarding the intentions of Hytera and Hytera Sub.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which Norsat’s forward-looking information and statements are based.

Norsat cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Norsat’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to:

  the Arrangement is subject to satisfaction or waiver of several conditions;

  there may be potential undisclosed liabilities associated with the Arrangement;

  the Arrangement Agreement may be terminated by Hytera Communications Co., Ltd. and Hytera Project Corp. in certain circumstances;

  Norsat will incur costs and may have to pay a termination fee;

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  the Norsat Termination Fee may discourage other parties from proposing a significant business transaction with Norsat;

  Norsat’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement; and

  the market price of the Norsat Shares may decline.

Although Norsat has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. All of the forward-looking information in this Supplemental Information is qualified by these cautionary statements and those made in each of Norsat’s filings with Canadian and United States securities regulatory authorities expressly incorporated by reference into this Supplemental Information. These factors are not intended to represent a complete list of the factors that could affect Norsat. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this Supplemental Information is made as of the date of this Supplemental Information, and Norsat disclaims any intention or obligation to update or revise such information, except as required by applicable law.

CURRENCY AND CURRENCY EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “$” or “dollars” in the Supplemental Information refer to United States dollars (US$) and all references to “CDN$” in the Supplemental Information refer to Canadian dollars. Norsat’s financial statements included herein and incorporated by reference are reported in U.S. dollars and are prepared in accordance with International Financial Reporting Standards.

The following table sets forth, for each period indicated, exchange rates for one Canadian dollar expressed in U.S. dollars:

		Years ended
		December 31
	2016	2015	2014

December 31	0.7448	0.7225	0.8620
Annual average	0.7552	0.7832	0.9055

On June 2, 2017, the exchange rate for one Canadian dollar expressed in U.S. dollars was 0.7405.

GLOSSARY OF TERMS

“1933 Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“Acquisition Proposal” means, excluding the Arrangement, any offer, proposal or inquiry, whether written or oral, made after the date of the Arrangement Agreement, from any person or group of persons acting jointly or in concert relating to, in each case whether in a single transaction or a series of related transactions:

(i)

any takeover bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Norsat and/or one or more subsidiaries of Norsat whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Norsat;

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(ii)	any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization or other similar transaction involving Norsat and/or one or more subsidiaries of Norsat whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Norsat, or any liquidation, dissolution or winding-up of Norsat and/or one or more subsidiaries of Norsat whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Norsat;

(iii)	any direct or indirect acquisition or sale of assets (or any lease, long-term supply arrangement, license, technology partnering agreement or other arrangement having the same economic effect as a sale of assets) of Norsat and/or one or more subsidiaries of Norsat which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of Norsat;

(iv)	any direct or indirect sale, issuance or acquisition of Norsat Shares or any other voting or equity interests (or securities convertible into or exercisable for such Norsat Shares or other voting or equity interests) of Norsat representing 20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of Norsat or any subsidiary of Norsat; or

(v)	any proposal or offer to do, proposed amendment of, or public announcement of an intention to do, any of the foregoing,

excluding the Transactions and the Plan of Arrangement and any transaction to which Hytera, Hytera Sub or a subsidiary of Hytera is a party and any transaction involving only Norsat and/or one or more of its subsidiaries;

“affiliate” has the meaning ascribed thereto in the BCBCA;

“Amending Agreement” means the Amending Agreement dated May 30, 2017 that amends the Arrangement Agreement;

“Applicable Securities Laws” means the Securities Act, the 1933 Act, the 1934 Act, and all other applicable Canadian and United States securities Laws, rules and regulations and published policies thereunder and the rules of the Exchanges applicable to companies listed thereon;

“Arrangement” means an arrangement pursuant to Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated March 24, 2017, as amended, entered into among Norsat, Hytera and Hytera Sub, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein, a copy of which is available under Norsat’s profile on SEDAR;

“Arrangement Resolution” means the special resolution of the Norsat Shareholders approving the Plan of Arrangement to be considered at the Meeting, and, if thought fit, passed by the Securityholders at the Meeting;

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations promulgated thereunder, as amended;

“Beneficial Shareholders” means a Norsat Shareholder whose Norsat Shares are registered in the name of a broker, bank or other nominee;

“Board” or “Board of Directors” means the board of directors of Norsat as the same is constituted from time to time;

“Broadridge” means Broadridge Financial Solutions, Inc.;

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“business day” means any day (other than a Saturday, a Sunday, a statutory or civic holiday or, for the purpose of the Final Order, a date the courts in Vancouver, British Columbia would not hear the application for the Final Order) on which commercial banks located in Vancouver, British Columbia and Toronto, Ontario are open for the conduct of business;

“Canadian Equivalent of the Share Consideration” means the amount in Canadian dollars of the Share Consideration on the basis of the noon United States to Canadian dollar exchange rate on the date that is three business days immediately preceding the Effective Date as reported by the Bank of Canada;

“CGP Approval” means a statement or other indication from the Controlled Goods Directorate of Public Works and Government Services Canada affirming that the Company’s registration under the Controlled Goods Program will not be revoked, suspended or otherwise jeopardized by Hytera Sub’s acquisition of the Company;

“Change of Recommendation” by the Board of Directors means:

(i)

any withholding, amendment, withdrawal, modification or qualification in any manner adverse to the Hytera and/or the consummation of the Arrangement of the Norsat Recommendation, including any failure to include the Norsat Recommendation in the Supplemental Information;

(ii)

any approval, acceptance, recommendation or endorsement by the Board of Directors of, or public proposal by the Board of Directors to approve, accept, recommend or endorse, or publicly taking no position or a neutral position with respect to, any Acquisition Proposal (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal until the earlier to occur of ten business days following the earlier of the receipt, and the public announcement of such Acquisition Proposal and two business days prior to the Meeting shall not constitute a Change in Recommendation);

(iii)	Norsat enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement); or

(iv)	Norsat shall have publicly announced the intention to, or the Board of Directors shall have resolved to, do any of the foregoing;

except that a determination by Norsat that it shall make or the making by Norsat of a submission for SADI Approval of an Acquisition Proposal shall not be considered a Change in Recommendation without also the matter in (iii) above having occurred;

“Circular” means the management information circular dated April 28, 2017;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or his or her designee;

“Company” or “Norsat” means Norsat International Inc.;

“Company Disclosure Letter” means the disclosure letter provided by Norsat to Hytera and Hytera Sub under the Arrangement Agreement;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended, including the regulations promulgated thereunder;

“Competition Act Approval” means either (i) the relevant waiting period under Section 123 of the Competition Act will have expired or been terminated by the Commissioner, (ii) the Commissioner will have issued a No-Action Letter on terms and conditions, if any, acceptable to Norsat, acting reasonably, or (iii) the Commissioner will have issued an advance ruling certificate in respect of the Arrangement;

“Contracts” means any lease, sublease, license, sublicense, contract, subcontract, commitment, note, bond, mortgage, indenture, or other agreement, instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing;

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“Confidentiality Agreement” means the confidentiality and personal information protection agreement dated June 7, 2016, as amended, between the Hytera and Norsat;

“Consenting Securityholder” means the director and/or executive officer of Norsat who is a party to the Support and Voting Agreement;

“Convertible Securities” means, collectively, the Norsat Options, Norsat RSUs and any other securities of Norsat that are convertible into or exchangeable or exercisable for Norsat Shares;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., as depositary;

“Dissenting Shareholder” means a registered Norsat Shareholder who properly dissents from the Arrangement Resolution in accordance with the BCBCA, and “Dissenting Shareholders” means more than one Dissenting Shareholder;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Exchanges” means the TSX and NYSE;

“Fairness Opinion” means the Fairness Opinion rendered to the Board of Directors, in respect of the Arrangement by KPMG, an independent financial advisor to Norsat;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both Norsat and Hytera Sub, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Norsat and Hytera Sub, each acting reasonably) on appeal;

“GAAP” means Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, consistently applied, which, for greater certainty, includes International Financial Reporting Standards consistently applied, as applicable;

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other government or public ministry, department, authority, body, armed forces, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the Exchanges), and “Governmental Entities” means more than one Governmental Entity;

“Hytera Termination Payment” means $2.5 million;

“ICA Approval” has the meaning ascribed thereto in “The Arrangement Agreement – Conditions”;

“ICA Notification” means a notification under Part III of the Investment Canada Act;

“Independent Directors” means the independent (non-management) directors of Norsat, namely Fabio Doninelli, Joseph Caprio, James Topham and Peter Ciceri;

“Interim Order” means the interim order of the Court attached to this Supplemental Information as Appendix D;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended, including the regulations promulgated thereunder;

“KPMG” means KPMG LLP;

“KPMG Fairness Opinion” means the fairness opinion dated May 30, 2017 rendered to the Board of Directors, in respect of the Arrangement by KPMG;

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“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;

“Lien” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restriction adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Contracts” has the meaning ascribed thereto in Section 13(a) of Schedule C of the Arrangement Agreement;

“Meeting” means the reconvened meeting of Securityholders, to be held at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4 on Thursday, June 22, 2017 at 2:00 pm (Pacific time);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the securities regulatory authorities of Ontario and Quebec;

“Minister” means the Minister of Innovation, Science and Economic Development Canada;

“Norsat Material Adverse Change” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with other events, effects, developments, state of facts, conditions, circumstances or occurrences would or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of Norsat and its subsidiaries, taken as a whole; except to the extent that such material adverse effect results from any of the following:

(i)	any changes in Law or interpretations thereof by any Governmental Entity or Regulatory Authority, except to the extent that such changes have a materially disproportionate adverse effect on Norsat and its subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in Norsat’s industry;

(ii)	any changes in general Canadian, United States or global economic conditions or in national or global financial or capital markets, except to the extent such changes have a materially disproportionate adverse effect on Norsat and its subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in Norsat’s industry;

(iii)	any changes in conditions generally affecting Norsat’s industry, except to the extent such changes in conditions have a materially disproportionate adverse effect on Norsat and its subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in Norsat’s industry;

(iv)	changes or proposed changes in GAAP applicable to Norsat or the enforcement or interpretation thereof;

(v)	any natural disaster, act of terrorism or outbreak of war, except to the extent that such event has a materially disproportionate adverse effect on Norsat and its subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in Norsat’s industry;

(vi)	any change in the market price or trading volume of the securities of Norsat, including after announcement of the entering into of the Arrangement Agreement (it being

9

understood that the causes underlying such change may be taken into account in determining whether a Norsat Material Adverse Change has occurred);

(vii)	the failure of Norsat in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such change or failure may be taken into account in determining whether a Norsat Material Adverse Change has occurred); or

(viii)	except for any requirement to operate in the ordinary course of business, any action taken (or refrained from being taken) specifically and expressly required by the Arrangement Agreement or at the written request of Hytera or Hytera Sub;

“Norsat Option” means an option to purchase Norsat Shares granted by Norsat under the Stock Option Plan or otherwise;

“Norsat Recommendation” has the meaning ascribed thereto in Section 4(b) of Schedule C of the Arrangement Agreement;

“Norsat Reports” has the meaning ascribed thereto in Section 6(a) of Schedule C of the Arrangement Agreement;

“Norsat RSU Plan” means the Restricted Share Unit Plan of Norsat dated May 9, 2012, as may be amended, restated and/or supplemented;

“Norsat RSUs” means the restricted share units granted by Norsat under the Norsat RSU Plan or otherwise;

“Norsat Securities” means the Norsat Shares, Norsat Options and Norsat RSUs;

“Norsat Shareholders” means the holders of Norsat Shares;

“Norsat Termination Payment” means $2.5 million;

“Norsat Shares” means common shares in the capital of Norsat, including common shares issued on the conversion, exchange or exercise of Convertible Securities;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means the NYSE MKT LLC;

“Order” means, with respect to any person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by, or agreed to with, any Governmental Entity or arbitrator that is binding on or applicable to such person or its property;

“Original Hytera Offer” means the proposal by Hytera to acquire all Norsat Shares under the Arrangement Agreement dated March 24, 2017;

“Outside Date” means October 31, 2017 or such later date as Hytera Sub and Norsat may agree in writing;

“Parties” means Norsat, Hytera and Hytera Sub;

“Permits” means any permit, license, certifications, registrations, security clearances, variances, exemptions, Orders, authorization, consent, or approval from any Governmental Entity;

“Person” includes an individual, general partnership, limited partnership, corporation, company, limited liability, company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Norsat, substantially in the form of Schedule B of the Amending Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the written consent of Norsat and Hytera Sub, each acting reasonably;

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“PRC Approvals” means the approval of the National Development and Reform Commission of the People’s Republic of China, the Ministry of Commerce of the People’s Republic of China and the State Administration of Foreign Exchange of the People’s Republic of China to the payment of the Share Consideration;

“Privet” means collectively Privet Fund LP and Privet Fund Management LLC;

“Proxy” means the proxy to be sent to Securityholders for use in connection with the Meeting;

“Raymond James” means Raymond James Ltd.;

“Record Date” means April 24, 2017;

“Regulatory Authorities” means the applicable Governmental Entity who requires the Permits that are necessary for the Company and its subsidiaries to conduct its business;

“Regulatory Clearances” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities necessary to implement the Arrangement and includes the (i) ICA Approval; (ii) CGP Approval; (iii) SADI Approval and (iv) PRC Approvals;

“Requisite Securityholder Approval” means (i) two-thirds of the votes cast on the Arrangement Resolution by the Norsat Shareholders present in person or represented by proxy at the Meeting; (ii) two-thirds of the votes cast by Securityholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as a single class, with each Norsat Share, each Norsat RSU and each Norsat Share underlying a Norsat Option entitling the holder thereof to one vote; and (iii) a simple majority of the votes cast by the Norsat Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Norsat Shareholders that are required to be excluded pursuant to MI 61-101.

“Right to Match Period” has the meaning ascribed thereto in “The Arrangement Agreement –Norsat’s Right to Accept a Superior Proposal”;

“SADI” means the Strategic Aerospace & Defence Initiative, designed by Industry Canada to encourage strategic research and development in aerospace, defence, space or security;

“SADI Approval” means the prior written consent of the Minister of Industrial Technology Office of Innovation, Science and Economic Development Canada to enter into an agreement resulting in a Change in Control as defined in the Schedule 1 – SADI General Conditions attached to SADI Agreement No. 780-502886 and to SADI Agreement No. 70-510309, each between Norsat and Her Majesty the Queen in Right of Canada;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules and regulations promulgated thereunder, as amended;

“Securities Authorities” means the British Columbia Securities Commission, the SEC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada and the states of the United States;

“Securityholders” means the Norsat Shareholders, Option Holders and RSU Holders;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com;

“Share Consideration” means $11.25 in cash per Norsat Share, subject to adjustment pursuant to the terms of the Arrangement Agreement and in accordance with the Plan of Arrangement;

“Stock Option Plan” means the Stock Option Plan of Norsat dated May 9, 2012, as may be amended, restated or supplemented

“subsidiary” means a “subsidiary” as defined in the BCBCA;

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“Superior Proposal” means any unsolicited bona fide Acquisition Proposal to purchase or otherwise acquire directly or indirectly, including by means of a merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction, (i) not less than all of the Norsat Shares (other than Norsat Shares beneficially owned by the party making such Acquisition Proposal), or (ii) not less than all or substantially all of the assets of Norsat and its subsidiaries taken as a whole, that in either case:

(a)	did not result from a beach of Section 7.2 of the Arrangement Agreement;

(b)	complies with Applicable Securities Laws;

(c)	is not subject to any due diligence or financing condition; and

(d)	the Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) is reasonably capable of being completed in accordance with its terms without undue delay taking into account, to the extent considered appropriate by the Board of Directors, all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal, including that shareholder approval and SADI Approval may be required, and (B) would, if consummated in accordance with its terms (but expressly taking into account any risk of non-completion), result in a transaction more favourable to the Norsat Shareholders from a financial point of view to the Norsat Shareholders than the Arrangement (taking into consideration any adjustment to the terms and conditions of the Arrangement proposed by Hytera and Hytera Sub;

“Superior Proposal Notice” has the meaning ascribed thereto in “The Arrangement Agreement – Norsat’s Right to Accept a Superior Proposal”;

“Supplemental Order” means the supplemental order of the Court issued in respect of the Interim Order attached to this Supplemental Information as Appendix E;

“Support and Voting Agreement” means the voting support agreements prepared by Hytera Sub and entered into contemporaneously, or as soon or practicable after the date of the Arrangement Agreement, between Hytera Sub and (i) each member of the Board of Directors and (ii) each executive officer of Norsat;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Termination Payment Event” has the meaning ascribed thereto in “The Arrangement Agreement - Termination”;

“Third Party Consents” means those consents and approvals described in Section 1.1 of the Company Disclosure Letter;

“Transactions” has the meaning ascribed thereto in Section 4(a) of Schedule C of the Arrangement Agreement;

“TSX” means the Toronto Stock Exchange; and

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

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NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

THE ARRANGEMENT HAS NOT AND WILL NOT BE APPROVED OR DISAPPROVED BY SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS SUPPLEMENTAL INFORMATION.

Norsat is a corporation existing under the laws of the Province of British Columbia. The solicitation of proxies and the Arrangement contemplated in this Supplemental Information involve securities of a Canadian issuer that are being effected in accordance with Canadian corporate and securities laws. This solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the 1934 Act. Accordingly, the proxy solicitation rules under the 1934 Act are not applicable to Norsat or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Securityholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the 1934 Act.

Financial statements included or incorporated by reference in this Supplemental Information have been prepared in accordance with International Financial Reporting Standards, which differ from United States generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of United States companies.

Norsat Shareholders that are United States Holders are advised to consult their own tax advisors regarding the United States federal, state, local and foreign tax consequences to them of participating in the Arrangement and should carefully read the information under “Certain United States Federal Income Tax Considerations”.

The enforcement by Norsat Shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that: (i) Norsat is a corporation existing and governed under the laws of the Province of British Columbia; (ii) certain of the directors, officers and the experts named in this Supplemental Information are not residents of the United States; and (iii) a substantial portion of Norsat’s and such officer’s and director’s respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Norsat, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. securities laws or “blue sky” law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

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SUMMARY
The following is a summary of certain information contained in this Supplemental Information, including its appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Supplemental Information, including its appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Supplemental Information. Securityholders are urged to read this Supplemental Information and its appendices carefully and in their entirety.

The Arrangement

The Arrangement and Plan of Arrangement are being proposed pursuant to the terms of the Arrangement Agreement, as amended by the Amending Agreement. On implementation of the Plan of Arrangement, Hytera Sub will acquire all outstanding Norsat Shares and Norsat will become a wholly-owned subsidiary of Hytera Sub. Under the Plan of Arrangement, each holder of Norsat Shares (other than Dissenting Shareholders) will receive US$11.25 per Norsat Share.

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution, a copy of which is attached as Appendix A to this Supplemental Information. The Arrangement Resolution will, subject to the terms and conditions of the Arrangement Agreement, authorize Norsat to implement the Plan of Arrangement.

The Arrangement Agreement dated March 24, 2017 originally provided for Share Consideration of US$10.25 per Norsat Share. Subsequent to the mailing of meeting materials for the Meeting, the Company received an Acquisition Proposal from Privet that the Independent Directors determined was a Superior Proposal. On May 23, 2017 Hytera proposed to revise the Share Consideration to US$11.25 and the Independent Directors determined that the proposal of Privet was no longer a Superior Proposal. The Amending Agreement was entered into on May 30, 2017. See “The Arrangement – Background to the Arrangement” for a description of the background to the Arrangement.

The Amending Agreement dated May 30, 2017 (a) increased the Share Consideration to US$11.25 per Norsat Share (an increase from the original Hytera offer of US$10.25 per Norsat Share and Privet’s offer of US$11.00 per Norsat Share), (b) increased both the Company Termination Payment and Parent Termination Payment from US$2.0 million to US$2.5 million (the amount proposed by Privet in its offer), (c) deleted a condition that allowed Hytera to terminate the offer if dissents exceed a specified threshold, (d) changed the Outside Date from September 30, 2017 to October 31, 2017 and (e) modified the time period that the Company may consider a subsequent Acquisition Proposal from a person that already has made an Acquisition Proposal.

Reconvened Securityholder Meeting

At the Meeting scheduled for May 29, 2017, Securityholders were to consider the original acquisition proposal as set out in the Arrangement Agreement dated March 24, 2017. Given that the Hytera’s proposal to amend the Share Consideration was received close to the date of the Meeting, the Company determined that it would adjourn the Meeting without considering the Arrangement in order to allow for the entering into of the Amending Agreement and to allow for the distribution of this Supplemental Information.

Purpose of the Reconvened Meeting and Record Date

The reconvened Meeting will be held at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C. V6V 2L4 on Thursday, June 22, 2017 at 2:00 pm (Pacific time), for the purpose of considering, and if deemed advisable, pass a special resolution approving a Plan of Arrangement that, if implemented, will result in all Norsat Shares being acquired by Hytera Sub.

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April 24, 2017 has been established as the record date for determining Securityholders entitled to receive notice of and to vote at the Meeting. Only Shareholders whose names have been entered into the register of the holders of Norsat Shares as at April 24, 2017, and Option Holders and RSU Holders as at April 24, 2017, will be entitled to receive notice of and to vote at the reconvened Meeting in respect of such Norsat Shares, Norsat Options or Norsat RSUs, as applicable.

Particulars of the Arrangement

Under the terms of the Arrangement, as amended, Norsat Shareholders and RSU holders will receive, in exchange for their Norsat Shares or Norsat RSUs, as applicable, the Share Consideration pursuant to a series of transactions as set out in the Plan of Arrangement, which includes the following steps:

a)

each outstanding Norsat Share (other than Norsat Shares held by Dissenting Shareholders) will, be irrevocably assigned and transferred by the holder thereof to Hytera Sub (free and clear of all Liens) in exchange for a cash payment of US$11.25 for each Norsat Share held; and

b)

each outstanding Norsat RSU (whether vested or unvested) shall be transferred by the holder thereof to Norsat in exchange for a cash payment by or on behalf of Norsat equal to US$11.25 for each Norsat RSU held.

Each outstanding Norsat Option (whether vested or unvested) will be transferred by the holder thereof to Norsat (free and clear of all Liens) in exchange for a cash payment by or on behalf of Norsat equal to the amount, if any, by which the Canadian Equivalent of the Share Consideration exceeds the exercise price per Norsat Share of such Norsat Option.

The Norsat Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised will be deemed to be transferred to Norsat (free and clear of all Liens), without any further act or formality, and such Dissenting Shareholders will cease to have any rights as holders of such Norsat Shares other than the right to be paid fair value for such Norsat Shares by Norsat as set out in the Plan of Arrangement, attached as Schedule B to the Arrangement Agreement, and the Norsat Shares so transferred will be cancelled.

Recommendation of the Independent Directors

The Independent Directors, having taken into account such matters they considered relevant, including the Fairness Opinion discussed below, unanimously determined that the consideration to be paid by Hytera under the Arrangement is fair to the securityholders of Norsat and that the Arrangement is in the best interests of Norsat. Accordingly, the Independent Directors unanimously recommend that the Securityholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Independent Directors”.

Reasons for the Arrangement

In the course of their evaluation of the Arrangement, the Independent Directors consulted with Norsat’s senior management, legal counsel and its financial advisor, and considered a number of factors including, among others, the following:

  Significant Premium to Norsat Shareholders. The value of the Share Consideration of US$11.25 per Norsat Share payable under the Arrangement represents a premium of approximately 77% over unaffected trading price of the Norsat Shares on September 16, 2016 (the date before which a shareholder of Norsat publicly expressed an interest in acquiring control of Norsat), and 82% over the 20-day volume weighted average price ending on September 16, 2016.

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  Fairness Opinion. KPMG, an independent financial advisor to Norsat, has provided their opinion that, based upon the scope of their review, analysis, qualifications and assumptions set out therein, as of May 30, 2017, the Share Consideration offered to Norsat Shareholders is fair from a financial point of view to the Norsat Shareholders. In presenting its opinion, KPMG provided detailed presentations to assist the directors in understanding the basis for the Fairness Opinion. See “The Arrangement – KPMG Fairness Opinion”.

  Trading of Norsat Shares. Trading in the Norsat Shares has been subject to low volumes and infrequency of trades for at least 12 months which indicates that the actual ability of large numbers of Norsat Shareholders to realize the current trading price for their Norsat Shares is highly unlikely. Under the Arrangement, Norsat Shareholders are offered 100% cash consideration for all of their Norsat Shares, providing Norsat Shareholders with certainty of value and liquidity at an attractive premium to trading prices as well as the opportunity to sell their Norsat Shares free of broker commissions and fees.

  Arm’s Length Negotiations; Independent Directors. The Arrangement is the result of arm’s length negotiations between Norsat and Hytera which lasted for several months. The Independent Directors, all of whom are independent within the meaning of Applicable Securities Laws, took an active role in making all strategic decisions with respect to the Arrangement, and provided oversight, guidance and specific instructions to management in respect of the negotiations in respect of the Arrangement. Furthermore, Mr. Fabio Doninelli, Chairman of the Board, at times directly participated in the negotiations of certain aspects of the Arrangement.

  Review of Strategic Alternatives. The Independent Directors considered a range of potential strategic alternatives available to Norsat, including the potential shareholder value as assessed by Norsat and its financial advisor that could be expected to be generated by remaining a standalone company, as well as the potential benefits, risks and uncertainties associated with such alternatives. See “The Arrangement – Background to the Arrangement”.
  The Independent Directors also considered the process run by Norsat that ultimately led to the Arrangement (including their discussions with Raymond James and KPMG on the process), and concluded that the process had been a rigorous, broad and competitive process run over an extended period of time that resulted in the proposed transaction with Hytera.

  Terms of the Arrangement Agreement are Reasonable. The Arrangement Agreement is a result of arm’s length negotiations between Norsat and Hytera. The Independent Directors believe that the terms and conditions of the Arrangement Agreement, including the fact that Norsat’s, Hytera’s and Hytera Sub’s representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with external legal advisors, reasonable in light of all applicable circumstances.

  Negotiations with Hytera and Competing Offer from Privet. Based on the fact that the negotiations between Norsat and Hytera were extensive, lasted for several months (see “The Arrangement – Background to the Arrangement”) and resulted in a significant increase from Hytera’s initial offer, Privet made a subsequent offer that was a Superior Proposal, and Hytera revised its offer such that the revised Share Consideration exceeded that offered by Privet, the Independent Directors believe that the Arrangement represents Norsat’s highest price and the highest price reasonably attainable for the Norsat Shareholders in the near future.

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  Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Norsat’s ability to solicit interest from third parties, the Arrangement Agreement allows the Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by the Securityholders and after the Board determines, in good faith that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal. See “The Arrangement – The Arrangement Agreement – Norsat’s Right to Accept a Superior Proposal”.

  Timing. The Independent Directors believe that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, thereby allowing Norsat Shareholders, Option Holders and RSU Holders to receive the consideration as contemplated in the Arrangement Agreement in a reasonable time frame.

  Likelihood of Closing. The fact that the Arrangement is subject to a limited number of conditions to closing, the absence of a financing condition, the absence of any anticipated lengthy regulatory delays or issues, and the fact that the Arrangement is not subject to the approval of Hytera’s shareholders increases the likelihood that the Arrangement will be completed.

  Reasonable Termination Fee. The view of the Independent Directors, after consultation with advisors, is that the Norsat Termination Payment of US$2.5 million under the Arrangement Agreement would not likely preclude a third party from making a potential unsolicited Superior Proposal, and was within the range of termination fees that are considered customary for a transaction of the nature of the Arrangement.

  Shareholder Approval is Required. Due to the fact that the Arrangement Resolution must be approved by the affirmative vote of at least 66⅔% of the votes cast on the Arrangement Resolution by Norsat Shareholders present in person or represented by proxy at the Meeting, and the fact that if a higher offer is made to Norsat Shareholders prior to the Meeting, Norsat Shareholders are free to support such higher offer and vote against the Arrangement Resolution.

  Court Approval is Required. The Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to the Securityholders.

  Dissent Rights. The availability of Dissent Rights to the registered Norsat Shareholders with respect to the Arrangement.

The Independent Directors also considered a number of potential risks arising from the Arrangement, and a number of potential negative consequences of the Arrangement, including:

  Uncertainty Regarding Completion of Arrangement. While the Independent Directors expect the Arrangement will be consummated, there can be no assurance that the conditions in the Arrangement Agreement to Norsat’s and Hytera’s obligations to complete the Arrangement will be satisfied and, as a result, the Arrangement may not be consummated. See “The Arrangement – The Arrangement Agreement – Mutual Conditions Precedent,” “Additional Conditions Precedent to the Obligations of Hytera and Hytera Sub” and “Additional Conditions Precedent to the Obligations of Norsat”.

  Adverse Effect of Unconsummated Transaction. The Independent Directors considered the potential adverse effect on Norsat’s business, share price and ability to attract and retain key employees if the Arrangement were announced but not consummated.

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  Tax Treatment. The fact that the exchange of Norsat Shares for the Share Consideration pursuant to the Arrangement generally will be a taxable transaction for Canadian federal income tax purposes and United States federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

  Limitation on Ability to Solicit Superior Proposals. The Arrangement Agreement restricts Norsat’s ability to solicit alternative acquisition proposals from a third party (see “The Arrangement – The Arrangement Agreement – Norsat Covenants Regarding Non- Solicitation”). Hytera and Hytera Sub conditioned their willingness to enter into the Arrangement Agreement on including these provisions. The Independent Directors considered these provisions and believed they were reasonable in light of similar restrictions contained in other transactions of this type and the benefits of the Arrangement to the Norsat Shareholders and would not preclude the Board from being able to consider unsolicited proposals. In addition, the Independent Directors received advice on the reasonableness of the Norsat Termination Payment (see “Reasonable Termination Fee” above).

  Time, Effort and Costs. Substantial time, effort and costs are associated with entering into the Arrangement Agreement and completing the Arrangement. In addition, these activities involve substantial disruptions to the operation of Norsat’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement Arrangement integration efforts, and the risk that the operations of Norsat would be disrupted by employee concerns or departures, or changes to or termination of Norsat’s relationships with its customers, suppliers and distributors following the public announcement of the Arrangement.

Fairness Opinion

KPMG (an independent advisor) have provided the Board of Directors their opinions that, subject to the assumptions, limitations and qualifications set forth in their respective Fairness Opinion, the consideration to be paid by Hytera under the Arrangement, as amended, is fair, from a financial point of view, to the Norsat Shareholders. See “The Arrangement - Fairness Opinion” and the full text of the Fairness Opinion can be found at Appendix C to this Supplemental Information and which should be read in its entirety. While Raymond James (the Company’s financial advisor) provided a fairness opinion in respect of the original offer from Hytera, the Independent Directors determined that a fairness opinion from Raymond James addressing Hytera’s revised offer was, in the circumstances, not required.

Approvals

Completion of the Arrangement is subject to the approval of the Securityholders, Court and Regulatory Authorities, as well the other terms and conditions specified in the Arrangement Agreement. See “The Arrangement Agreement”.

Securityholder Approval

At the reconvened Meeting, Securityholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least: (i) 66⅔% of the votes cast by the Norsat Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting as a single class; (ii) 66⅔% of the votes cast by Securityholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as a single class, with each Norsat Share, each Norsat RSU and each Norsat Share underlying a Norsat Option entitling the holder thereof to one vote; and (iii) a simple majority of the votes cast by the Norsat Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Norsat Shareholders that are required to be excluded pursuant to MI 61-101.

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Court Approval

The BCBCA requires that the Court approve the Arrangement.

On April 25, 2017, Norsat obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and thereafter filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. On June 2, 2017, Norsat obtained the Supplemental Order providing supplemental orders for the calling and holding of the reconvened Meeting and other procedural matters and thereafter filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order, the Supplemental Order and the Notice of Application with respect to the Arrangement are attached as Appendix D, Appendix E and Appendix F, respectively, to this Supplemental Information.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Pacific time), on June 27, 2017, or as soon thereafter as counsel for Norsat may be heard, at 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the Interim Order, each Securityholder, as well as persons who have been served with notice of the application for the Final Order, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Norsat at the address set out below, at or before 4:00 p.m. (Pacific time) on June 23, 2017, with a Response to Petition (“Response”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application for Final Order. Response and supporting materials must be delivered, within the time specified, to Norsat International Inc., c/o McMillan LLP, 1500 — 1055 West Georgia Street, Vancouver, B.C., V6E 4N7, Attention: Katherine A. Reilly. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response will be served with notice of the new date for the hearing of the Final Order application.

Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Regulatory Approval

The Arrangement Agreement provides that it is a condition to the obligations of Norsat, Hytera and Hytera Sub that the ICA Approval, CGP Approval, SADI Approval and the PRC Approvals are obtained. Norsat has applied for a new registration in the Controlled Goods Program. The SADI Approval has been obtained. Hytera has also received notification that there will be no order for review of the transaction under subsection 25.3(1) of the Investment Canada Act. Accordingly, the ICA Approval condition has been satisfied. Hytera is preparing to file for the PRC Approvals. See “The Arrangement – Regulatory Matters”.

Termination Payments

The Arrangement Agreement requires that Norsat pay the Norsat Termination Payment in certain circumstances and that Hytera pay the Hytera Termination Payment in certain circumstances. See “The Arrangement Agreement – Termination”.

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Agreements Related to the Arrangement

Arrangement Agreement

On March 24, 2017, Norsat, Hytera and Hytera Sub entered into the Arrangement Agreement under which the Parties agreed, subject to certain terms and conditions, to complete the Arrangement. On May 30, 2017, Norsat, Hytera and Hytera Sub entered into the Amending Agreement that amended certain of the terms and conditions of the Arrangement. This Supplemental Information contains a summary of certain provisions of the Arrangement Agreement, as Amended by the Arrangement Agreement, and is qualified in its entirety by the full text of the Arrangement Agreement and the Amending Agreement, copies of which are available under Norsat’s profile on the SEDAR website at www.sedar.com.

Support and Voting Agreements

Each of the directors and certain executive officers of Norsat have, subject to certain conditions, entered into Support and Voting Agreements to vote their Norsat Shares, Norsat Options and Norsat RSUs, if applicable, in favour of the Arrangement, as amended. See “The Arrangement –Support and Voting Agreements”.

Hytera and Hytera Sub

Hytera is a leading provider of private mobile radio communications solutions, providing complete and customized communication solutions to clients in government, public security, utility, transportation and enterprise sectors across more than 120 countries and regions across the world. Hytera’s global sales network includes 38 branches in, amongst others, the United States, United Kingdom, Germany, Australia and Brazil, over 600 partners across the world and a research and development team of over 1,200 engineers in five research centers. Hytera’s shares are listed on the Shenzhen Stock Exchange (ISIN reference CNE1000013B1). Mr. Chen Qingzhou, the Chairman, Chief Executive Officer and founder of Hytera, holds 52% of the issued share capital of Hytera. The remaining shares are held by non-governmental institutional investors and private investors.

For the 12 months ended December 31, 2016, Hytera’s revenues were approximately RMB3.43 billion (approximately US$497 million) and its net profit was approximately RMB399 million (approximately US$57.8 million).

Hytera Sub is an indirect wholly-owned subsidiary of Hytera formed in British Columbia for the purpose of acquiring control of Norsat pursuant to the Arrangement.

Voting at the Meeting

New forms of proxies are not being distributed with this Supplemental Information. Votes already cast in time for Meeting on the Original Hytera Offer will, unless revoked, be voted on the Arrangement Resolution in the manner originally indicated, either in favour or against. If you lost your proxy or voting instructions, please contact the proxy solicitation agent, Evolution Proxy Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com. You can also vote by internet, by going to www.investorvote.com and follow the instructions.

Securityholders may attend the reconvened Meeting in person or may be represented by proxy. A Securityholder has the right to appoint a person (who need not be a Securityholder) to represent him, her or it at the Meeting other than the persons designated in the forms of proxy provided by Norsat to represent the Securityholder at the Meeting. To exercise this right, the Securityholder should strike out the name of the management designees in the applicable form of proxy enclosed and insert the name of the desired representative in the blank space provided in the applicable form of proxy or submit another appropriate form of proxy. To vote the Norsat Securities, such proxyholder must attend the Meeting. If the named proxy does not attend the Meeting, your Norsat Securities will not be voted. In order to be effective, a proxy must be

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deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the chair of the Meeting prior to the commencement of the Meeting. Alternatively, you may submit your vote over the internet or by telephone by following the instructions found on the form of proxy. If you hold Norsat Shares through an intermediary, you should carefully follow the instructions on the form provided to you by your intermediary to ensure that your Norsat Shares are voted at the Meeting in accordance with your instructions. See “Supplemental Information – Appointment and Revocation of Proxies”, and “– Voting of Proxies”.

Proxy Solicitation Agent

Norsat has retained Evolution Proxy, Inc. to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Evolution Proxy, Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com.

Risk Factors

Securityholders should consider a number of risk factors relating to the Arrangement and Norsat in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.

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SOLICITATION OF PROXIES

New forms of proxies are not being distributed with this Supplemental Information. Votes already cast in time for Meeting on the Original Hytera Offer will, unless revoked, be voted on the Arrangement Resolution in the manner originally indicated, either in favour or against. If you lost your proxy or voting instructions, please contact the proxy solicitation agent, Evolution Proxy Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com. You can also vote by internet, by going to www.investorvote.com and follow the instructions.

The solicitation of proxies has been done primarily by mail, but proxies may have been or may be solicited personally or by telephone by directors, officers and regular employees of Norsat. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Norsat Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Norsat has retained Evolution Proxy, Inc. to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Evolution Proxy, Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com. The cost of solicitation will be borne by Norsat. Norsat expects to pay fees of approximately CDN$100,000 to Evolution Proxy, Inc. for its proxy solicitation service in addition to certain out-of-pockets expenses.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the form of proxy provided to Securityholders are Directors of the Company. A SECURITYHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SECURITYHOLDER) TO BE THE PROXYHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY CROSSING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. The signature must conform to the name of the Securityholder(s) as registered. To be valid, a proxy must be dated and signed by the Securityholder(s) or his attorney authorized in writing. Executors, administrators, trustees or other personal representatives signing on behalf of a Securityholder(s) should indicate so when signing. Where Norsat Securities are held jointly, either owner may sign. Where Norsat Securities are held by a company, a duly authorized officer or attorney of such company must sign. If the proxy is executed by the personal representative for an individual Securityholder(s) or by an officer or attorney of a corporate Securityholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A Securityholder who has given a proxy may revoke it by an instrument in writing executed by the Securityholder or by his attorney authorized in writing or, where the Securityholder is a company, by a duly authorized officer or attorney of the company, and delivered to the registered office of the Company, Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6V 2L4 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VALIDITY OF PROXIES

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the securityholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting prior to the commencement of the Meeting.

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A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the reconvened Meeting, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

Any votes already cast on the Arrangement Resolutions in respect of the Original Hytera Offer will be voted at the Meeting in the manner indicated by the Securityholder. The Supplemental Order provides that votes in favour of or against the Original Hytera Offer will, unless revoked, be considered voted in favour of or against the revised offer from Hytera.

VOTING OF PROXIES

The Norsat Securities represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH NORSAT SECURITIES WILL ON A POLL BE VOTED IN FAVOUR OF THE ARRANGEMENT IF NO CHOICE HAS BEEN SPECIFIED BY THE SECURITYHOLDER.

The form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Supplemental Information, the management of the Company knows of no such amendment, variation or other matter, which may be presented at the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Beneficial Shareholders should note that only proxies deposited by Norsat Shareholders whose names appear on the records of Company as the registered holders of Norsat Shares can be recognized and acted upon at the Meeting. Most shareholders are “non-registered” shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as CDS Clearing and Depository Services Inc. (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

This Supplemental Information is being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions previously provided.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized capital consists of an unlimited number of common shares without par value, of which 5,848,808 common shares are issued and outstanding as at April 24, 2017.

To the knowledge of the Directors and executive officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or control or direct shares carrying more than 10% of the voting rights attached to all outstanding Norsat Shares of the Company are as follows:

	Number of		Percentage of
Name	Norsat Shares	(1)	Norsat Shares

Privet Fund Management LLC	1,027,170		17.56%

Note:

(1)

The information as to the Norsat Shares held by the listed company is not within the knowledge of management of the Company. Consequently, such information has been obtained from publicly available disclosure.

Only persons registered as shareholders on the books of the Company, and persons who hold Norsat Options and Norsat RSUs, as of the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each Norsat Shareholder is entitled to one vote for each Norsat Share registered in its name on the list of shareholders, which is available for inspection during regular business hours at Computershare’s principal offices in Toronto and Vancouver, and at the Meeting.

Under the Company’s Articles, the quorum for the transaction of business at the Meeting is at least one person who is, or who represents by proxy, one or more Norsat Shareholders who, in the aggregate, hold at least 5% of the issued Norsat Shares of the Company entitled to vote at the Meeting. Unless otherwise described herein, a simple majority of votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

MATTERS TO BE ACTED UPON

THE ARRANGEMENT

General

This section provides material information about the proposal acquisition of Norsat by Hytera and other information regarding the Arrangement.

Both the Board and the board of directors of Hytera have approved the Arrangement Agreement. The Arrangement Agreement and the Plan of Arrangement provide that Hytera Sub will acquire all of the outstanding Norsat Shares subject to, among other things:

  approval of the Arrangement Resolution by the Securityholders;

  approval of the Arrangement by the Court; and

  receipt of all the Regulatory Clearances including CGP Approval and PRC Approvals.

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Pursuant to the Arrangement, Norsat will become a wholly-owned subsidiary of Hytera Sub. On consummation of the Arrangement:

(a)	Hytera Sub will acquire each outstanding Norsat Share and in consideration therefor Hytera Sub will pay the Share Consideration;

(b)

each outstanding Norsat Option will be transferred to Norsat and Norsat will pay the holder the sum of the amount, if any, by which the Canadian Equivalent of the Share Consideration exceeds the exercise price per Norsat Share of such Norsat Option; and

(c)	each outstanding Norsat RSU will be transferred to Norsat and Norsat will pay the holder the sum of an amount equal to the Share Consideration.

Upon the transfer of the Norsat Options and Norsat RSUs to Norsat, each Norsat Option and Norsat RSU will be cancelled and all agreements or commitments relating to such Norsat Option and Norsat RSU will be terminated and will be of no further force and effect.

Registered Norsat Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Norsat Shares. Beneficial Shareholders, Option holders, RSU holders and any Norsat Shareholder who has voted (or instructed a proxyholder to vote) in favour of the Arrangement Resolution are not entitled to exercise Dissent Rights. See the section of the Supplemental Information entitled “The Arrangement – Dissenting Shareholder Rights”.

When the Arrangement Becomes Effective

Under the BCBCA, the Court must approve the Plan of Arrangement. If, among other things, the Requisite Securityholder Approval is obtained at the Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. After obtaining the Final Order, and if all other conditions are satisfied or waived, the Arrangement will become effective at the Effective Time. It is currently expected that the Effective Date will occur in the third quarter of 2017.

Plan of Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix B to this Supplemental Information.

Pursuant to the terms of the Plan of Arrangement and commencing at the Effective Time, each of the events set out below will occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by Norsat, Hytera Sub or any other person:

(a)

each Norsat Option outstanding immediately before the Effective Time (whether vested or unvested) will be transferred from the holder thereof to Norsat (free and clear of all Liens) and in consideration thereof Norsat will pay the amount, if any, by which the Canadian Equivalent of the Share Consideration, in respect of the Norsat Option, exceeds the exercise price per Norsat Share of such Norsat Option;

(b)

each Norsat RSU outstanding immediately before the Effective Time (whether vested or unvested) will be transferred from the holder thereof to Norsat and in consideration therefor Norsat will pay the amount equal to the Share Consideration;

(c)	at the same time as the steps in paragraphs (a) and (b) above, with respect to

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each Norsat Option and Norsat RSU,

	(i)	each holder of Norsat Options and Norsat RSUs will cease to be a holder of such Norsat Options or Norsat RSUs, as applicable,

	(ii)	such holder’s name will be removed from the register of Norsat Option holders or Norsat RSU holders, as applicable,

	(iii)	each Norsat Option and Norsat RSU will be cancelled and all agreements or commitments relating to the Norsat Options or Norsat RSUs will be terminated and will be of no further force and effect, and

	(iv)	such holder will thereafter have only the right to receive the consideration to which they are entitled to as described in paragraphs (a) and (b) above.

(d)	each issued Norsat Share held by a Norsat Shareholder (other than a Dissenting Shareholder) will be transferred to Hytera Sub (free and clear of any Liens) and in consideration therefor Hytera Sub will pay the Share Consideration;

(e)	each Norsat Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Hytera Sub and Hytera Sub will thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement, and the name of such Dissenting Shareholder will be removed from the central securities register of Norsat as a holder of Norsat Shares and the Norsat Shares so transferred will be cancelled;

(f)	at the same time as the steps in paragraphs (d) and (e) above, with respect to each Norsat Share,

	(i)	the holders of such Norsat Shares will cease to be the holders thereof and to have any rights as holders in respect of such Norsat Shares and the name of the holder thereof will be removed from the central securities register of Norsat with respect to Norsat Shares; and

	(ii)	legal and beneficial title to such Norsat Share will vest in Hytera Sub and Hytera Sub will be and be deemed to be the transferee and legal and beneficial owner of such Norsat Share (free and clear of any Liens) and will be entered in the central securities register of Norsat as the sole holder thereof; and

(g)	each holder of Norsat Shares, Norsat Options and Norsat RSUs, with respect to each step set out above applicable to such holder, will be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Norsat Share, Norsat Option or Norsat RSU, as the case may be, in accordance with such step.

Following the receipt of the Final Order and prior to the Effective Date, Hytera Sub will deposit or arrange to be deposited cash with the Depositary in the aggregate amount equal to payments in respect of Norsat Shares required by the Plan of Arrangement to be paid by Hytera Sub (calculated without reference to whether any Norsat Shareholder has exercised Dissent Rights).

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At the Effective Time, Norsat will pay the amounts, net of applicable withholdings, to be paid to holders of Norsat Options and Norsat RSUs either (i) pursuant to the normal payroll practices and procedures of Norsat, or (ii) in event that payment pursuant to the normal payroll practices and procedures of Norsat is not practicable for any such holder, by cheque delivered to such holder of Norsat Options or Norsat RSUs.

Following the successful completion of the Arrangement, Norsat will be a wholly-owned subsidiary of Hytera Sub.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Norsat and Hytera, and their respective legal and financial advisors, as applicable. The following is a summary of the principal events, meetings, negotiations, discussions and actions among the parties leading up to the execution and public announcement of the Arrangement Agreement.

Norsat’s senior management team has regularly considered strategic opportunities, including potential corporate and asset transactions that would help accelerate the growth and development of Norsat. Items of the highest priority have been discussed with the Board informally and at regularly scheduled Board meetings. Before the consideration of the proposed Arrangement described in the Supplemental Information, Norsat’s management team and Board had, from time to time, considered strategic alternatives to enhance shareholder value. While Norsat made two acquisitions in the last seven years, management and the board did not pursue a number of other possible transactions as they did not meet the board and management’s expectations for a return on investment.

During a site visit in April 2016, a senior officer of Hytera, a customer of Norsat, verbally indicated that Hytera had an interest in acquiring certain assets of Norsat. Subsequent to this visit and indication of interest, Hytera and Norsat continued with informal discussions about a possible transaction.

On May 5, 2016, Ryan Levenson, the Principal and Portfolio Manager of Privet Fund Management LLC, the manager of Privet Fund LP (together “Privet”), advised management of Norsat that Privet may have an interest in acquiring control of Norsat. Privet provided an indicative price range at the time of the meeting. Privet is a significant shareholder of Norsat, having increased its holding from the time of its initial purchase in December 2014, holding approximately 17.56% of the issued and outstanding Norsat Shares. Norsat and Privet have had periodic discussions regarding its investment in Norsat and possible transactions Norsat might consider.

Senior management of Norsat advised the Independent Directors of the interest shown by Hytera and Privet in a possible transaction with Norsat, neither of which was solicited. A formal meeting of the Board was held on May 24, 2016 to discuss the interest shown by Hytera and Privet. At that meeting, the Board authorized senior management to continue discussions with Hytera and Privet.

Following the May 24, 2016 Board meeting, senior management continued to work with Privet and Hytera while they conducted due diligence. Non-disclosure agreements were entered into with each of Privet and Hytera in June 2016.

While Hytera and Privet were conducting due diligence, senior management of Norsat was approached on July 6, 2016 by a third company regarding a possible change of control transaction. This offer, which was also unsolicited, came from a party that was one of the potential merger targets identified by senior management in the pursuit of the growth strategy.

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While it made no formal offer, in the course of discussions with senior management Privet provided information on several price ranges should it make a cash offer for Norsat Shares. Hytera submitted a written non-binding letter of intent to Norsat on July 29, 2016 to acquire, for cash, 100% of the Norsat Shares. A non-binding letter of intent was received on July 27, 2016 from the third party that approached Norsat on July 6, 2016.

During July and early August, Senior management interviewed a number of parties regarding their ability to act as a financial advisor to Norsat.

The Board of Directors met on August 3, 2016 to discuss the offers received from or communicated by Hytera, Privet and the third party. No determination was made to prefer one offer over the others. At the same meeting, the Board also determined, from a pool of three candidates put forward by senior management, to retain Raymond James as Norsat’s financial advisor. Raymond James was retained on August 5, 2016.

In August 2016, Raymond James performed due diligence on Norsat and reviewed Norsat’s latest financial model. Raymond James engaged in several conversations with Hytera, Privet and the third party and provided each of them with the latest financial model.

On August 30, 2016, Norsat received a revised letter of intent from the third party.

On September 9, 2016, Norsat received a revised letter of intent from Hytera.

On September 19, 2016, after ongoing discussions, Privet publicly announced that it had sent a non-binding letter to the Board of Directors indicating its interest in acquiring all of the outstanding Norsat Shares not already owned by Privet at a price of US$8.00 per share, in cash, pursuant to a consensual, negotiated transaction. The offer was subject to due diligence, financing and the entering into of a definitive agreement. On that same day, Norsat issued a press release announcing that, in addition to Privet, it had received indications of interest from multiple parties with respect to a strategic transaction.

At a Board meeting held on September 23, 2016, Raymond James provided its analysis of the offers or indications of interest received from Hytera, Privet and the third party offeror. After considering, among other things, the presentation of Raymond James and the strategic options available to Norsat (including continuing as a stand-alone company), the Independent Directors determined that it was in the best interest of Norsat to move forward with negotiations for a sale of control and that the Hytera offer was the leading offer. Accordingly, Norsat moved forward in its negotiations with Hytera.

On September 27, 2016, the Board requested that Raymond James perform a market check with a select number of potentially interested parties. Raymond James also received inbound interest from parties who saw Privet’s and Norsat’s press releases. In all, Raymond James discussed the opportunity with 15 additional parties (11 strategic and four financial), with four parties executing non-disclosure agreements and performing additional due diligence on Norsat. Ultimately, all of the additional parties declined to submit an offer.

On October 4 and 5, 2016, Hytera conducted on-site due diligence of Norsat’s operations. Following these visits, Hytera verbally indicated a proposed per share price that was higher than its previous offer. On October 12, 2016, the Board of Directors met to consider the revised price proposed by Hytera against the price publicly announced by Privet on September 19, 2016. At that meeting, the Board received a report from Raymond James regarding the offerings the Company had received to such date. The Independent Directors of Norsat concluded that the Hytera offer remained superior and resolved to move forward with negotiations with Hytera. As part of that process, discussions were held between Norsat and its counsel and Hytera and its counsel as to the form of the transaction and key issues to be resolved. On October 14, 2016, Privet verbally advised Norsat that it could propose a higher price than the price publicly announced on September 19, 2016.

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On November 1, 2016, Raymond James made a final canvass of interest by requesting best and final offers from the interested parties. At a meeting of the Board held on November 2, 2016, the Independent Directors considered each of the offers and, given that its offer was superior to the others, decided to pursue negotiations with Hytera on an exclusive basis. The previously executed non-disclosure agreement with Hytera was amended to provide Hytera with an exclusive right to negotiate a transaction.

A letter of intent was never entered into with Hytera. Under the SADI Agreements, Norsat is prohibited from entering into any agreement for the possible change of control of Norsat without the prior approval of the Minister of Industry. Accordingly, the parties determined that they would commence negotiation of a draft definitive agreement and that Norsat would submit a suitable form of that agreement along with the request for SADI Approval. See “The Arrangement –Regulatory Matters”.

In November and December of 2016, Norsat and Hytera negotiated the form of the Arrangement Agreement and Hytera carried out its final due diligence investigations. The Independent Directors were consulted on and made final determinations on the material terms of the definitive agreement. During this period, senior management also negotiated improvements to the per share consideration to be paid by Hytera which were communicated by Hytera on November 14, 2016. On December 16, 2016, Hytera’s exclusivity rights were extended.

On December 20, 2016, Norsat submitted a request to the Industry Technology Office for SADI Approval in connection with the proposal of Hytera to acquire control of Norsat.

On January 9, 2017, a meeting of the Board was held to provide an up-date on the status of the transaction with Hytera, including all terms of the proposed arrangement agreement.

SADI Approval was granted, subject to conditions, on January 11, 2017.

As part of the negotiation of the Arrangement Agreement, Norsat and Hytera also considered the various regulatory approvals required to complete the transaction, including a possible approval requirement under the Investment Canada Act and whether Hytera’s ownership and control of Norsat would alter or revoke Norsat’s registration under Canada’s Controlled Goods Program in such a way that would significantly impact upon Norsat’s ability to participate in activities that require such registration. See “The Arrangement – Regulatory Matters”. Hytera determined that they would provide a confidential notification of acquisition under the Investment Canada Act before having the Arrangement Agreement approved by their board. While Hytera was preparing and making regulatory filings, Norsat also took certain steps to allow the proposed Arrangement to proceed more efficiently after announcement.

After receiving SADI Approval, senior management of Norsat visited Hytera at its head office in China on February 6 and 7, 2017. During that visit, management discussed with Hytera the timeline for the completion of all matters required to be completed before Hytera would enter into a definitive arrangement agreement. During those meetings, the exclusivity period afforded Hytera was also verbally extended. At a meeting held on February 10, 2017, the Board received a formal report from senior management on the matters to be completed and conditions to be satisfied before the agreement with Hytera could be finalized and Hytera was prepared to put the agreement to its board for approval. As part of that meeting, senior management discussed the comfort on regulatory matters that Hytera was seeking before executing a definitive agreement.

At a meeting held on March 7, 2017, the Independent Directors received an up-date on the status of the progress to resolving all pre-signing conditions. They also approved Norsat obtaining a second fairness opinion from an independent financial advisor on a fixed fee basis. KPMG was retained to provide the second fairness opinion on March 10, 2017.

On March 8, 2017, Norsat released its financial results for the year-ended December 31, 2016. On March 13, 2017, Privet, through its financial advisor, advised Raymond James that Privet was considering increasing the price per share it was prepared to offer. On March 14, 2017, the Board met to consider the revised price communicated by Privet. After taking notice that there

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was no formal offer from Privet, and after receiving advice from its legal counsel, the Independent Directors determined that given the exclusivity understanding in place with Hytera, Norsat could not enter into negotiations with Privet. Norsat’s legal counsel advised Privet’s financial advisor that Norsat was under exclusivity and could not consider the offer.

On March 16, 2017, Privet publicly announced that it had sent a non-binding letter to the Board of Directors indicating its interest in acquiring all of the outstanding Norsat Shares not already owned by Privet at a price of US$10.25 per share in cash pursuant to a consensual, negotiated transaction. The offer was subject to due diligence, financing and the entering into of a definitive agreement. On March 17, 2017, Norsat issued a press release announcing the receipt of Privet’s new indication of interest and confirmed that the Board was continuing to review various strategic alternatives and opportunities to maximize shareholder value.

The Independent Directors met on March 17, 2017 to considered Privet’s public announcement, including the conditions of Privet’s offer. In considering the interest indicated by Privet, the Independent Directors noted that Hytera did not have board approval to enter into the Arrangement Agreement and was still pursuing pre-announcement regulatory filings. They also determined that the price proposed by Privet was superior to that offered by Hytera. Given the exclusivity understanding in place, the Independent Directors resolved to provide Hytera with an opportunity to match the price offered by Privet.

On March 19, 2017, Hytera confirmed that it would increase its offer to US$10.25 provided the termination fee payable to Hytera under certain circumstances was increased. Between March 19, 2017 and March 24, 2017, Hytera and Norsat revised the Arrangement Agreement to account for the improved offer from Hytera as well as to settle all final terms. Hytera also confirmed that, subject to board approval, they would proceed with entering into the Arrangement Agreement while the Minister continued to consider whether the proposed transaction would be subject to a national security review under the Investment Canada Act.

The Independent Directors met after the close of markets on March 24, 2017 to consider and approve the Arrangement Agreement. Hytera’s board meet for the same purpose on that same day. At that meeting, the Independent Directors, among other things, reviewed the terms of the final form of the Arrangement Agreement, the conditions to be satisfied before closing, including the Regulatory Clearances, and confirmed their rationale for pursuing a transaction with Hytera instead of remaining independent. The Independent Directors also received a detailed presentation from Raymond James in respect of the financial analysis conducted by Raymond James in support of the Raymond James Fairness Opinion and discussed that opinion with Raymond James. Raymond James provided an oral opinion (subsequently confirmed in the Raymond James Fairness Opinion) to the effect that, and based upon and subject to the assumptions, limitations, qualifications and other matters contained in the Raymond James Fairness Opinion, as at March 24, 2017, the consideration to be received by the Norsat Shareholders pursuant to the Arrangement is fair from a financial point of view to the Norsat Shareholders. KPMG then provided the Independent Directors with a detailed presentation on the basis for the KPMG Fairness Opinion and discussed that opinion with them. KPMG provided its written opinion to the effect that, and based upon and subject to the assumptions, limitations, qualifications and other matters contained in the KPMG Fairness Opinion, as at March 24, 2017, the consideration to be received by the Norsat Shareholders pursuant to the Arrangement is fair from a financial point of view to the Norsat Shareholders. The Independent Directors unanimously resolved that the Arrangement was in the best interest of the Company and the consideration payable thereunder was fair from a financial point of view to the Norsat Shareholders. Following the Board meeting, senior management finalized and on behalf of Norsat entered into the Arrangement Agreement.

After announcing the entering into of the Arrangement Agreement and the proposed transaction with Hytera, Norsat, in compliance with its obligations under the Arrangement Agreement, approached Privet to request that they enter into a support and voting agreement for the Arrangement. Privet declined to provide a commitment to support the Arrangement.

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On April 13, 2017, Norsat received an unsolicited, conditional, non-binding proposal from Privet to acquire control of Norsat for cash consideration of US$11.00 per share (the “Privet Proposal”). The Privet Proposal was non-binding and subject to conditions including due diligence and financing. On the same day, Norsat also provided notice to Hytera of the receipt of the Privet Proposal and provided Hytera with copies of the Privet Proposal and associated correspondence.

On April 14, 2017, Norsat’s Board of Directors formally appointed the Independent Directors as a special committee of the Board (the “Special Committee”) to, in consultation with the Company’s legal and financial advisors, review and consider the Privet Proposal. The Special Committee appointed Mr. James Topham as its Chairman. The Special Committee met immediately after the conclusion of the Board meeting to review the Privet Proposal. After consulting with Raymond James, KPMG and Norsat’s legal advisor, the Special Committee concluded that the Privet Proposal was a bone fide Acqusition Proposal under the Arrangement Agreement and could reasonably be expected to lead to a Superior Proposal and that a failure to respond to the proposal would constitute a breach of its fiduciary duties. After making this determination, Norsat granted Privet and its advisors access to Norsat’s senior management and data room for the purpose of conducting due diligence. This determination was communicated to Hytera on the same day.

On April 17, 2017, Privet publicly announced that it had sent the Privet Proposal. On the same day, Norsat issued a press release confirming receipt of the Privet Proposal and that the Special Committee had been formed.

Between April 19 and 27, 2017, Amiee Chan and Arthur Chin, the CEO and CFO, respectively, of Norsat, along with Mr. Topham, the Chairman of the Special Committee, responded to the due diligence requests of Privet and had direct discussions with Privet and its financial advisors on the business, operations and financial condition of Norsat. The financial advisors to Norsat and Privet also participated in these due diligence discussions. During this period, Privet also provided additional information to Norsat’s management about its plans to finance the acquisition, including providing letters from two parties indicating an interest, subject to conditions, in providing debt financing to Privet sufficient to cover a portion of the financing needed to complete the acquisition of Norsat by Privet. During this time, counsel for Norsat and Privet discussed the form of arrangement agreement Privet was prepared to enter into and the conditions that might be included in such agreement. Hytera was also kept informed of the due diligence discussions and given the same information provided to Privet.

On April 21, 2017, the Special Committee met to discuss the status of the Privet Proposal and the expected timeline for when Privet would make a final determination as to whether they would remove the conditions of their offer and be prepared to enter into a definitive agreement. At the meeting Mr. Topham also reported on his participation in the discussions with Privet and up-date discussions held with Hytera.

By April 27, 2017, the day before the Circular was sent for printing, Privet had not yet removed the conditions to the Privet Proposal. As such, the Special Committee formed to respond to the Privet Proposal had not yet considered whether the Privet Proposal was a Superior Proposal to the Arrangement. Accordingly, the recommendation of the Independent Directors to vote in favour of the Arrangement Resolution remained unchanged as at the date of the Circular.

After April 27, 2017, the senior management of Norsat continued to provide diligence materials to and meet with Privet and its financial advisors.

On May 2, 2017, the Special Committee met to discuss the status of the Privet Proposal. As a result of the meeting, later that day James Topham sent a letter to Privet summarizing the discussions that had been held with Privet regarding the need for SADI approval before any agreement could be entered into with Privet, reiterating the documentation the Special Committee desired to review that would support the ability of Privet to finance any offer, and the information executed to be needed to obtain SADI approval. The Special Committee also discussed the proxy solicitation process for the approval of the Arrangement.

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After May 2, 2017, Norsat continued to answer due diligence questions from Privet and on May 9, 2017, Privet communicated to Norsat the documentation Privet was working to provide to Norsat in support of the Privet Proposal. Discussions were also held on the terms of a final Privet Proposal. On May 10, 2017, the Special Committee met to discuss the status of the Privet Proposal and when an unconditional proposal might be received from Privet.

On May 13, 2017, Privet provided to Norsat a draft of a revised Privet Proposal as well as drafts of agreements and commitments to be provided in support of the revised Privet Proposal, which included debt and equity commitment letters in respect of the financing of Privet’s offer and a guarantee of the Privet Fund LP for the payment of a proposed termination fee. The Special Committee met on May 14, 2017 to consider the draft materials provided by Privet. The Special Committee considered certain changes required to the materials, the necessity for additional materials to be provided to support the ability of Privet to finance the offer, and changes to the terms of the Privet Proposal. Those requests were communicated to Privet and follow-up materials were subsequently provided by Privet.

On May 15, 2017, Norsat announced that Privet had removed the conditions attached to the Privet Proposal to acquire control of Norsat for cash consideration of US$11.00 per Norsat Share and indicated that it was prepared to sign a definitive agreement on non-financial terms and conditions substantially identical to the then form of the arrangement agreement with Hytera (the “Privet Offer”). The Privet Offer was accompanied by updated drafts of debt and equity commitment letters in respect of the financing of the Privet Offer and a guarantee of the Privet Fund for the proposed termination fee (which was to be increased to US$2.5 million for the termination payments made by Norsat and Privet).

The Special Committee met on May 16, 2017 to begin their review of the terms of the Privet Offer and the documentation provided by Privet in support of the Privet Offer. While updated fairness opinions were not received at the meeting, the Special Committee did receive advice from Raymond James and KPMG regarding the Privet Offer and, in particular, that there had been no meaningful change in the range of values for comparable transactions to be used to consider the fairness of the Privet Offer. The Special Committee determined that if executed supporting documentation were provided, the Special Committee could make a determination that the Privet Offer was a Superior Proposal. The Special Committee authorized James Topham, the Chairman of the Special Committee, to review all executed supporting documentation, when provided, and make a final determination on the Privet Offer. Acceptable signed supporting documents were provided by Privet on May 16, 2017.

On May 17, 2017, after market close, Norsat delivered a written notice to Hytera of the determination of the Independent Directors that the Privet Offer was a Superior Proposal. Norsat issued a press release announcing the determination of the Independent Directors that the Privet Offer was a Superior Proposal, and the deliver of a notice to that effect to Hytera, on May 18, 2017.

On May 23, 2017, the Special Committee was advised that Hytera was considering revising the Arrangement in response to the Privet Offer. The terms of such revised offer (the “Hytera Revised Offer”) were discussed as well as the financial capability of Hytera to support an improved offer. On May 25, 2017, the Special Committee met to review the terms of the Hytera Revised Offer. Among other changes, the Hytera Revised Offer increased the Share Consideration to US$11.25 per Norsat Share and increased the Company Termination Payment and the Parent Termination Payment to US$2.5 million. The terms of Hytera Revised Offer were discussed in comparison to the Privet Offer. The Special Committee received comfort from KPMG that they expect to be able to deliver a favourable fairness opinion in respect of the Hytera Revised Offer. They also discussed the status of the proxy solicitation for the Original Hytera Offer. The Special Committee determined that based on the amended offer from Hytera, the Privet Offer ceased to be a Superior Proposal, and subject to obtaining SADI Approval, the Company would enter into an amendment of the Arrangement Agreement and implement the Hytera Revised Offer. On May 25, 2017, the Company made a public announcement of such determination and determined that the Meeting would be adjourned without considering the Arrangement as originally proposed.

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SADI Approval with respect to the entering into of the Amending Agreement was granted on May 30, 2017.

On May 30, 2017, the Independent Directors met to consider and approve the Amending Agreement. At that meeting, the Special Committee, among other things, reviewed the terms of the final form of the Amending Agreement. The Special Committee also received the KPMG Fairness Opinion. KPMG provided its written opinion to the effect that, and based upon and subject to the assumptions, limitations, qualifications and other matters contained in the KPMG Fairness Opinion, as at May 30, 2017, the consideration to be received by the Norsat Shareholders pursuant to the Arrangement is fair from a financial point of view to the Norsat Shareholders. The Independent Directors unanimously resolved that the Arrangement was in the best interest of the Company and the consideration payable thereunder was fair from a financial point of view to the Norsat Shareholders. Following the meeting, senior management finalized and on behalf of Norsat entered into the Amending Agreement.

On June 1, 2017, Norsat was notified that the Minister responsible for the Investment Canada Act had served notice that there will be no order for review under subsection 25.3(1) of the Act of the potential acquisition of Norsat by Hytera. Accordingly, this notice satisfied the Investment Canada Act condition for closing of the Arrangement.

Recommendation of the Independent Directors

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE INDEPENDENT DIRECTORS UNANIMOUSLY RECOMMEND THAT SECURITYHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION.

Reasons for the Arrangement

As described above, in making its recommendation, the Independent Directors consulted with counsel, received the Fairness Opinion, reviewed a significant amount of information and considered a number of factors, including, without limitations, those listed below. The Independent Directors recommended the Arrangement based upon the totality of the information presented and considered by them. The following summary of the information and factors considered by the Independent Directors is not intended to exhaustive, but includes a summary of the material information and factors considered by the Independent Directors in their consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Independent Directors’ evaluation of the Arrangement, the Independent Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their conclusions and recommendations. The recommendation of the Independent Directors was made after consideration of all of the factors noted below and other factors and in light of the Independent Directors’ knowledge of the business, financial condition and prospects of Norsat and taking into account the advice of the financial advisors and legal counsel to Norsat. Individual directors may have assigned different weights to different factors. The following includes forward-looking information and readers are cautioned that actual results may vary.

  Significant Premium to Norsat Shareholders. The value of the Share Consideration of US$11.25 per Norsat Share payable under the Arrangement represents a premium of approximately 82% over unaffected trading price of the Norsat Shares on September 16, 2016 (the date before which a shareholder of Norsat publicly expressed an interest in acquiring control of Norsat), and 77% over the 20-day volume weighted average price ending on September 16, 2016.

  Fairness Opinion. Pursuant to the Fairness Opinion, KPMG, an independent financial advisor to Norsat, have provided their opinions that, based upon the scope of their review, analysis, qualifications and assumptions set out therein, as of May 30, 2017, the Share Consideration offered to Norsat Shareholders is fair from a financial point of view to the Norsat Shareholders. In presenting its opinion, KPMG provided detailed presentations to

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  assist the directors in understanding the basis for the Fairness Opinion. See “The Arrangement – KPMG Fairness Opinion”.

  Trading of Norsat Shares. Trading in the Norsat Shares has been subject to low volumes and infrequency of trades for at least 12 months which indicates that the actual ability of large numbers of Norsat Shareholders to realize the current trading price for their Norsat Shares is highly unlikely. Under the Arrangement, Norsat Shareholders are offered 100% cash consideration for all of their Norsat Shares, providing Norsat Shareholders with certainty of value and liquidity at an attractive premium to trading prices as well as the opportunity to sell their Norsat Shares free of broker commissions and fees.

  Arm’s Length Negotiations; Independent Directors. The Arrangement is the result of arm’s length negotiations between Norsat and Hytera which lasted for several months. The Independent Directors, all of whom are independent within the meaning of Applicable Securities Laws, took an active role in making all strategic decisions with respect to the Arrangement, and provided oversight, guidance and specific instructions to management in respect of the negotiations in respect of the Arrangement. Furthermore, Mr. Fabio Doninelli, Chairman of the Board, at times directly participated in the negotiations of certain aspects of the Arrangement.

  Review of Strategic Alternatives. The Independent Directors considered a range of potential strategic alternatives available to Norsat, including the potential shareholder value as assessed by Norsat and its financial advisor that could be expected to be generated by remaining a standalone company, as well as the potential benefits, risks and uncertainties associated with such alternatives. See “The Arrangement – Background to the Arrangement”.
  The Independent Directors also considered the process run by Norsat that ultimately led to the Arrangement (including their discussions with Raymond James and KPMG on the process), and concluded that the process had been a rigorous, broad and competitive process run over an extended period of time that resulted in the proposed transaction with Hytera.

  Terms of the Arrangement Agreement are Reasonable. The Arrangement Agreement is a result of arm’s-length negotiations between Norsat and Hytera. The Independent Directors believe that the terms and conditions of the Arrangement Agreement, including the fact that Norsat’s, Hytera’s and Hytera Sub’s representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with external legal advisors, reasonable in light of all applicable circumstances.

  Negotiations with Hytera and Competing Offer from Privet. Based on the fact that the negotiations between Norsat and Hytera were extensive, lasted for several months (see “The Arrangement – Background to the Arrangement”) and resulted in a significant increase from Hytera’s initial offer, Privet made a subsequent offer that was a Superior Proposal, and Hytera revised its offer such that the revised Share Consideration exceeded that offered by Privet, the Independent Directors believe that the Arrangement represents Norsat’s highest price and the highest price reasonably attainable for the Norsat Shareholders in the near future.

  Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Norsat’s ability to solicit interest from third parties, the Arrangement Agreement allows the Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by the Securityholders and after the Board determines, in good faith that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal. See “The Arrangement – The Arrangement Agreement – Norsat’s Right to Accept a Superior Proposal”.

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  Timing. The Independent Directors believe that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, thereby allowing Norsat Shareholders, Option Holders and RSU Holders to receive the consideration as contemplated in the Arrangement Agreement in a reasonable time frame.

  Likelihood of Closing. The fact that the Arrangement is subject to a limited number of conditions to closing, the absence of a financing condition, the absence of any anticipated lengthy regulatory delays or issues, and the fact that the Arrangement is not subject to the approval of Hytera’s shareholders increases the likelihood that the Arrangement will be completed.

  Reasonable Termination Fee. The view of the Independent Directors, after consultation with advisors, is that the Norsat Termination Payment of US$2.5 million under the Arrangement Agreement would not likely preclude a third party from making a potential unsolicited Superior Proposal, and was within the range of termination fees that are considered customary for a transaction of the nature of the Arrangement.

  Shareholder Approval is Required. Due to the fact that the Arrangement Resolution must be approved by the affirmative vote of at least 66⅔% of the votes cast on the Arrangement Resolution by Norsat Shareholders present in person or represented by proxy at the Meeting, and the fact that if a higher offer is made to Norsat Shareholders prior to the Meeting, Norsat Shareholders are free to support such higher offer and vote against the Arrangement Resolution.

  Court Approval is Required. The Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Norsat Shareholders.

  Dissent Rights. The availability of Dissent Rights to the registered Norsat Shareholders with respect to the Arrangement.

The Independent Directors also considered a variety of risks and other potentially negative aspects in its deliberations concerning the Arrangement, including, without limitation:

  Uncertainty Regarding Completion of Arrangement. While the Independent Directors expect the Arrangement will be consummated, there can be no assurance that the conditions in the Arrangement Agreement to Norsat’s and Hytera’s obligations to complete the Arrangement will be satisfied and, as a result, the Arrangement may not be consummated.
  See “The Arrangement – The Arrangement Agreement – Mutual Conditions Precedent,” “– Additional Conditions Precedent to the Obligations of Hytera and Hytera Sub” and “- Additional Conditions Precedent to the Obligations of Norsat”.

  Adverse Effect of Unconsummated Transaction. The Independent Directors considered the potential adverse effect on Norsat’s business, share price and ability to attract and retain key employees if the Arrangement were announced but not consummated.

  Tax Treatment. The fact that the exchange of Norsat Shares for the Share Consideration pursuant to the Arrangement generally will be a taxable transaction for Canadian federal income tax purposes and United States federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

  Limitation on Ability to Solicit Superior Proposals. The Arrangement Agreement restricts Norsat’s ability to solicit alternative acquisition proposals from a third party (see “The Arrangement – The Arrangement Agreement – Norsat Covenants Regarding Non- Solicitation”). Hytera and Hytera Sub conditioned their willingness to enter into the Arrangement Agreement on including these provisions. The Independent Directors considered these provisions and believed they were reasonable in light of similar restrictions contained in other transactions of this type and the benefits of the Arrangement to the Norsat

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  Shareholders and would not preclude the Board from being able to consider unsolicited proposals. In addition, the Independent Directors received advice on the reasonableness of the Norsat Termination Payment (see “Reasonable Termination Fee” above).

  Time, Effort and Costs. Substantial time, effort and costs are associated with entering into the Arrangement Agreement and completing the Arrangement. In addition, these activities involve substantial disruptions to the operation of Norsat’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement Arrangement integration efforts, and the risk that the operations of Norsat would be disrupted by employee concerns or departures, or changes to or termination of Norsat’s relationships with its customers, suppliers and distributors following the public announcement of the Arrangement.

KPMG Fairness Opinion

KPMG was formally engaged by the Board pursuant to an agreement dated March 10, 2017 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, KPMG agreed to act as an independent financial advisor to the Board, in which capacity KPMG was asked to prepare and deliver to the Board its written opinion as to whether the Share Consideration to be received by the Norsat Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Norsat Shareholders. KPMG delivered a fairness opinion to the Board dated March 24, 2017 in support of the Arrangement with Hytera agreed to on March 24, 2017.

The Board selected KPMG on the basis of KPMG’s experience in transactions similar to the Arrangement and its reputation in the investment community. Neither KPMG nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Norsat, or any of its respective associates or affiliates (collectively, the “Interested Parties”) and neither KPMG nor any of its affiliates has acted as an investment advisor to any of the Interested Parties or Hytera in respect of the Arrangement, or is part of a soliciting dealer group, is the auditor or has any financial interest in the completion of the Arrangement. Other than the Engagement Agreement, there are no understandings, agreements or commitments between KPMG and Norsat with respect to any future business dealings.

As at March 24, 2017 and May 30, 2017, KPMG confirmed to the Board that it believed that it was “independent” (as such term is used in Part 6 of MI 61-101) of all Interested Parties in the Arrangement.

Pursuant to the terms of the Engagement Agreement, KPMG received a fixed-fee of $100,000 from Norsat for the delivery of the March 24, 2017 fairness opinion and an additonal $40,000 for the delivery of the KPMG Fairness Opinion. No fees are or were payable to KPMG under the Engagement Agreement that are contingent upon the conclusion reached by KPMG in the KPMG Fairness Opinion, Norsat’s entering into the Arrangement Agreement, as amended, or the successful completion of the Arrangement or any other transaction. In addition, Norsat has agreed to reimburse KPMG for all of its reasonable out-of-pocket expenses incurred in respect of its engagement under the Engagement Agreement (including routine administrative charges and disbursements) and to indemnify KPMG (and other parties) against certain customary liabilities.

KPMG provided the Board with presentations outlining, among other things, the financial analysis conducted and considerations made in finalizing the KPMG Fairness Opinion, including a review of key financial aspects of the Arrangement and a comparison to other recent market transactions of the consideration to be received by Norsat Shareholders pursuant to the Arrangement Agreement. A summary of the financial analyses conducted and the results thereof are included in the KPMG Fairness Opinion attached as Appendix C to this Supplemental Information.

In deciding to recommend and approve the Arrangement, respectively, the Independent Directors considered, among other things, the advice and financial analyses provided by KPMG referred to above as well as the KPMG Fairness Opinion. The KPMG Fairness Opinion was only one of the many factors considered by the Independent Directors in evaluating the Arrangement and should not be viewed as determinative of the views of the Independent Directors with respect to the

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Arrangement or the consideration to be received by Norsat Shareholders pursuant to the Arrangement Agreement. In assessing the KPMG Fairness Opinion, the Independent Directors considered and assessed the independence of KPMG.

The full text of the KPMG Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, information reviewed, matters considered, methodologies employed and limitations on the scope of the review undertaken, is attached as Appendix C. The KPMG Fairness Opinion addressed the fairness, from a financial point of view, of the consideration to be received by the Norsat Shareholders pursuant to the transaction contemplated by the Arrangement Agreement, and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or accounting aspects of the Arrangement to Norsat or Norsat Shareholders. The KPMG Fairness Opinion is addressed to the Board for its exclusive use only in considering the Arrangement and may not be relied upon by any other person. The KPMG Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Norsat. The KPMG Fairness Opinion does not constitute a recommendation to any Norsat Shareholder as to how such Norsat Shareholder should act or vote on any matters relating to the Arrangement. This summary of KPMG Fairness Opinion is qualified in its entirety by the full text thereof.

Support and Voting Agreements

Each of the directors and certain executive officers of Norsat have, subject to certain conditions, entered into Support and Voting Agreements to vote their Norsat Shares, Norsat Options and Norsat RSUs, if applicable, in favour of the Arrangement. The total number of Norsat Shares, Norsat Options and Norsat RSUs controlled or held by the directors and certain executive officers as of April 24, 2017 is 7.2% of the outstanding Norsat Shares, 54.1% of the outstanding Norsat Options and 84.3% of the outstanding Norsat RSUs.

Under the Support and Voting Agreements, the directors and executive officers of Norsat have agreed to vote their Norsat Shares, Norsat Options and Norsat RSUs in favour of the Arrangement and against any resolution proposed by Norsat or any other person that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay, or interfere with, the completion of the Arrangement. The Consenting Securityholder further agreed that it will, among others, (i) except as contemplated by the Support and Voting Agreement, not vote or grant to any person other than Hytera and Hytera Sub a proxy to vote or enter into any voting trust, vote pooling or other agreement with respect to the right to vote their Norsat Share, Norsat Options and Norsat RSUs in favour of any Acquisition Proposal; (ii) not support any other action that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or discourage the completion of the Arrangement; and (iii) not do anything that would reasonably be expected to frustrate or hinder the consummation of the transactions contemplated in the Arrangement Agreement.

Subject to the terms and conditions of the Support and Voting Agreements, or except as may be expressly permitted by the Arrangement Agreement or permitted in writing by Hytera and Hytera Sub, each Consenting Securityholder agreed that during the term of the Support and Voting Agreements, directly or indirectly, in any manner:

  sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of their Norsat Shares, Norsat Options or Norsat RSUs or enter into any agreement, arrangement or understanding in connection therewith;

  deposit any of their Norsat Shares, Norsat Options or Norsat RSUs into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement understanding or arrangement, with respect to the voting of their Norsat Shares, Norsat Options and Norsat RSUs;

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  not solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Norsat or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

  not enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Hytera and Hytera Sub) regarding any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

  not accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal;

  not accept or enter into or propose publicly to accept or enter into a contract with any person relating to an Acquisition Proposal; and

  to immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussions or negotiations commenced prior to the date of the Support and Voting Agreements with any person (other than Hytera and Hytera Sub) by or on behalf of the Consenting Securityholder with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by the Consenting Securityholder.

If at any time, prior to obtaining the approval of the holders of Norsat Shares eligible to vote in respect of the resolution authorizing the Arrangement, Norsat receives a written Acquisition Proposal that did not result from a breach of any provision of any agreement in effect between Norsat, Hytera and Hytera Sub, the Consenting Securityholder may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal provided that (i) the Board of Directors first determines that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal, (ii) Norsat is otherwise permitted to take such actions under any provision of any agreement then in effect between Norsat, Hytera and Hytera Sub, and (iii) such Acquisition Proposal did not result from a breach by the Consenting Securityholder of the provisions of the Support and Voting Agreements.

The obligations of each Consenting Securityholder under the Support and Voting Agreements will terminate upon the earliest of (i) the date upon which the Arrangement becomes effective, (ii) the date of termination of the Arrangement Agreement in accordance with its terms, or (iii) the date upon which the Consenting Securityholder, Hytera and Hytera Sub agree to terminate the Support and Voting Agreement in writing.

Copies of the Voting and Support Agreements are available electronically under Norsat’s profile on SEDAR at www.sedar.com.

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Regulatory Matters

The Arrangement Agreement provides that it is a condition of closing that the Regulatory Clearances be received.

Investment Canada Act

Under the Investment Canada Act, a transaction exceeding a certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, may be subject to review (a “Reviewable Transaction”) and in such a case cannot be implemented unless the Minister is satisfied, or is deemed to be satisfied, that the transaction is “likely to be a net benefit to Canada”. The Arrangement is below the financial thresholds and is not a Reviewable Transaction.

Any transaction, including those below the Reviewable Threshold that involve a non-Canadian buyer, require a notification to be filed under the Investment Canada Act not later than 30 days post-closing. A non-Canadian buyer may provide the required notification before closing. On receipt of the notification, the Minister is entitled to review the proposed transaction and consider whether the acquisition could be injurious to national security. While the factors to be considered by the Minister are not defined in law, the Minister has issued guidance that in assessing proposed or implemented investments under the national security provisions of the Act, the nature of the asset or business activities and the parties, including the potential for third party influence, involved in the transaction will be considered.

The Investment Canada Act contemplates an initial period of up to 45 days after the date a notification has been certified complete. However, if the Minister has not completed his consideration by that date, the Minister may serve notice under section 25.2(1) of the Investment Canada Act to extend the time for him to decide whether to order a national security review for an additional 45 days. The Minister and the Governor in Council may also exercise other rights to extend the period of a national security review, if one is ordered, to up to 200 days from the date the filing has been certified complete. However, if the national security review has not been completed by that date, the Minister and the non-Canadian buyer may agree to extend the review period for an additional defined of time.

While the Arrangement is not a Reviewable Transaction, it is a condition in the Arrangement Agreement that Hytera receives a confirmation that either there will be no review of the Arrangement under national security grounds or that no action will be taken in respect of the Arrangement, or receives an order authorizing the transaction (on terms and conditions satisfactory to Hytera, acting reasonably). Hytera filed a notification of the proposed acquisition of Norsat with the Investment Review Division on March 3, 2017 with an expected review time of 45 days. On April 18, 2017, Hytera received notice from the Minister extending the initial review period by an additional 45 days from April 18, 2017. On June 1, 2017, Hytera received notice from the Minister that here will be no order for review of the proposed acquisition of Norsat under subsection 25.3(1) of the Investment Canada Act. Accordingly, this notice satisfied the Investment Canada Act condition for closing of the Arrangement.

CGP Approval

Norsat is registered under Canada's Controlled Goods Program (“CGP”). The CGP is a registration program for those persons who are examining, possessing or transferring "controlled goods" as listed in the Schedule to Canada’s Defence Production Act. Registration is also required for anyone who wishes to export controlled goods from Canada and is applying for a permit from Global Affairs Canada.

Through discussion with the Controlled Goods Directorate (the “CGD”) (the directorate within Public Works and Government Services Canada (“PWGSC”) responsible for the CGP), Norsat has sought advanced approval from the CGD to determine whether ownership and control by Hytera would alter or revoke Norsat’s registration under the CGP. At the request of the CGD,

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Hytera completed and submitted a foreign, ownership, control or influence (“FOCI”) questionnaire with respect to its activities and proposed ownership/control of Norsat. The FOCI questionnaire was submitted on January 19, 2017. The FOCI questionnaire is under review by PWGSC.

SADI Approval

Norsat has received funding under Canada’s SADI program. This program, which is managed by Innovation, Science and Economic Development Canada's Industrial Technologies Office, provides repayable contributions to support strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries. Pursuant to the SADI Agreements, Norsat has received funding under SADI. Under the SADI Agreements, SADI is required to receive 30 days notice of any proposed change in the control of to, and may not agree to a proposed change of control without the consent of, the Minister of Industry.

On December 20, 2017, Norsat gave notice to Industrial Technologies Office that it was proposing to enter into an arrangement agreement with Hytera and a wholly-owned subsidiary of Hytera. By letter dated January 11, 2017, Norsat received confirmation from the Industry Technology Office consenting to the signing of an arrangement agreement with Hytera for the purchase of all outstanding Norsat Shares. The consent was given with the condition that the acquisition was not in violation of any regulation or policy of any governmental entity or regulatory authority, including the Investment Canada Act or any law. By letter dated May 30, 2017, Norsat received confirmation from the Industry Technology Office that the proposed amendments to the previous Arrangement Agreement, as set out in the Amending Agreement, would not affect their consent given previously.

PRC Approvals

PRC Regulatory clearances include (i) the issuance of a notice from the Development & Reform Commission of Shenzhen Municipality in respect of the filing notice made in connection with the Acquisition; (ii) the issuance of a record filing notice from the Economy, Trade and Information Commission of Shenzhen Municipality in respect of the Arrangement; and (iii) the approval for the remittance of foreign exchange out of China from the State Administration of Foreign Exchange of China in respect of the Arrangement. Hytera is preparing to file for the PRC Approvals.

Approvals

Securityholder Approval

At the Meeting, Securityholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least: (i) 66⅔% of the votes cast by the Norsat Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting as a single class; (ii) 66⅔% of the votes cast by Securityholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as a single class, with each Norsat Share, each Norsat RSU and each Norsat Share underlying a Norsat Option entitling the holder thereof to one vote; and (iii) a simple majority of the votes cast by the Norsat Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Norsat Shareholders that are required to be excluded pursuant to MI 61-101. To the knowledge of Norsat, the votes attached to Norsat Shares owned Fabio Doninelli, Director of Norsat, Amiee Chan, Norsat’s President and Chief Executive Officer, and Arthur Chin, Norsat’s Chief Financial Officer, will be excluded from the “majority of the minority” vote mandated by MI 61-101. The Arrangement Resolution must be approved by the Requisite Securityholder Approval in order for Norsat to seek the Final Order and implement the Arrangement in accordance with the Final Order. Notwithstanding the approval by Securityholders of the Arrangement Resolution, Norsat reserves the right not to proceed with the Arrangement subject to the terms of the Arrangement Agreement.

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Court Approval

The BCBCA requires that the Court approve the Arrangement.

On April 25, 2017, Norsat obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and thereafter filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. On June 2, 2017, Norsat obtained the Supplemental Order providing supplemental orders for the calling and holding of the reconvened Meeting and other procedural matters and thereafter filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order, the Supplemental Order and the Notice of Application with respect to the Arrangement are attached as Appendix D, Appendix E and Appendix F, respectively, to this Supplemental Information.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Pacific time), on June 27, 2017, or as soon thereafter as counsel for Norsat may be heard, at 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the Interim Order, each Securityholder, as well as persons who have been served with notice of the application for the Final Order, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Norsat at the address set out below, at or before 4:00 p.m. (Pacific time) on June 23, 2017, with a Response to Petition (“Response”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application for Final Order. Response and supporting materials must be delivered, within the time specified, to Norsat International Inc., c/o McMillan LLP, 1500 — 1055 West Georgia Street, Vancouver, B.C., V6E 4N7, Attention: Katherine A. Reilly. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response will be served with notice of the new date for the hearing of the Final Order application.

Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Interests of Directors and Executive Officers of Norsat in the Arrangement

The directors and executive officers of Norsat may have interests in the Arrangement that are, or may be different from, or in addition to, the interests of other Securityholders. These interests include those described below. The Independent Directors were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Securityholders.

Norsat Shares

In connection with the Arrangement, the directors of Norsat, who as at April 24, 2017, beneficially owned or exercised control or direction over, an aggregate of 389,337 Norsat Shares representing 6.7% of the issued and outstanding Norsat Shares have each entered into a Voting Support Agreement pursuant to which they have agreed to vote their Norsat Shares in favour of the Arrangement Resolution. In addition, a non-director executive officer of Norsat, who as at April 24, 2017, beneficially owned or exercised control or direction over, an aggregate of 30,676 Norsat Shares, representing 0.5% of the issued and outstanding Norsat Shares, has entered into a Support and Voting Agreement pursuant to which such executive officer has agreed to vote his Norsat Shares, in favour of the Arrangement Resolution. All of the Norsat Shares held by such directors and executive officer of Norsat and their associates will be treated in the same fashion under the Arrangement as Norsat Shares held by all other Norsat Shareholders.

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Norsat Options

As at April 24, 2017, the directors of Norsat owned an aggregate of 75,206 Norsat Options granted pursuant to the Stock Option Plan representing 39.2% of the issued and outstanding Norsat Options. In addition, a non-director executive officer of Norsat, who as at April 24, 2017, beneficially owned 28,515 Norsat Options granted pursuant to the Stock Option Plan representing 14.9% of the issued and outstanding Norsat Options. Pursuant to the Plan of Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, each outstanding Norsat Option (whether vested or unvested) will be transferred from the holder to Norsat and in consideration Norsat will pay the amount, if any, by which the Canadian Equivalent of the Share Consideration exceeds the exercise price per Norsat Share of such Norsat Option.

Norsat RSUs

As at April 24, 2017, the directors of Norsat owned an aggregate of 47,889 Norsat RSUs granted pursuant to the Norsat RSU Plan representing 50.5% of the issued and outstanding Norsat RSUs. In addition, a non-director executive officer of Norsat, who as at April 24, 2017, beneficially owned or exercised control over 32,159 Norsat RSUs granted pursuant to the Norsat RSU Plan, representing 33.9% of the issued and outstanding Norsat RSUs. Each of these directors and executive officer has entered into a Support and Voting Agreement pursuant to which he or she has agreed to vote the Norsat Shares issuable pursuant to the terms of his or her Norsat RSUs in favour of the Arrangement Resolution.

The names of the directors and executive officers of Norsat, the positions held by them with Norsat and the designation, percentage of class and number of outstanding securities of Norsat beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates are as follows:

Norsat Securities Beneficially Owned, Directly or Indirectly
or over which Control or Direction is Exercised(1)
Name	Position	Norsat	Norsat	Norsat
		Shares	Options	RSUs
Fabio Doninelli	Director, Chair of Board	233,367(2)	17,321	3,229
Joseph Caprio	Director	29,470	11,607	2,652
James Topham	Director	14,893	11,964	2,732
Peter Ciceri	Director	1,725	10,000	1,875
Amiee Chan	Director, President and CEO	109,882	24,314	37,411
Arthur Chin	CFO	30,676	28,515	32,159
Kenneth Broom	General Manager, Sinclair Division	643	17,440	2,772

Notes:

(1)	The information in the table is current as of April 24, 2017.
(2)	198,558 of the Norsat Shares are registered to Prismafin S.A. where Mr. Doninelli holds the position of President and exercises direction over the shares.

Each of the directors and executive officers of Norsat will be entitled to participate in the Arrangement with respect to the Norsat Shares, Norsat Options and Norsat RSUs beneficially owned by such directors and executive officer on the same terms and conditions as all other Securityholders.

Termination and Change of Control Benefits

Securityholders should be aware that aside from their interests as securityholders, Norsat’s executive officers may have interests in the Arrangement that are different from, or in addition to, those of Securityholders generally. The Independent Directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Arrangement Agreement, and in recommending to Securityholders that they vote in favour of the Arrangement Resolution.

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For more information see the section entitled “The Arrangement – Background to the Arrangement” in this Supplemental Information. These interests are described in more detail below, and certain of them are quantified in the narrative below.

Norsat has entered into employment agreements that contain change of control provisions with certain executive officers. See “Other Information Regarding the Company – Executive Compensation - Termination and Change in Control Benefits”.

Independence of the Directors

Except for Dr. Chan, each member of the Board of Directors is a non-executive director of Norsat and is considered independent for the purposes of all Applicable Securities Laws. In addition, each of the Independent Directors owns Norsat Shares, Norsat Options and Norsat RSU (as set out above), which align their interests with those of Securityholders. One of the main purposes of equity-based compensation awards such as Norsat RSUs is to ensure that incentives of the directors of the company are aligned with those of shareholders. Governance advisory coalitions recommend that directors acquire shares of the companies on which they serve as board members. For example, the Canadian Coalition for Good Governance policy states that “[m]inimum shareholding requirements for directors (achievable over a predetermined time frame) establish and maintain an alignment of interests for directors and shareholders by requiring directors to have a meaningful investment in the company.” Other than the accelerated vesting of Norsat RSU and Norsat Options, the Independent Directors are not entitled to any benefits upon a change of control.

Collateral Benefits under MI 61-101

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties and/or, in certain instances, independent valuations. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of securityholders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit”, as defined under MI 61-101, includes any benefit that a “related party” of Norsat (which includes the directors and senior officers of Norsat) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Norsat. However, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the arrangement in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding shares of the issuer.

If a “related party” receives a “collateral benefit” in connection with the Arrangement, the Arrangement Resolution will require “minority approval” in accordance with MI 61-101. If “minority approval” is required, the Arrangement Resolution must be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of Norsat who receive a “collateral benefit” in connection with the

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Arrangement. This approval is in addition to the requirement that the Arrangement Resolution must be approved by two-thirds of the votes cast by (i) the Norsat Shareholders and (ii) Securityholders (voting as a single class) present in person or represented by proxy at the Meeting and entitled to vote.

The employment contracts of certain senior officers of Norsat provide for amounts payable to each executive officer upon the occurrence of certain events in connection of a change of control of Norsat, or upon certain termination events following a change of control of Norsat. In addition, certain directors and senior officers of Norsat hold Norsat Options and Norsat RSUs, the vesting of which will be automatically accelerated if the Arrangement is completed. Norsat will purchase pre-paid, non-cancellable directors’ and officers’ liability insurance for the benefit of the directors and officers of Norsat covering claims made prior to and within six years after the Effective Time, on a “trailing” or “run-off” basis. The accelerated vesting of the Norsat Options Norsat RSUs, the purchase of the insurance and any payments (including termination payments) payable to any senior officers of Norsat pursuant to a change of control provision in an employment agreement may be considered “collateral benefits” to the applicable directors or senior officers of Norsat for the purposes of MI 61-101. See “Interests of Directors and Executive Officers of Norsat in the Arrangement” for detailed information regarding the payments and other benefits to be received by each of the directors and executive officers in connection with the Arrangement.

Following disclosure by each of the directors and senior officers of Norsat of the number of Norsat Shares, Norsat Options and Norsat RSUs held by them and the total consideration that they expect to receive pursuant to the Arrangement, the following directors or senior officers of Norsat who are receiving a benefit in connection with the Arrangement and beneficially owns or exercises control or direction over more than 1% of the Norsat Securities are Fabio Doninelli, Amiee Chan and Arthur Chin.

Fabio Doninelli beneficially owns or exercises control or direction over 253,917 Norsat Securities (calculated in accordance with the provisions of MI 61-101). In addition, the acceleration of Options held by Mr. Doninelli on a change of control may also be considered a “collateral benefit.”

Amiee Chan beneficially owns or exercises control or direction over 171,607 Norsat Securities (calculated in accordance with the provisions of MI 61-101). In addition, the payment of an incentive bonus related to the closing of the Arrangement may also be considered a “collateral benefit”.

Arthur Chin beneficially owns or exercises control or direction over 91,350 Norsat Securities (calculated in accordance with the provisions of MI 61-101). In addition, the acceleration of Options held by Mr. Chin and the payment of an incentive bonus related to the closing of the Arrangement may also be considered a “collateral benefit”.

As a result of the foregoing, the Norsat Shares Messrs. Doninelli and Chin and Dr. Chan beneficially own, directly or indirectly, or over which they have control or direction, will be excluded for the purpose of determining if minority approval of the Arrangement is obtained. Given the relatively few Norsat Shares excluded, it is extremely unlikely that the approval of two-thirds of the Norsat Shares represented at the Meeting will not include the required approval of the minority. However, to ensure complete compliance with all voting requirements under Applicable Securities Laws, the Requisite Securityholder Approval for the Arrangement Resolution requires the approval of, among others, the majority of the Norsat Shares voted at the Meeting other than the votes excluded as discussed above.

Norsat is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) of Norsat is, as a consequence of the Arrangement, directly or indirectly acquiring Norsat or its business or combining with Hytera and neither the Arrangement nor the transaction contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which Norsat would be required to obtain a formal valuation.

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Letter of Transmittal

Shareholders who previously tendered their Norsat Shares with the original US$10.25 Letter of Transmittal are not required to do anything further. These Shareholders will automatically receive the higher US$11.25 payment for their Norsat Shares as soon as practicable after the Effective Time provided they have sent all of the necessary documents to the Depositary.

The Letter of Transmittal is enclosed with this Supplemental Information for use by registered Norsat Shareholders. In order for a registered Norsat Shareholder to receive the cash which such Norsat Shareholder is entitled to under the Arrangement, the registered Norsat Shareholder is required to forward a completed and signed Letter of Transmittal and surrender its Norsat Shares and, where issued, Norsat Share certificates. The details for the surrender of Norsat Shares and, where issued, Norsat Share certificates, to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. Provided that a registered Norsat Shareholder has delivered and surrendered to the Depositary (i) a properly completed and duly executed Letter of Transmittal, (ii) Norsat Share certificates (where issued) and (iii) such additional documents as the Depositary may reasonably require in respect of the exchange of Norsat Shares, the registered Norsat Shareholder will be entitled to receive a cheque for the cash payment issuable or deliverable to such holder as Share Consideration pursuant to the Arrangement.

Where Norsat Shares are evidenced only by a DRS Advice Statement, there is no requirement to first obtain a share certificate for those Norsat Shares or deposit with the Depositary any Norsat Share certificate or DRS Advice Statement evidencing those Norsat Shares. Only a properly completed and duly executed Letter of Transmittal is required to be delivered to the Depositary in order to surrender those Norsat Shares under the Arrangement.

Any use of the mail to transmit a certificate (if applicable) for Norsat Shares and a related Letter of Transmittal is at the risk of the Norsat Shareholder. If these documents are mailed, it is recommended that registered mail, properly insured, be used. Whether or not Norsat Shareholders forward the certificate(s) (if applicable) representing their Norsat Shares, upon completion of the Arrangement on the Effective Date, Norsat Shareholders will cease to be Norsat Shareholders as of the Effective Date and will only be entitled to receive such cash to which they are entitled under the Arrangement or, in the case of Norsat Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Norsat Shares in accordance with the dissent procedures. See “The Arrangement - Dissenting Shareholder Rights”.

The Depositary will act as the agent of persons who have surrendered Norsat Shares pursuant to the Arrangement for the purpose of receiving the Share Consideration from Hytera Sub and transmitting same to such persons, and receipt of the Share Consideration by the Depositary will be deemed to constitute receipt of payment by persons surrendering Norsat Shares. Under the Plan of Arrangement, if a holder of Norsat Shares fails to deliver his or her Norsat Share certificates and Letter of Transmittal to the Depositary on or before the date that is six years after the Effective Date of the Plan of Arrangement, such holder will no longer be entitled to receive the Share Consideration.

Settlement with persons who surrender Norsat Shares pursuant to the Arrangement will be effected by the Depositary forwarding by first class insured mail a cheque for the Share Consideration.

Unless otherwise directed in the Letter of Transmittal, the cheque representing the Share Consideration will be issued in the name of the registered holder of Norsat Shares so surrendered. Unless the person who surrenders Norsat Shares instructs the Depositary to hold the cheques for pick up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class insured mail to the addresses supplied in the Letter of Transmittal. If no address is provided cheques will be forwarded to the address of the person as shown on the share register of Norsat.

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Only registered Norsat Shareholders are required to submit a Letter of Transmittal. If you are a Beneficial Shareholder holding your Norsat Shares through an intermediary, you should contact that intermediary for instructions and assistance in depositing certificates representing your Norsat Shares and any other required documentation, as applicable, and carefully follow any instructions provided to you by such intermediary.

Dissenting Shareholder Rights

Registered Norsat Shareholders who wish to dissent should take note that strict compliance with the dissent procedures is required.

The Supplemental Order provides that dissents properly tendered before the adjournment of the Meeting will, unless revoked, be considered as a properly tendered dissent in respect of the revised offer from Hytera.

Under applicable Canadian law, registered Norsat Shareholders are entitled to Dissent Rights with respect to the Arrangement Resolution. Any registered Norsat Shareholder who properly dissents from the Arrangement Resolution in accordance with the BCBCA will be entitled, in the event the Arrangement becomes effective, to be paid by Norsat in accordance with the terms of the Plan of Arrangement, the fair value of the Norsat Shares held by the Dissenting Shareholder. Beneficial Shareholders, Option Holders, RSU Holders and any Norsat Shareholder who has voted (or instructed a proxyholder to vote) in favour of the Arrangement Resolution are not entitled to exercise Dissent Rights.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, registered Norsat Shareholders as of the Record Date may exercise Dissent Rights under Division 2 of Part 8 of the BCBCA as modified by the Interim Order, Plan of Arrangement or the Final Order in respect of the Arrangement.

Securityholders who duly exercise such Dissent Rights and who:

(a) are ultimately entitled to be paid fair value for their Norsat Shares, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the Effective Time, shall be deemed to have transferred their Norsat Shares to Hytera Sub in exchange for the right to be paid fair value for such Norsat Shares, and Hytera Sub shall thereupon be obligated to pay the amount therefore determined to be the fair value of such Norsat Shares; and

(b) are ultimately not entitled, for any reason, to be paid fair value for their Norsat Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Norsat Shares;

But in no case will Hytera Sub, Norsat, the Depositary or any other person be required to recognize such Dissenting Shareholders as holders of Norsat Shares unless such person is a registered holder or beneficial owner of those Norsat Shares in respect of which such rights are sought to be exercised and, for greater certainty, in no case shall Norsat, Hytera, Hytera Sub, the Depositary or any other person be required to recognize Dissenting Shareholders as holders of Norsat Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Securityholders as of the Effective Time. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, Final Order and Plan of Arrangement, and for greater certainty, Securityholders who have voted, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

Persons who are Beneficial Shareholders who wish to dissent with respect to their Norsat Shares should be aware that only registered Norsat Shareholders are entitled to dissent with respect to the Norsat Shares. A registered Norsat Shareholder such as an intermediary who holds Norsat

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Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Shareholders with respect to all of the Norsat Shares held for such Beneficial Shareholders. In such case, the notice of dissent should set forth the number of Norsat Shares it covers and must be in respect of all of the Norsat Shares owned by the Beneficial Shareholder on whose behalf the registered Dissenting Shareholder is dissenting.

A registered Norsat Shareholder who wishes to dissent must send a notice of dissent objecting to the Arrangement Resolution to Norsat International Inc., 110-4020 Viking Way, Richmond, British Columbia, V6V 2L4, Attention: Arthur Chin not later than 2:00 p.m. (Pacific Time) on Tuesday, June 20, 2017, (or, if the Meeting is postponed or adjourned, two days preceding the date of the postponed or adjourned Meeting). The notice of dissent must set out the number of Norsat Shares held by the Dissenting Shareholder in respect of which Dissent Rights are being exercised and must be in respect of all of the Norsat Shares owned by the Dissenting Shareholder (or where dissent rights are exercised on behalf of a Beneficial Shareholder, such Beneficial Shareholder in respect of all of the Norsat Shares owned by the Beneficial Shareholder on whose behalf the registered Dissenting Shareholder is dissenting).

The delivery of a notice of dissent does not deprive such Dissenting Shareholder of its right to vote at the Meeting, however, a vote in favour of the Arrangement Resolution will result in a loss of its Dissent Right. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a notice of dissent, but a Norsat Shareholder need not vote his, her or its Norsat Shares against the Arrangement Resolution in order to object.

Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a notice of dissent in respect of the Arrangement Resolution, but any such proxy granted by a Norsat Shareholder who intends to dissent should be validly revoked (see “- Appointment and Revocation of Proxies”) in order to prevent the proxy holder from voting such Norsat Shares in favour of the Arrangement Resolution. A vote in favour of the Arrangement Resolution, whether in person or by proxy, will constitute a loss of a Norsat Shareholder’s right to dissent. However, a Norsat Shareholder may vote as a proxyholder for another Securityholder whose proxy required an affirmative vote, without affecting the right of the proxyholder to exercise Dissent Rights.

If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such Dissenting Shareholder’s Norsat Shares, provided that such Dissenting Shareholder has sent a notice of dissent to Norsat International Inc., 110-4020 Viking Way, Richmond, British Columbia, V6V 2L4, Attention: Arthur Chin not later than 2:00 p.m. (Pacific Time) on Tuesday, June 20, 2017, (or, if the Meeting is postponed or adjourned, two days preceding the date of the postponed or adjourned Meeting) and has otherwise complied strictly with the dissent procedures described in this Supplemental Information, including the relevant provisions of the BCBCA, as modified by the Interim Order, Final Order and the Arrangement.

Under the BCBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the Dissent Rights as provided for in Division 2 of Part 8 of the BCBCA, the Plan of Arrangement and the Interim Order. In any case, it is not anticipated that additional approval of the Securityholders would be sought for any such variation.

Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

The Arrangement Agreement

The following description of certain provisions of the Arrangement Agreement, as amended by the Amending Agreement, is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Amending Agreement, which are available under Norsat’s profile on the SEDAR website at www.sedar.com. A copy of the

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Arrangement Agreement and Amending Agreement may also be obtained free of charge on request from Norsat’s CFO at Suite 110, 4020 Viking Way, Richmond, British Columbia, Canada, V6V 2L4, telephone: (604) 821-2800, fax: (604) 821-2801 or via email at investor@norsat.com.

General

At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Arrangement Agreement, as amended, and in accordance with the Plan of Arrangement, among other things, Hytera Sub will acquire all of the outstanding Norsat Shares and Norsat will become a wholly-owned subsidiary of Hytera Sub. The Arrangement Agreement and Plan of Arrangement, as amended, provide that Hytera Sub will acquire each outstanding Norsat Share (other than those held by Norsat Shareholders who properly exercise their Dissent Rights) in exchange for the Share Consideration.

The Plan of Arrangement, which is deemed part of the Arrangement Agreement, provides that at the Effective Time, a series of events will occur without any further act, authorization or formality thereby giving effect to the transactions contemplated by the Arrangement.

Conditions

Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by Norsat and Hytera Sub at any time:

(a)	the Arrangement Resolution shall have been approved by Norsat Shareholders at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner inconsistent with the Arrangement Agreement;

(c)	the Regulatory Clearances shall have been obtained and each such Regulatory Clearance is in force and has not been modified in a way that would enjoin or prohibit the closing of the Arrangement;

(d)	no Governmental Entity shall have been enacted, issued, promulgated, enforced, made, enforced or entered, any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement; and

(e)	the Arrangement Agreement will not have been terminated in accordance with its terms.

Additional Conditions Precedent the Obligations of Hytera and Hytera Sub

The obligations of Hytera Sub to complete the Arrangement are subject to the fulfilment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of Hytera Sub and any or all of which may be waived by Hytera Sub in whole or in part in its sole discretion without prejudice to any other right Hytera Sub may have under the Arrangement Agreement:

(a)	all representations and warranties of Norsat set forth in the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified

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date), without regard to any materiality or Norsat Material Adverse Change qualifications contained in them, except where the failure(s) of any such representations and warranties to be so true and correct in all respects would not have, individually or in the aggregate, a Norsat Material Adverse Change; provided that the representations and warranties of Norsat in Sections 1, 2, 3,4 7(b)(A) and 21 of Schedule C of the Arrangement Agreement shall be true in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made at and as of the Effective Time, and Hytera and Hytera Sub shall have received a certificate of Norsat addressed to Hytera and Hytera Sub and dated the Effective Date, signed on behalf of Norsat by two senior executive officers of Norsat (on Norsat’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	all covenants of Norsat under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Norsat in all material respects, and Hytera and Hytera Sub shall have received a certificate of Norsat addressed to Hytera and Hytera Sub and dated the Effective Date, signed on behalf of Norsat by two senior executive officers of Norsat (on Norsat’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)	all Third Party Consents shall have been obtained in a manner and on terms that are acceptable to Hytera Sub, acting reasonably, and Hytera and Hytera Sub shall have received a certificate of Norsat addressed to Hytera and Hytera Sub and dated as of the Effective Time, signed on behalf of Norsat by two senior executive officers of Norsat (on Norsat’s behalf and without personal liability), confirming the same as of the Effective Date;

(d)	since the date of Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date hereof) any Norsat Material Adverse Change;

(e)	no act, action, suit, demand, or proceeding shall have been commenced or threatened in writing by any Governmental Entity and no Law shall have been proposed, enacted, promulgated or applied to cease trade, enjoin, prohibit, or impose material limitations, damages or material additional conditions on, the completion of the Arrangement;

(f)	the Minister shall have not sent to Hytera Sub a notice under subsection 25.2(1) of the Investment Canada Act and the Governor in Council shall have not made an order under subsection 25.3(1) of the Investment Canada Act in relation to the Transactions or, if such a notice has been sent or such an order has been made, Hytera Sub shall have subsequently received (i) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the Transactions on grounds of national security will not be made, (ii) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the Transactions or (iii) a copy of an order under paragraph 25.4(1)(b) authorizing the Transactions, provided that such order is on terms and conditions satisfactory to Hytera Sub acting reasonably and in compliance with its obligations set forth in the Arrangement Agreement (“ICA Approval”); and

(g)	Hytera Sub shall have not received an order under Section 92 of the Competition Act precluding completion of the Arrangement or a notice that an application will be made under Section 92 or any other applicable section of Part VIII of the Competition Act in respect of the Transactions.

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Additional Conditions Precedent to the Obligations of Norsat

The obligations of Norsat to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of Norsat and any or all of which may be waived by Norsat in whole or in part in its sole discretion without prejudice to any other right Norsat may have under the Arrangement Agreement:

(a)	all representations and warranties of Hytera and Hytera Sub set forth in the Arrangement Agreement shall be true and correct in all respect, without regard to any materiality qualifications contained in them as at the date of the Arrangement Agreement and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to materially delay or materially impede the completion of the Arrangement, and Norsat shall have received a certificate of Hytera Sub addressed to Norsat and dated the Effective Date, signed on behalf of Hytera Sub by two officers of Hytera Sub (on Hytera Sub’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	all covenants of Hytera and Hytera Sub under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Hytera and Hytera Sub in all material respects, and Norsat shall have received a certificate of Hytera Sub addressed to Norsat and dated the Effective Date, signed on behalf of Hytera Sub by two officers of Hytera Sub (on Hytera Sub’s behalf and without personal liability), confirming the same as of the Effective Date; and

(c)	Hytera Sub shall have deposited or caused to be deposited with the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to Norsat, acting reasonably) in accordance with the terms and conditions of the Arrangement Agreement the funds required to effect payment in full of the aggregate Share Consideration to be paid for the Norsat Shares and the Depositary shall have confirmed in writing to Norsat receipt of those funds.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Norsat relating to, among other things: organization, good standing, qualification; capital structure; subsidiaries; corporate authority, approval and fairness relative to the Arrangement Agreement; governmental filings; no violations; Norsat reports; financial statements; absence of certain changes; legal proceedings; employee benefits; legal and regulatory compliance; data privacy and security; unlawful payments; material contracts; properties and assets; environmental matters; taxes; labor and employee matters; intellectual property; product liabilities; insurance; brokers and finders; customers and suppliers; export control and import laws; and related party transactions.

The Arrangement Agreement contains a number of customary representations and warranties of Hytera and Hytera Sub relating to, among other things: organization, good standing and qualification; corporate authority relative to the Arrangement Agreement; governmental filings; no violations; legal proceedings; funds available; Investment Canada Act; and securityholdings.

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Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of Norsat, Hytera and Hytera Sub.

Covenants of Norsat Relating to the Arrangement

Norsat covenants that it shall and shall cause its subsidiaries, and to perform all obligations required or desirable to be performed by Norsat or any of its subsidiaries under the Arrangement Agreement, and cooperate with Hytera and Hytera Sub in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement. Without limiting the generality of the foregoing, Norsat shall and, where appropriate, shall cause its subsidiaries to:

(a)	use commercially reasonable efforts to obtain a voting support agreement from all Norsat Shareholders who under applicable Law have identified themselves as beneficially holding more than 5% of the Norsat Shares;

(b)	use commercially reasonable efforts to obtain the Requisite Securityholder Approval, including submitting the Arrangement Resolution for approval by the Norsat Shareholders at the Meeting in accordance with the Arrangement Agreement;

(c)	subject to applicable Law, cooperate and provide all commercially reasonable assistance, including providing all necessary information and documentation, to Hytera Sub that Hytera Sub may reasonably request in connection with making an ICA Notification and obtaining ICA Approval and any other Regulatory Clearances;

(d)	promptly advise Hytera Sub orally and, if then requested, in writing of any event, change or development that may have resulted in, or that to the knowledge of Norsat, might reasonably be expected to constitute, a Norsat Material Adverse Change, or resulted in any material adverse change in any fact set forth in the Company Disclosure Letter;

(e)	promptly advise Hytera Sub of any written notice of other communication received by it from any Governmental Entity;

(f)	promptly notify Hytera of (i) any written notice or other communication received by it from any third party, subsequent to the date of the Arrangement Agreement and prior to the Effective Time, alleging any material breach of or default under (A) any Material Contract to which Norsat or any of its subsidiaries is a party or (B) any other Contract to which Norsat or any of its subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to Norsat and its subsidiaries, taken as a whole, or (ii) any written notice or other communication received by Norsat or any of its subsidiaries from any third party, subsequent to the date of the Arrangement Agreement and prior to the Effective Time, alleging that the consent or waiver of such third party is or may be required in connection with the Transactions;

(g)	use commercially reasonable efforts to assist in effecting the resignations of Norsat directors and cause them to be replaced following the Effective Date by persons nominated by Hytera Sub;

(h)	ensure that any Norsat Shares that are unallocated and held by the trustee under the Norsat RSU Plan are fully allocated to RSU Holders;

(i)	at the request of Hytera Sub, use commercially reasonable efforts to obtain all other third person consents, waivers, Permits, exemptions, orders, approvals, agreements, amendments and modifications to the Material Contracts that are necessary to permit consummation of the Transactions; and

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(j)	provide, subject to compliance with all applicable Laws, lists of beneficial and registered holders of the Norsat Shares and any geographical reports prepared by its transfer agent in the possession of Norsat and a list of holders of the Norsat Options and Norsat RSUs, as well as a security position listing from each depositary, including CDS Clearing and Depositary Services Inc. and the Depositary, and promptly deliver any such lists to Hytera Sub and promptly deliver to the Hytera Sub upon demand thereafter supplemental lists setting out changes thereto.

Covenants of Hytera and Hytera Sub Relating to the Arrangement

Subject to the terms and conditions of the Arrangement Agreement, Hytera and Hytera Sub covenant that they shall and shall cause their subsidiaries, and to perform all obligations required or desirable to be performed by Hytera, Hytera Sub or any of their subsidiaries under the Arrangement Agreement, and co-operate with Norsat in connection therewith, in order to obtain the Regulatory Clearances and consummate and make effective, as soon as reasonably practicable, the Arrangement. Without limiting the generality of the foregoing, Hytera and Hytera Sub shall and, where appropriate, shall cause its subsidiaries to:

(a)	submit to the Minister, as promptly as practicable, but in any event no later than 30 days following the implementation of the Arrangement, an ICA Notification;

(b)	act diligently and use commercially reasonable efforts to obtain the ICA Approval;

(c)	provide or agree to the following terms and conditions:

(i) undertakings that, after completion of the Transactions, (A) Norsat will remain a separate legal entity, (B) all the assets, intellectual property and products developed from those assets and intellectual property will reside with Norsat or its subsidiaries and (C) Norsat will comply with the terms and conditions of, and its obligations under, the SADI Agreements, as further described in the Company Disclosure Letter, and

(ii) necessary divestitures provided that they do not materially impair the ability of Hytera Sub to operate and derive benefits from the business in a commercially reasonable manner; and

(d)	promptly advise Norsat of any written notice or other communication received by it from any Governmental Entity in respect of the Transactions.

Mutual Covenants

Subject to the terms and conditions of the Arrangement Agreement with respect to the Transactions, the Parties shall use their commercially reasonable efforts to obtain the Regulatory Clearances as soon as practicable, without limiting the foregoing, each of the Parties shall, as applicable to a Party under a Law, as soon as practicable (but in any event, except as otherwise stated herein, within seven business days of the date of the Arrangement Agreement), submit to the appropriate Governmental Entities all filings necessary or advisable to obtain or satisfy all other Regulatory Clearances.

In the event the Transaction encounters insurmountable barriers due to Laws or operating reasons, Hytera shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things reasonably necessary to enable the Parties to close the Transactions, including the acquisition of Norsat with appropriate carve outs restricting the business being acquired, provided that any such actions: (i) do not impair the ability of Hytera Sub to operate and derive benefits from the business in a commercially reasonable manner; (ii) may be conditioned upon the consummation of the Transactions; and (iii) for greater certainty, any action taken shall be in addition to any action required to obtain ICA Approval pursuant to the Arrangement Agreement. Norsat agrees to cooperate and provide all reasonable assistance to Hytera Sub and Hytera in taking such actions and doing such things, provided that Norsat will not be obliged to take any

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steps which in the opinion of the Board would in any way be detrimental to Norsat if the Transaction is not completed. However, notwithstanding the foregoing or anything to the contrary in the Arrangement Agreement, it is expressly understood and agreed that, in connection with obtaining the Regulatory Clearances neither Hytera nor Hytera Sub nor Norsat shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent.

Norsat Covenants Regarding Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Norsat has agreed that except as expressly contemplated by the Arrangement Agreement until the date, if any, on which the Arrangement Agreement is terminated in accordance with its terms, Norsat shall not, directly or indirectly, or through any representatives or otherwise, and shall cause each of its subsidiaries not to directly or indirectly or through any representative:

(a)	make, solicit, assist, initiate, knowingly encourage, promote or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Norsat or any of its subsidiaries or entering into any written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that could reasonably be expected to lead, an Acquisition Proposal;

(b)	participate in any discussions or negotiations with any person (other than Hytera or any of its representatives) regarding any Acquisition Proposal, provided that, for greater certainty, Norsat may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(c)	make a Change of Recommendation;

(d)	accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that (i) publicly taking no position or a neutral position with respect to an Acquisition Proposal until the earlier to occur of ten business days following the earlier of the receipt and the public announcement of such Acquisition Proposal and two business days prior to the Meeting or (ii) the submission of an Acquisition Proposal for SADI Approval, shall in each case not, in and of themselves, be considered to be in violation of the Arrangement Agreement;

(e)	release any person from, terminate, waive, amend or modify any provision of or otherwise forbear the enforcement of, any confidentiality or standstill agreement to which it or any of its subsidiary is a party, provided that, for avoidance of doubt, any release or deemed waiver from the standstill provision of any such agreement in accordance with its terms without further agreement or action by Norsat or any of its subsidiaries shall not constitute a breach of the Arrangement Agreement; or

(f)	accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding related to an Acquisition Proposal.

Norsat has agreed that it shall, and shall instruct each of its representatives to, immediately cease and cause to be terminated any existing solicitation, assistance, discussion, encouragement, negotiation or process with or involving any person (other than Hytera or any of its representatives) conducted by Norsat or any of its representatives with respect to or which could reasonably be expected to lead to an actual or potential Acquisition Proposal, whether or not initiated by Norsat or any of its representatives and, in connection therewith, Norsat will

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discontinue access to any third party to any data rooms (virtual or otherwise) made available by and under control of Norsat (and not established or allow access to any other data rooms, virtual or otherwise or otherwise furnish information). Norsat shall immediately request, to the extent permitted under the applicable confidentiality and standstill agreement (and exercise all rights it has to require) the return or destruction of all information provided to any third parties who have entered into a confidentiality and standstill agreement with Norsat relating to any potential Acquisition Proposal and shall use commercially reasonably efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality and standstill agreements. Norsat shall enforce the provisions of any confidentiality and standstill agreement to which it or any of its subsidiaries is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof.

Notwithstanding the restrictions described above, if at any time prior to obtaining the approval of the Arrangement Resolution Norsat or any of its representatives receives a bona fide written Acquisition Proposal (including, for greater certainty, a variation or other amendment to an Acquisition Proposal made prior to the date of the Arrangement Agreement) that provides for consideration per Norsat Share that is greater than the Share Consideration and was not solicited after the date of the Arrangement Agreement, and other than any Acquisition Proposal that resulted from a breach of the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, then Norsat and its representatives may

(a)	contact the person making the Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal;

(b)	if the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal, and that the failure to take the relevant action would constitute a breach of its fiduciary duties:

	(i)	furnish information with respect to Norsat and is subsidiaries to the person making such Acquisition Proposal and its representatives, provided that (A) Norsat promptly provides written notice to Hytera and Hytera Sub of its decision to take such action, (B) Norsat first enters into a confidentiality agreement with such person that is no less favourable in the aggregate to Norsat than the Confidentiality Agreement, and (C) Norsat sends a copy of such confidentiality agreement to Hytera promptly following its execution and before any non public information is provided to such person and Hytera is promptly provided (to the extent not previously provided) with any such information provided to such person; provided that Norsat will not be obligated to enter into a new confidentiality agreement and standstill agreement with a person who has already entered into a confidentiality agreement with Norsat in the 12 month period preceding the date of receipt of the Acquisition Proposal and such agreement will remain in effect for all applicable periods and for the purposes of this section that existing confidentiality agreement will be the confidentiality agreement to be entered into and provided to the Hytera Sub under clause (i) and (ii);

	(ii)	engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its representatives, provided that any non-public information about Norsat and its subsidiaries will only be provided if Norsat has complied with Section 7.2(4)(ii) of the Arrangement Agreement; and

	(iii)	make a submission for SADI Approval of such Acquisition Proposal and related agreement;

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provided that in the case of a person who has made an Acquisition Proposal that has been the subject to a Superior Proposal Notice and who then subsequently makes another Acquisition Proposal (including an amendment of its prior Acquisition Proposal) (the “Subsequent Acquisition Proposal”), the Company must make a determination as to whether the Subsequent Acquisition Proposal is a Superior Proposal within three Business Days of the receipt of the Subsequent Acquisition Proposal.

Norsat shall promptly (and, in any event, within 24 hours after it received any proposal, inquiry, offer or request) notify Hytera, at first orally and thereafter in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or which could lead to an Acquisition Proposal or any request for non-public information relating to Norsat or any of its subsidiaries in connection with an actual or potential Acquisition Proposal, or for access to properties, books and records or a list of securityholders of Norsat or any of its subsidiaries in connection with an actual or potential Acquisition Proposal. Such notice will include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request. Norsat shall promptly provide (any in any event within 24 hours thereafter) copies of all correspondence, proposals, inquiries, offers or requests if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence sent to Norsat by or on behalf of the person making any such Acquisition Proposal or by or on behalf of Norsat to the person making such Acquisition Proposal and such other details of the proposal, inquiry, offer or request as Hytera may reasonably request. Norsat shall keep Hytera and Hytera Sub informed on a prompt basis of the status, including any change to the price offered or any other material terms, of any such proposal (including amendments and proposed amendments), inquiry, offer, request or any amendment to the foregoing and will promptly respond to all reasonable inquiries of Hytera with respect thereto.

Norsat’s Right to Accept a Superior Proposal

The Arrangement Agreement provides that, notwithstanding the foregoing non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, in the event that Norsat receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date of the Arrangement Agreement and prior to the Meeting, then Norsat may terminate the Arrangement Agreement and approve, accept and enter into any agreement, understanding or arrangement in respect of a Superior Proposal if and only if:

(a)	Norsat has complied with its obligations under the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement in connection with the preparation or making of such Acquisition Proposal and Norsat has complied with the other terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement;

(b)	the Board of Directors has determined, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would constitute a breach of its fiduciary duties;

(c)	Norsat has delivered written notice to Hytera and Hytera Sub of the determination of the Board of Directors that the Acquisition Proposal is a Superior Proposal and of the intention of the Board of Directors to accept, approve or recommend such Superior Proposal and/or of Norsat to enter into an agreement with respect to such Superior Proposal, together with a copy of the Acquisition Proposal and all documentation (including all agreements, arrangements and understandings) comprising the Acquisition Proposal to the extent not previously provided and a summary of the valuation analysis attributed by the Board of Directors to any non-cash consideration included in the Acquisition Proposal (collectively, the “Superior Proposal Notice”);

(d)	at least five business days have elapsed from the date the Superior Proposal Notice was received by Hytera and Hytera Sub, which five business day period is

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referred to herein as the “Right to Match Period” (for greater certainty, the Right to Match Period shall expire at 5:00 p.m. (Toronto time) on the fifth business day following the day that the Superior Proposal Notice was sent to the Hytera);

(e)	if Hytera and Hytera Sub have offered to amend the terms and conditions of the Arrangement Agreement during the Right to Match Period, the Board of Directors has determined in accordance with the terms of the Arrangement Agreement that such Acquisition Proposal continues to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period; and

(f)	prior to or simultaneously with, and as a condition to the effectiveness of a termination of the Arrangement Agreement pursuant to the Superior Proposal termination provisions of the Arrangement Agreement, Norsat pays the Norsat Termination Payment.

Hytera and Hytera Sub Opportunity to Match

Pursuant to the Arrangement Agreement, Norsat has acknowledged and agreed that, during the Right to Match Period referred to above, Hytera and Hytera Sub will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement, and Norsat shall cooperate with Hytera and Hytera Sub with respect thereto, including negotiating in good faith with Hytera and Hytera Sub to enable Hytera and Hytera Sub to make such adjustments to the terms and conditions of the Arrangement and the Arrangement Agreement as Hytera and Hytera Sub deem appropriate and as would permit Hytera and Hytera Sub to proceed with the Arrangement and any related transactions on such adjusted terms and applying for SADI Approval for any adjusted terms. The Board of Directors will review any such offer by Hytera and Hytera Sub to amend the terms of the Arrangement and the Arrangement Agreement in order to determine, in the exercise of its fiduciary duties, after consultation with its outside legal counsel and financial advisors, whether Hytera’s and Hytera Sub’s offer to amend the Arrangement and the Arrangement Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal. If the Board of Directors so determines that the applicable Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Hytera and Hytera Sub, Norsat will promptly thereafter accept the offer by Hytera and Hytera Sub to amend the terms of the Arrangement and the Arrangement Agreement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.

If the Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects Hytera’s and Hytera Sub’s offer to amend the Arrangement and the Arrangement Agreement, if any, Norsat may, subject to compliance with the other provisions of the Arrangement Agreement, terminate the Arrangement Agreement in accordance with the Superior Proposal termination provisions, including payment of the Norsat Termination Payment, in order to enter into an agreement in respect of such Superior Proposal.

In the event that an Acquisition Proposal is modified such that the amendment results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Norsat Shareholders or otherwise constitutes a material amendment to the Acquisition Proposal, each such amendment of such Acquisition Proposal will constitute a new Acquisition Proposal and will require a new Right to Match Period in respect of each such new Acquisition Proposal from the date the Superior Proposal notice was received by Hytera in respect of such new Acquisition Proposal. In the event Norsat provides such notice on a date which is less than ten days prior to the Meeting, upon the request of Hytera Sub, Norsat will adjourn or postpone the Meeting in accordance with the terms of the Arrangement Agreement to a date that is not more than ten days after the scheduled date of the Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date less than five business days prior to the Outside Date.

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The Board will reaffirm its recommendation in favour of the Arrangement by press release after (i) any Acquisition Proposal is publicly announced or made and the Board of Directors determines it is not a Superior Proposal, (ii) the Board of Directors makes the determination after Hytera and Hytera Sub have offered to amend the terms of the Arrangement Agreement that an Acquisition Proposal is not a Superior Proposal, or (iii) Hytera Sub, acting reasonably, requests in writing reaffirmation of the recommendation by the Board of Directors.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of the Parties;

(b)	by either Norsat or Hytera Sub, if

	(i)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement under this provision will not be available to any Party whose failure (or, in the case of Hytera Sub, the failure of any of Hytera Sub or Hytera) to fulfill any of its obligations has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

	(ii)	after the date of the Arrangement Agreement, there shall be enacted, issued, promulgated, made, enforced or amended any Law (which Law shall have become final and non-appealable) that restrains, enjoins or otherwise prohibits the consummation of, or dissolves, the Arrangement;

	(iii)	Hytera Sub elects not to match a Superior Proposal in accordance with the terms of the Arrangement Agreement, provided Norsat has paid to Hytera Sub the Norsat Termination Payment in accordance with the terms of the Arrangement Agreement (provided that the Hytera Sub may not exercise this right of termination if Norsat has advised Hytera Sub that it intends to make or has made a submission for SADI Approval in respect of an Acquisition Proposal while such submission is outstanding or pending); or

	(iv)	the Arrangement Resolution shall have failed to receive the Requisite Securityholder Approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)	by Hytera Sub, if:

	(i)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders, (A) the Board of Directors shall have effected a Change in Recommendation, (B) Norsat shall have breached the provisions relating to non-solicitation and Superior Proposal of the Arrangement Agreement in any material respect, or (C) Hytera Sub requests in writing that the Board of Directors unconditionally reaffirm its Norsat Recommendation and the Board of Directors shall not have done so by the earlier to occur of (x) the tenth business day following receipt of such request and (y) two business days prior to the Meeting (except that if Norsat advises the Hytera Sub that it intends to make or has made a submission for SADI Approval of an Acquisition Proposal such reaffirmation is not required to be provided until such submission has been processed and a final determination made as to whether to provide the SADI Approval);

	(ii)	subject to compliance with the notice and cure provisions of the Arrangement Agreement, a breach of any of representation or warranty or failure to perform any covenant or agreement on the part of Norsat set

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forth in the Arrangement Agreement shall have occurred, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Hytera and Hytera Sub set forth in the Arrangement Agreement not to be satisfied at such time; provided, however, that Hytera Sub or Hytera is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or conditions precedent to the obligations of Norsat set forth in the Arrangement Agreement not to be satisfied; or

	(iii)	after the date of the Arrangement Agreement and prior to the Effective Time, a Norsat Material Adverse Change has occurred and the Norsat Material Adverse Change is still in existence on the Effective Date; or

(d)	by Norsat, if:

	(i)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders, the Board of Directors authorizes Norsat, subject to complying with the terms relating to Norsat’s right to accept a Superior Proposal, to approve, accept and enter into a definitive agreement (other than a confidentiality agreement) with respect to a Superior Proposal and Norsat Termination Payment;

	(ii)	subject to compliance with the notice and cure provisions of the Arrangement Agreement, a breach of any of representation or warranty or failure to perform any covenant or agreement on the part of any of Hytera Sub or Hytera set forth in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Norsat set forth in the Arrangement Agreement not to be satisfied at such time; provided, however, that Norsat is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or conditions precedent to the obligations of Hytera and Hytera Sub set forth in the Arrangement Agreement not to be satisfied;

	(iii)	Hytera Sub does not provide or cause to be provided the Depositary with sufficient funds to complete the Arrangement as required; or

	(iv)	Norsat has confirmed in writing to Hytera and Hytera Sub that it is entitled to and is ready to implement the Plan of Arrangement and Hytera Sub fails to take all steps it is required to take in order for Norsat to implement the Plan of Arrangement within two business days following the written notice provided by Norsat.

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Termination Payments

Norsat Termination Payment

The Arrangement Agreement provides that Norsat will pay the Norsat Termination Payment if a “Termination Payment Event” occurs. “Termination Payment Event” means any of the following events:

(a)	the Arrangement Agreement will have been terminated pursuant to paragraph (c)(i) under the section entitled “Termination” above prior to the Meeting or pursuant to paragraph (d)(i) under the section entitled “Termination” above; or

(b)	following the date of the Arrangement Agreement and prior to the Meeting, the Arrangement Agreement will have been terminated pursuant to paragraphs (b)(i) or (b)(iv) above under the section entitled “Termination” by either Norsat or Hytera Sub or pursuant to paragraph (c)(ii) above under the section entitled “Termination”, and:

	(i)	an Acquisition Proposal shall have been communicated or otherwise made known to Norsat by any person other than Hytera Sub or Hytera or any affiliate thereof; and

	(ii)	Norsat will have entered into a definitive agreement in respect of any Acquisition Proposal within 12 months after the Arrangement Agreement is terminated, and such Acquisition Proposal is later consummated or effected (whether or not within such one-year period).

If a Termination Payment Event occurs due to a termination of the Arrangement Agreement by Norsat referred to in paragraph (d)(i) above under the section entitled “Termination”, the Norsat Termination Payment shall be paid on the first business day following receipt by Hytera Sub of notice of termination of the Arrangement Agreement by Norsat. If a Termination Payment Event occurs due to a termination of the Arrangement Agreement by Hytera Sub referred to in paragraph (c)(i) above under the section entitled “Termination”, the Norsat Termination Payment shall be paid within five business days following receipt by Norsat of notice of termination of this Agreement by Hytera Sub. If a Termination Payment Event occurs in the circumstances set out in paragraph (b) above under this section entitled “Termination Payments”, the Norsat Termination Payment shall be paid upon the consummation of the applicable Acquisition Proposal referred to therein.

Note that, as at the date hereof, the Privet Proposal has triggered paragraph (b)(i) above and could lead to an obligation of Norsat to pay the Norsat Termination Payment pursuant to paragraph (b)(iii) or (d)(i) above under the section entitled “Termination”. See “The Arrangement -Background to the Arrangement”.

Hytera Termination Payment

If Norsat terminates the Arrangement Agreement as described in subparagraphs (d)(ii), (d)(iii) and (d)(iv) above under section entitled “Termination”, Hytera will, as directed by Norsat in writing, pay the Hytera Termination Payment by wire transfer of immediately available funds. The Hytera Termination Payment will be paid within two business days of the date of written demand of Norsat.

Directors’ and Officers’ Insurance

Prior to the Effective Date, Norsat shall purchase pre-paid, non-cancellable directors’ and officers’ liability insurance for Norsat’s present and former directors and officers and those of its subsidiaries, covering claims made prior to and within six years after the Effective Time, on a “trailing” or “run-off” basis and otherwise bearing such terms and conditions as Norsat may, in its sole discretion, determine, provided that such insurance is available at a one-time cost that is not

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in excess of 250% of the annual cost to Norsat of Norsat’s current directors’ and officers’ insurance policy and that Norsat shall have consulted with Hytera as to the pricing and scope of such insurance. From and after the Effective Time, Norsat or Hytera, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of Norsat’s present and former directors and officers thereunder.

The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of Norsat and its subsidiaries as provided by the contracts or agreements as disclosed in the Company Disclosure Letter, and, as of the Effective Time, will survive and will continue in full force and effect and will not be amended, repealed otherwise modified in a manner that would adversely affect the rights of present and former officers of Norsat and its subsidiaries for a period of six years from the Effective Date.

Risk Factors

Securityholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement Resolution. These risk factors should be considered in conjunction with the other information included in this Supplemental Information, including certain sections of documents publicly filed, which sections are incorporated by reference herein.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the share price of Norsat or otherwise adversely affect the business of Norsat.

Each of Norsat, Hytera and Hytera Sub has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Norsat provide any assurance, that the Arrangement Agreement will not be terminated by Norsat, Hytera or Hytera Sub before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Norsat, Hytera or Hytera Sub, including Norsat Shareholders approving the Arrangement Resolution and required regulatory approvals being obtained by the Parties. There is no certainty, nor can Norsat provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Norsat Shares may be adversely affected. Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Norsat even if the Arrangement is not completed.

The Arrangement is subject to satisfaction or waiver of several conditions.

The Arrangement is conditional upon, among other things, the Requisite Securityholder Approval and Norsat, Hytera and/or Hytera Sub having obtained all government or Regulatory Approvals required by law, policy or practice, including Competition Act Approval and Regulatory Clearances. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or Regulatory Approvals could have an adverse effect on the business, financial condition or results of operations of Norsat.

There may be potential undisclosed liabilities associated with the Arrangement.

In connection with the Arrangement, there may be liabilities that Norsat failed to discover or was unable to quantify in its due diligence (which was conducted prior to the execution of the Arrangement Agreement). The representations, warranties and indemnities contained in the Arrangement Agreement will not survive past the Effective Date.

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The Arrangement Agreement may be terminated by Hytera and Hytera Sub in certain circumstances.

Hytera and Hytera Sub have the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by Hytera or Hytera Sub before the completion of the Arrangement. If the Arrangement Agreement is terminated, there is no guarantee that equivalent or greater purchase prices of the Norsat Shares will be available from an alternative party.

Norsat will incur costs and may have to pay a termination fee.

Certain costs relating to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Norsat even if the Arrangement is not completed. If the Arrangement is not completed for certain reasons, Norsat may also be required to pay a US$2.5 million termination fee to Hytera. If Norsat is required to pay such termination fee under the Arrangement Agreement, the financial condition of Norsat could be materially adversely affected. See “The Arrangement - The Arrangement Agreement - Termination Payments – Norsat Termination Payment”.

The Norsat Termination Fee may discourage other parties from proposing a significant business transaction with Norsat.

Under the Arrangement, Norsat is required to pay a termination fee of US$2.5 million in the event that the Arrangement Agreement is terminated in circumstances related to a possible alternative transaction to the Arrangement. Such termination fee may discourage other parties from attempting to propose a business transaction, even if such a transaction could provide better value to Norsat Shareholders than the Arrangement.

Norsat’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement.

Third parties with which Norsat currently does business or may do business in the future, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future business relationships with Norsat or Hytera. Such uncertainty could have a material and adverse effect on the business, financial condition, results of operations or prospects of Norsat.

The market price for the Norsat Shares may decline.

If the Arrangement is not approved by the Securityholders, the market price of the Norsat Shares may decline to the extent that the current market price of the Norsat Shares reflects a market assumption that the Arrangement will be completed.

Risk Factors Relating to Norsat

Whether or not the Arrangement is completed, Norsat will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to Norsat is contained under the heading “Risk Factors” in Norsat’s Annual Report for the fiscal year ended December 31, 2016 and in Norsat’s other filings on SEDAR and EDGAR.

Certain Canadian Federal Income Tax Considerations

There are no changes to the disclosure on the section entitled “Certain Canadian Federal Income Tax Considerations” of the Circular. Please refer to the Circular for a discussion of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Norsat Shareholder who transfers Norsat Shares to Hytera Sub under the Arrangement. The Circular is available under the Company’s SEDAR profile at www.sedar.com.

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Certain U.S. Federal Income Tax Considerations

There are no changes to the disclosure on the section entitled “Certain U.S. Federal Income Tax Considerations” of the Circular. Please refer to the Circular for a discussion of certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined in the Circular) relating to the Arrangement and to the disposition of Norsat Shares pursuant to the Arrangement. The Circular is available under the Company’s SEDAR profile at www.sedar.com.

ANY OTHER MATTERS

Management of the Company knows of no other matters to come before the reconvened Meeting other than those referred to in the Notice of Reconvened Meeting accompanying this Supplemental Information. However, if any other matters properly come before the reconvened Meeting, it is the intention of the persons named in the form of proxy accompanying this Supplemental Information to vote the same in accordance with their best judgment of such matters.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Supplemental Information, no person who has been a Director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Supplemental Information, none of the Directors or executive officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the Norsat Shares, nor any associate or affiliate of any of the foregoing persons had, since January 1, 2016 (being the commencement of the Company’s last completed financial year), any material interest, directly or indirectly, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

OTHER INFORMATION

ADDITIONAL INFORMATION

Additional information relating to the Company, including comparative financial information provided in the Company’s consolidated financial statements and MD&A for the Company’s most recently completed financial year, is available on the SEDAR website at www.sedar.com.

This Supplemental Information should be read in conjunction with the Circular which is available under the Company’s SEDAR profile at www.sedar.com.

The Company will provide to any person or company, upon request to the CFO of the Company, a copy of the Company's consolidated financial statements for its most recently completed financial year together with the accompanying report of the external auditor and MD&A, and any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year that have been filed together with the relevant MD&A. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

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APPROVAL OF SUPPLEMENTAL INFORMATION

The contents and sending of this Supplemental Information have been approved by the Board of Directors of the Company on June 2, 2017.

Hytera and Hytera Sub have provided the information contained in this Supplemental Information concerning Hytera and Hytera Sub and their business and operations. Norsat assumes no responsibility for the accuracy or completeness of such information, or for any omission on the part of Hytera or Hytera Sub to disclose facts or events which may affect the accuracy of any such information.

DATED at Richmond, British Columbia, as of this 2nd day of June, 2017.

By Order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

CONSENT OF KPMG LLP

To:	The Directors of Norsat International Inc.

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated May 30, 2017 (the “Opinion”) contained under the headings "Summary -Recommendation of the Independent Directors", “Summary – Reasons for the Arrangement”, “Summary – Fairness Opinion”, "Plan of Arrangement – KPMG Fairness Opinion”, and the inclusion of the text of the Opinion dated May 30, 2017 as Appendix “C” to the Supplemental Information dated June 2, 2017. The Opinion was given as at May 30, 2017 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Norsat International Inc. will be entitled to rely upon the Opinion.

(Signed) “KPMG LLP”

Vancouver, Canada
June 2, 2017

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Appendix A – Arrangement Resolution

RESOLUTION OF THE SHAREHOLDERS OF NORSAT INTERNATIONAL INC. (the “Company”)

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Norsat International Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Company Circular”) dated April 27, 2017 of the Company and the Information Supplement to the Circular (the “ Information Supplement”) dated June 2, 2017 (as the Arrangement may be amended, modified or supplemented), is hereby authorized, approved and adopted.

2. The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented) (the “Plan of Arrangement”) implementing the Arrangement, the full text of which is set out Information Supplement and which is also available under the Company’s issuer profile on SEDAR at www.sedar.com, is hereby authorized, approved and adopted.

3. The (i) the arrangement agreement (the “Arrangement Agreement”) made as of March 24, 2017, as amended, among the Company, the Parent and the Purchaser, and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4. The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement, as amended, and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Company Circular and the Information Supplement).

5. Notwithstanding that these resolutions have been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, the Plan of Arrangement or the Court, and (ii) not to proceed with the Arrangement and related transactions.

6. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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Appendix B – Plan of Arrangement

PLAN OF ARRANGEMENT
PURSUANT TO DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of those terms will have corresponding meanings:

(a) “Arrangement Agreement” means the arrangement agreement made as of March 24, 2017, as amended, between the Parent, the Purchaser and the Company, as the same may be supplemented or amended from time to time in accordance with its terms;

(b) “Arrangement Resolution” means the special resolution of Shareholders approving the Arrangement to be considered at the Company Meeting;

(c) “Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA as set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, Article 3 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

(d) “BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

(e) “Board” means the board of directors of the Company;

(f) “Business Day” means any day (other than a Saturday, a Sunday, a statutory or civic holiday on which commercial banks located in Vancouver, British Columbia and Toronto, Ontario are open for the conduct of business;

(g) “Canadian Equivalent of the Share Consideration” means the amount in Canadian dollars of the Share Consideration on the basis of the United States to Canadian dollar daily exchange rate

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on the date that is three business days immediately preceding the Effective Date as reported by the Bank of Canada;

(h) “Company” means Norsat International Inc., a company existing under the laws of British Columbia;

(i) “Company Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(j) “Court” means the Supreme Court of British Columbia;

(k) “Depositary” means Computershare Investor Services Inc., as depositary;

(l) “Dissent Rights” has the meaning ascribed thereto in Section 4.1;

(m) “Dissenting Shareholder” means a registered holder of Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(n) “Dissenting Shares” means the Shares held by Dissenting Shareholders;

(o) “Dividend Per Share” the amount per Share declared by the Board as the Permitted Dividend;

(p) “Effective Date” means the date the Purchaser and the Company agree upon in writing as the Effective Date;

(q) “Effective Time” means the time on the Effective Date the Company and the Purchaser agree upon in writing as the Effective Time;

(r) “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time before the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

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(s) “Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including any stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

(t) “holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

(u) “Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

(v) “Laws” means any applicable laws including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic, or foreign, and the terms and conditions of any grant of approval, permission, authority or licence of other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more person, means such Laws as are binding upon or applicable to such person or its assets;

(w) “Letter of Transmittal” means the letter of transmittal to be delivered by the Company to Shareholders providing for the delivery of Shares to the Depositary;

(x) “Liens” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(y) “Option” means an option to purchase a Share granted by the Company under the Stock Option Plan;

(z) “Optionholder” means a holder of one or more Options;

(aa) “Parent” means Hytera Communications Co., Ltd., a corporation existing under the laws of the People’s Republic of China;

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(bb) “Plan of Arrangement” or “Plan” means this plan of arrangement, including any appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

(cc) “Purchaser” means Hytera Project Corp., a company incorporated under the laws of the Province of British Columbia;

(dd) “RSU holder” means a holder of one or more RSUs;

(ee) “RSU Plan” means the Restricted Share Unit Plan of the Company dated May 9, 2012, as may be amended, restated or supplemented;

(ff) “RSUs” means the restricted share units granted by the Company under the RSU Plan;

(gg) “Share Consideration” means U.S.$11.25 in cash per Share, subject to adjustment pursuant to the terms of the Arrangement Agreement and in accordance with the Plan of Arrangement;

(hh) “Shareholder” means a holder of one or more Shares;

(ii) “Shares” means the common shares in the capital of the Company;

(jj) “Stock Option Plan” means the Stock Option Plan of the Company dated May 9, 2012, as may be amended, restated or supplemented;

(kk) “Tax Act” means the Income Tax Act (Canada) including all regulations thereunder; and

(ll) “U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

Any capitalized term used but not defined in this Plan will have the meaning ascribed to such term in the Arrangement Agreement. In addition, words and phrases used in this Plan and defined in the BCBCA and not otherwise defined in this Plan or in the Arrangement Agreement will have the same meaning in this Plan as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

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The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

If a date on which an action is required to be taken hereunder by a Party is not a Business Day, such action will be required to be taken on the next day which is a Business Day.

1.5	Time

Time will be of the essence in every matter or action contemplated hereunder. All times expressed in this Plan or in any letter of transmittal contemplated in this Plan are local time (British Columbia) unless otherwise stipulated.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which will occur in the order set forth in this Plan.

2.2	Binding Effect

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This Plan of Arrangement will become effective at the Effective Time and will be binding upon the Purchaser, the Company, Shareholders, Optionholders, RSU holders and all beneficial owners of Shares, Options and RSUs in each case without any further act or formality required on the part of any person.

ARTICLE 3
ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below will occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a) notwithstanding the Stock Option Plan or any agreements or other arrangements relating to the Options, each Option outstanding immediately before the Effective Time (whether vested or unvested) will be transferred from the holder thereof to the Company (free and clear of all Liens) and, subject to Article 5, in consideration therefor the Company will pay the amount, if any, by which the Canadian Equivalent of the Share Consideration exceeds the exercise price per Common Share of such Option;

(b) at the same time as the steps in Section 3.1(a) (i) each holder of Options will cease to be a holder of such Options, (ii) such holder’s name will be removed from the register of Optionholders, (iii) each Option will be cancelled and the Stock Option Plan and all agreements or commitments relating to the Options will be terminated and will be of no further force and effect, and (iv) such holder will thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(a) at the time and in the manner specified in Section 3.1(a);

(c) notwithstanding the RSU Plan or any agreements or other arrangements relating to the RSUs, each RSU outstanding immediately before the Effective Time (whether vested or unvested) will be transferred from the holder thereof to the Company and, subject to Article 5, in consideration therefor the Company will pay an amount equal to the Share Consideration;

(d) at the same time as the steps in Section 3.1(c), (i) each holder of RSUs will cease to be a holder of such RSUs, (ii) such holder’s name will be removed from the register of RSU holders, (iii) each RSU will be cancelled and the RSU Plan and all agreements or commitments relating to the RSUs will be terminated and will be of no further force and effect, and (iv) such holder will thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(c) at the time and in the manner specified in Section 3.1(c);

(e) each issued Share held by a Shareholder (other than a Dissenting Shareholder or the Purchaser or any subsidiary of the Purchaser) will be transferred to the Purchaser (free and clear of any Liens) and, subject to Article 5, in consideration therefor the Purchaser will pay the Share Consideration;

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(f) each Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Purchaser and the Purchaser will thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder will be removed from the central securities register of the Company as a holder of Shares and the Shares so transferred will be cancelled;

(g) at the same time as the steps in Sections 3.1(e) and 3.1(f), with respect to each Share,

(i) the holder thereof will cease to be the holder thereof or to have any rights as a holder in respect of such Share and the name of the holder thereof will be removed from the central securities register of the Company with respect to such Share; and

(ii) legal and beneficial title to such Share will vest in the Purchaser and the Purchaser will be and be deemed to be the transferee and legal and beneficial owner of such Share (free and clear of any Liens) and will be entered in the central securities register of the Company as the sole holder thereof; and

(h) each holder of Shares, Options and RSUs, with respect to each step set out above applicable to such holder, will be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Share, Option or RSU, as the case may be, in accordance with such step.

ARTICLE 4
DISSENT RIGHTS

4.1	Rights of Dissent

Each registered Shareholder may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth under Division 2 of Part 8 of the BCBCA, the Interim Order and this Article 4 in connection with the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to and received by the Company at least two days before the Company Meeting. Shareholders who duly exercise such Dissent Rights and who:

(a) are ultimately determined to be entitled to be paid fair value by the Purchaser for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to the Purchaser pursuant to Section 3.1(f) in consideration of such fair value; or

(b) are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights, as at and

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from the time specified in Section 3.1(f) and be entitled to receive only the consideration set forth in Section 3.1(e);

but in no case will the Company or the Purchaser or any other person be required to recognize such holders as holders of Shares after the completion of the steps set forth in Section 3.1, and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Shares as and from the completion of the steps in Section 3.1. For greater certainty, and in addition to any other restriction under Section 242 of the BCBCA, no Optionholder or RSU holder, or a Shareholder who has voted (or instructed a proxyholder to vote) in favour of the Arrangement Resolution, will be entitled to exercise Dissent Rights.

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1	Payments

(a) Following the receipt of the Final Order and before the Effective Date the Purchaser will deposit or arrange to be deposited cash with the Depositary in the aggregate amount equal to payments in respect of Shares required by this Plan of Arrangement to be paid by the Purchaser (calculated without reference to whether any Shareholder has exercised Dissent Rights), which cash will be held by the Depositary for distribution to the Shareholders in accordance with the provisions of the Plan;

(b) At the Effective Time, the Company will pay the amounts, net of applicable withholdings, to be paid to holders of Options and RSUs under Sections 3.1(a) and 3.1(c), either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque (delivered to such holder of Options or RSUs as applicable, as reflected on the register maintained by or on behalf of the Company in respect of Options and RSUs).

(c) As soon as practicable following the later of the Effective Date and the surrender to the Depositary by or on behalf of a former holder of Shares of a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require (including a certificate which immediately before the Effective Time represented Shares that were transferred under Section 3.1) and as would have been required to effect such transfer under the BCBCA, the articles of the Company and the Securities Transfer Act (British Columbia) after giving effect to Section 3.1 the former holder of such Shares will be entitled to receive the Share Consideration, less any amounts withheld pursuant to Section 5.4.

(d) Subject to Section 5.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately before the Effective Time represented Shares will be deemed after the time described in Section 3.1 to represent only the right to receive from the Depositary upon such surrender the Share Consideration or in the case of a Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of the Shares in respect of which they

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have validly exercised Dissent Rights, the fair value of their Shares, less in each case any amounts withheld pursuant to Section 5.4.

(e) The Company and the Purchaser will cause the Depositary, as soon as a former holder of Shares becomes entitled to the Share Consideration in accordance with Section 5.1(c), to:

(i) forward or cause to be forwarded to such former holder at the address specified in the Letter of Transmittal;

(ii) if requested by such former holder in the Letter of Transmittal make available at the offices of the Depositary specified in the Letter of Transmittal; or

(iii) if the Letter of Transmittal neither specifies an address as described in Section 5.1(e)(i) nor contains a request as described in Section 5.1(e)(ii), forward or cause to be forwarded to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of the Company immediately before the Effective Time;

a cheque(s) (or other form of immediately available funds) representing the Share Consideration payable to such former holder in accordance with the provisions hereof.

5.2	Loss of Certificates

If a certificate which immediately before the Effective Time represented an outstanding Share that was acquired by the Purchaser pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Share, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the Share Consideration the former holder of such Share is entitled to receive pursuant to Section 3.1 in accordance with the instructions in such holder’s Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Share will, as a condition precedent to the delivery of such Share Consideration give a bond satisfactory to the Company, the Purchaser and the Depositary in such sum as the Purchaser may direct or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Company and the Purchaser against any claim that may be made against the Company or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights

If any former holder of Shares fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such former holder to receive the Share Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any

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Share Consideration (including any interest accrued thereon) held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Share Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

5.4	Withholding Rights

Subject to the provisions of any applicable income tax treaty between Canada and the country where the recipient is resident, the Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder, Optionholder or RSU holder under this Plan of Arrangement (including any payment to Dissenting Shareholders) such amounts as the Company, the Purchaser or the Depositary may be required or permitted to deduct and withhold with respect to such payment or deliverable under the Tax Act, the U.S. Tax Code and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law. For the purposes hereof, all such withheld amounts will be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be.

5.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over any and all Shares, Options and RSUs issued before the Effective Time, (b) the rights and obligations of Shareholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Options and RSUs will be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

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(a) The Company reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time before the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Purchaser, (iii) if made following the Company Meeting, approved by the Court and (iv) communicated to or approved by Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time before the Company Meeting (provided that the Purchaser has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and the Purchaser and (ii) if required by the Court or applicable Law, is consented to by Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Shares.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

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Appendix C – Fairness Opinion of KPMG LLP

KPMG LLP
777 Dunsmuir Street
Vancouver BC V7Y 1K3
Tel 604-691-3000
Fax 604-691-3031
www.kpmg.ca

The Board of Directors
Norsat International Inc.
110 – 4020 Viking Way
Richmond, British
Columbia, Canada
V6V 2L4

May 30, 2017

To the Board of Directors:

KPMG LLP (KPMG or we or us) understands that No rsat International Inc. (Norsat or the Company) proposes to enter into an Amended Arrangement Agreement (the Agreement) with Hytera Communications Corp. Ltd. and Hytera Project Corp. (collectively Hytera or the Purchaser) pursuant to which, among other things, the Purchaser, under the provisions of the Business Corporations Act, would acquire (the Proposed Transaction) each outstanding share of the Company (collectively the Shares) for cash consideration per Share equal to US$11.25 (the Consideration). KPMG understands that the specific terms and conditions of, and other matters related to, the Proposed Transaction will be more fully described in a management information circular of the Company to which this letter will be attached.

In connection with the Proposed Transaction, the Board of Directors of Norsat (the Board) retained KPMG to provide an opinion to the Board as to the fairness of the Consideration, from a financial point of view, to the holders of the Shares (the Fairness Opinion).

The Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (IIROC), as well as the Practice Standards of The Canadian Institute of Chartered Business Valuators (CICBV), but neither IIROC nor the CICBV has been involved in the preparation or review of the Fairness Opinion.

All dollar amounts referred to herein are expressed in US dollars, unless noted otherwise.

Engagement of KPMG

The Board of Directors contacted KPMG regarding the preparation of the Fairness Opinion on March 8, 2017. KPMG was formally engaged by the Board pursuant to an agreement dated March 10, 2017 and subsequently amended on May 24, 2017 (the Engagement Agreement). Under the terms of the Engagement Agreement, KPMG will receive a fixed fee of CAD$140,000 from the Company for rendering the Fairness Opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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The Board of Directors
Norsat International Inc.
May 30, 2017

There are no fees payable to KPMG under the Engagement Agreement that are contingent upon the conclusion reached by KPMG in the Fairness Opinion, upon the successful completion of the Proposed Transaction or any other transaction, or upon any other action or event resulting from the use of the Fairness Opinion. KPMG will be reimbursed by the Company for all of its reasonable out-of-pocket expenses incurred in respect of its engagement under the Engagement Agreement, as well as for routine administrative charges and disbursements on the basis of 7% of the fixed fee. If KPMG is asked to perform any services in connection with the Fairness Opinion after rendering the Fairness Opinion, such services will be billed based on actual time spent at our standard hourly rates.

The Company has agreed to indemnify KPMG from and against certain liabilities arising out of the performance of professional services rendered to the Company and the Board by KPMG and its personnel under the Engagement Agreement. KPMG (and certain other parties) will be indemnified by the Company against certain liabilities.

Credentials of KPMG

KPMG is one of Canada’s largest professional services firms, with more than 700 partners and 6,000 employees in over 35 offices, and is part of one of the world’s largest network of independent professional services firms, with offices in over 152 countries and more than 189,000 employees. KPMG provides a variety of audit, tax and advisory services, including those in relation to mergers and acquisitions, business valuations, capital advisory and due diligence. KPMG has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions and in transactions similar to the Proposed Transaction.

Independence of KPMG

Neither KPMG nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of the Company, or any of its respective associates or affiliates (collectively, the Interested Parties) and neither KPMG nor any of its affiliates has acted as an investment advisor to any of the Interested Parties or Hytera in respect of the Proposed Transaction, or is part of a soliciting dealer group, is the auditor or has any financial interest in the completion of the Proposed Transaction.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between KPMG and the Company with respect to any future business dealings. KPMG may, in the future, in the ordinary course of its business, perform financial advisory or other professional services to the Company, other Interested Parties or Hytera.

The Fairness Opinion was prepared by KPMG acting independently and objectively.

Scope of Review

In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	the Arrangement Agreement dated March 24, 2017 between Hytera and Norsat and the amendments thereto offered in Hytera’s May 24, 2017 correspondence to Norsat;

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The Board of Directors
Norsat International Inc.
May 30, 2017

2.

audited annual financial statements of the Company for the fiscal years ended December 31, 2016, 2015, 2014 and 2013, as well as the unaudited interim financial statements of the Company for the three months ended March 31, 2017, together with the notes thereto;

3.

discussion and analysis of the results of operations and financial condition of the Company for the three months ended March 31, 2017 and the twelve months ended December 31, 2016, as prepared by the management of the Company (Management);

4.	certain other publicly available information relating to the business, operations and financial condition of the Company and other selected public companies we considered relevant;

5.

certain internal financial, operating, corporate and other information prepared or provided by, or on behalf of, the Company relating to the business, operations and financial condition of the Company;

6.	Management prepared internal forecasts, projections, estimates and budgets and discussions thereof with Management;

7.	discussions with Management relating to the review of strategic alternatives undertaken by the Company;

8.	a summary of the various proposals received by the Company from parties contacted during its review of strategic alternatives, prepared by the Company’s advisor;

9.	the trading history of the Company’s shares and of other selected public companies we considered relevant;

10.	public information with respect to selected precedent transactions we considered relevant;

11.	various reports published by equity research analysts and industry sources we considered relevant;

12.

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Fairness Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of Norsat; and

13.

such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances. KPMG has not, to the best of its knowledge, been denied access by the Company to any information under the Company's control requested by KPMG.

Prior Valuations or Offers

The Chief Executive Officer and the Chief Financial Officer of the Company have represented to KPMG that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals, valuations or other material expert reports, nor material non-independent appraisals, valuations, or non-material reports, relating to the Company or any of its subsidiaries or any of their respective securities, material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to KPMG. The Chief Executive Officer and the Chief Financial Officer of the Company have also represented to KPMG that, to the best of their knowledge, information and belief after due inquiry, there have been no bone fide offers to acquire the Company or any of its subsidiaries or any of their respective securities, material assets or liabilities in the two years preceding the date hereof and which have not been disclosed to KPMG.

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The Board of Directors
Norsat International Inc.
May 30, 2017

Assumptions and Limitations

With the Board’s acknowledgment and as provided for in our Engagement Agreement, KPMG has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources and senior management of Norsat (collectively, the Information). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, KPMG has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information. KPMG has further assumed that financial forecasts provided to it, and used in its analysis, were prepared in good faith.

Mr. Arthur Chin, in his capacity as Chief Financial Officer of Norsat has represented in a letter delivered to KPMG, amongst other things, that:

a)	the Information provided by officers of Norsat relating to Norsat or to the Proposed Transaction, for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to KPMG, complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Norsat or the Proposed Transaction, and did not, and does not, omit to state a material fact in respect of Norsat or the Proposed Transaction necessary to make the Information not misleading in the light of circumstances under which the Information was made or provided
b)	since the dates on which the Information was provided to KPMG, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Norsat and no material change has occurred in the Information, or any part thereof, that would have, or that would reasonably be expected to have, a material effect on the Fairness Opinion.

In addition, Mr. Fabio Doninelli, in his capacity as Chair of the Board, has represented in a letter delivered to KPMG, amongst other things, that nothing has come to his attention to indicate that the representation letter signed by Mr. Chin was incorrect or incomplete in any material respect.

In preparing the Fairness Opinion, KPMG has assumed that all conditions precedent to the completion of the Proposed Transaction can be satisfied in due course, and that all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Norsat as they were reflected in the Information and as they have been represented to KPMG in discussions with Management. KPMG has made numerous assumptions with respect to industry and market trends, general business and economic conditions and other matters in its analyses and in preparing the Fairness Opinion, many of which are beyond the control of KPMG or any party involved in the Proposed Transaction.

The Fairness Opinion has been provided for the use of the Board and may not be used by any person, or relied upon by any person, other than the Board, without the express prior written consent of KPMG, as provided in our Engagement Agreement with Norsat. The Fairness Opinion is not intended to be, and does not constitute, a recommendation to any shareholder of Norsat as to whether or not to approve the Proposed Transaction.

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The Board of Directors
Norsat International Inc.
May 30, 2017

The Fairness Opinion is given as of the date hereof and KPMG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to KPMG’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, KPMG reserves the right to change, modify or withdraw the Fairness Opinion.

KPMG believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Description of the Purchaser

Founded in 1993 as Shenzhen HYT Science & Technology Co., Ltd., Hytera develops, manufactures and sells professional mobile radio communications equipment worldwide. The Purchaser’s wireless communications solutions, including two-way radios and wireless trunking systems, are used in public safety, government agencies, transportation and commercial/light industrial sectors.

Hytera has a market capitalization of approximately $3.6 billion and an Enterprise Value1 (EV) of approximately $3.8 billion as of the date hereof. The Purchaser’s shares are traded on the Shenzhen Stock Exchange under the stock symbol SHE:002583.

Hytera is headquartered in Shenzhen, the People’s Republic of China, and has offices worldwide.

Description of the Company

Norsat was founded in Whitehorse, Canada in 1977 as Northern Satellite Systems, with the goal to produce the first affordable consumer satellite dish. Today, the Company is a leading provider of communication solutions that enable the transmission of data, audio and video for remote and challenging applications. The Company’s products and services include customizable microwave components, portable satellite systems, maritime solutions, remote network solutions and equipment financing. The Company’s Sinclair Division is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks.

Based on the closing share price of $11.15 on May 29, 2017, the Company has a market capitalization of approximately $64.3 million and an EV of approximately $48.7 million. Norsat’s shares are listed on the NYSE MKT (under the stock symbol "NSAT") and on the TSX (under the stock symbol “NII”). The documents filed by the Company with the securities commissions or similar authorities in Canada are available on the System for Electronic Document Analysis and Retrieval.

The Company is headquartered in Richmond, Canada and maintains a presence in the United States, the United Kingdom and Switzerland.

[1] Market capitalization plus interest bearing debt less cash

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The Board of Directors
Norsat International Inc.
May 30, 2017

Financial Overview

Norsat’s reported consolidated historical financial position as at March 31, 2017 and December 31, 2012 to 2016 is summarized below.

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The Board of Directors
Norsat International Inc.
May 30, 2017

As at March 31, 2017, the Company reported net working capital of approximately $28.2 million, which included cash, accounts receivable and inventory, offset by accounts payable, accrued liabilities and deferred revenue. Net working capital, excluding cash, was approximately $12.6 million. Other assets included property and equipment with a net book value of approximately $565,000, intangible assets and goodwill of approximately $4.1million each, investment tax credits of $4.9 million and deferred tax assets of approximately $1.1 million. Offsetting the net assets is a warranty provision of approximately $1.0 million and the long-term portion of the obligation associated with grants received from the Canadian Government’s Strategic Aerospace and Defence Initiative (SADI). The Company’s Shareholders’ Equity was reported to be approximately $39.8 million as at March 31, 2017.

Norsat’s reported consolidated historical statements of operations for the three months ended March 31, 2017 and the years ended December 2012 to 2016 are summarized below.

As noted above, revenues declined in 2013 to approximately $36 million, remained relatively flat in 2013 through 2015 and increased to approximately $38 million in 2016. Gross margins during the last five years averaged approximately 41.3%, improving notably in 2016 and reverting to historical levels for the first three months of 2017.

The financial budget for 2017 contemplates revenues of approximately $39 million, a gross margin of approximately 42% and earnings before income taxes of approximately $3.9 million. The results to March 31, 2017, and estimated to May 30, 2017, are supportive of meeting the budget.

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The Board of Directors
Norsat International Inc.
May 30, 2017

Historical Share Trading Price

Norsat’s shares are listed for trading on the NYSE MKT and the TSX. The chart below illustrates Norsat’s trading price and volume during the period from September 2015 to May 2017.

As noted above, Norsat’s shares traded in the range of $4.00 to $4.50 up to March 2016 before increasing to trade at or around $6.00 per share. Following a September 19, 2016 public release by Privet Fund Management LLP (Privet) expressing its interest in purchasing all of the Shares of the Company for $8.00 per share, the share price rose to approximately $8.00. On March 17, 2017, Norsat’s share price increased to approximately $10 per share, following a second public expression of interest by Privet to purchase the Shares for $10.25 per Share. On March 25, 2017, Norsat announced that Norsat and Hytera had entered into the March 24, 2017 Arrangement Agreement that contemplated a purchase price of $10.25 per share.

Subsequent to March 17, 2017, Norsat shares traded at or around $10 per share, up to April 17, 2017 when the price rose to approximately $10.85 following an announcement by Privet that it was offering to pay $11.00 per share to acquire all of the Shares of Norsat. Between April 17, 2017 and May 24, 2017, the day before the announcement of Hytera’s revised offer of $11.25 per share, the share price ranged from approximately $10.25 to $11.20.

Relative to the trading price of the Shares on September 6, 2016, the day prior to Privet’s first expression of interest, of approximately $6.35, the $11.25 offer from Hytera reflects a premium of approximately 77%.

Summary of Financial Analysis

In assessing the fairness of the Proposed Transaction, KPMG gave consideration to the following analyses and factors, amongst others:

  Discounted cash flow (DCF) and other valuation analyses

  Comparable company and comparable transaction analyses

  Other considerations

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The Board of Directors
Norsat International Inc.
May 30, 2017

The Proposed Transaction pricing contemplates an en bloc equity value of approximately $68.1 million and an Enterprise Value of approximately $55.3 million, as summarized in the chart below.

Discounted Cash Flow Approach

The DCF approach reflects the growth prospects and risks inherent in the Company’s business by taking into account the amount, timing and relative certainty of the projected after-tax free cash flows the Company is expected to be generate over the next five years. The DCF methodology requires that certain assumptions be made regarding, amongst other things, future unlevered after-tax free cash flows, terminal values and discount rates. The possibility that one or more of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rate used to calculate the net present value of the future cash flows.

KPMG reviewed and discussed with Management the projections Management prepared of the Company's future financial and operating performance. Based on such review and discussions, KPMG observed that the assumptions underlying the Projections appear to represent the best currently available assumptions, estimates and judgments of Management and, appear to represent a realistic and plausible, long-term operating scenario for the Company.

The Projections are forecast in nominal dollars and cover the fiscal years 2017 through 2021.

KPMG performed a discounted cash flow analysis calculating the estimated net present value of (i) the un-levered, after-tax free cash flows during the period from June 2017 to December 2021, based on the adjusted projections and (ii) a terminal value reflecting the estimated value of Norsat’s operations beyond the projection period, determined with reference to the Gordon growth model.

Based on the above and having regard to the $68.1 million en bloc value and the $55.3 million EV implied by the Proposed Transaction, an unlevered, after-tax discount rate of approximately 9.4% is implied. We also prepared DCF calculations contemplating stronger revenue growth, moderately higher gross margins and no public company costs. Those calculations implied an unlevered, after-tax discount rate of approximately 15%. Based on KPMG’s assessment of the Company’s estimated weighted average cost of capital (WACC) and having regard to Norsat’s historical operating results and the projected operating results being discounted, KPMG concludes that the implied discount rates are reasonable in the circumstances.

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The Board of Directors
Norsat International Inc.
May 30, 2017

Selected Company and Transaction Analysis

We assessed the reasonableness of the implied $55.3 million EV by comparing certain of the related valuation metrics to the metrics indicated for referenced public companies and for transactions involving companies considered reasonably comparable to Norsat.

In the table below we have summarized the EV to revenue multiples and EV to earnings before interest, taxes, depreciation and amortization (EBITDA) multiples of selected public companies. The EV to trailing twelve month (TTM) revenue multiples of the selected public companies range from a low of 0.4x to a high of 13.3x, with a mean and median of 2.1x and 1.5x, respectively. The EV to next twelve month (Forward) revenue multiples for the same selection of public companies were somewhat similar, ranging from a low of 0.4x to a high of 10.6x, with a mean and median of 2.0x and 1.3x, respectively.

EV/TTM EBITDA multiples of the selected public companies range from a low of 6.2x to a high of 22.3x, with a mean and median of 14.8x and 15.3x, respectively. EV/Forward EBITDA multiples for the same selection of public companies range from a low of 5.9x to a high of 22.5x, with a mean and median of 13.1x and 13.4x, respectively.

The table below also summarizes the EV/Revenue multiples and EV/EBITDA multiples implied by selected publically disclosed precedent transactions. The observed EV/Revenue multiples implied by the metrics of the selected precedent transactions ranged from a low of 0.2x to a high of 2.7x, with a mean and median of 1.3x. EV/EBITDA multiples for the same selected transactions ranged from a low of 2.2x to a high of 19.2x, with a mean and median of 8.7x and 7.3x, respectively.

We assessed the reference companies with the higher EBITDA multiples and noted a number of instances where the multiples could be explained by the impact of notable declines in the TTM or forward EBITDA.

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The Board of Directors
Norsat International Inc.
May 30, 2017

Summarized below are the TTM and Forward EV/Revenue multiples and the TTM and Forward EV/EBITDA multiples implied by the Proposed Transaction.

As indicated above, the Proposed Transaction pricing implies TTM and Forward EV/Revenue multiples of approximately 1.5x and 1.4x, which are generally in and around the median and mean of the observed transactions and in and around the median of the reference companies. From an EV/EBITDA viewpoint, the implied TTM and Forward multiples of 8.6x and 10.0x are not dissimilar to the median and mean of the referenced transaction multiples and are between the low and median/mean of the EV/EBITDA multiples of the selected comparable companies.

In assessing the reasonableness of the above, we gave consideration to the following:

  there are a limited number of directly comparable public companies, when one considers differentiating factors such as market segments, size, technologies and diversification of products no company or transaction considered in the precedent transactions analysis is identical to the Company, the Purchaser or the Arrangement.

  an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the Company, the Purchaser, the Arrangement and other factors that could affect the trading value and aggregate transaction values of the companies and transactions to which they are being compared the liquidity discounts / control premiums that may be appropriate in comparing the metrics of the publicly traded reference companies.

Given the above-noted factors and our analysis of the observed multiples of selected public companies and transactions, KPMG concludes that the Trailing and Forward EV/Revenue multiples of 1.5x and 1.4x respectively, and the Trailing and Forward EV/EBITDA multiples of 8.6x and 10.0x respectively, as implied by the Proposed Transaction, are reasonable.

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The Board of Directors
Other Factors Considered	Norsat International Inc.
May 30, 2017

KPMG considered a number of other factors in arriving at the Fairness Opinion, including the following:

  the historical trading price of Norsat’s shares on the TSX and NYSE MKT during the 52- week period ended September 16, 2016, the last day prior to the initial disclosure by Privet of an indication of interest in acquiring all of the Shares at a price of US$8.00 per share;

  the premium over the trading price prior to September 16, 2016 implied by the Consideration our understanding of the sale process undertaken by the Company’s financial advisors that commenced in August 2016 and resulted in eighteen parties being contacted in regards to participating in a sale process, three parties submitting offers and two of the three parties submitting more than one offer;

  the upward movement in the offer prices from Hytera and Privet to May 2017 and recognition that each may have their own unique considerations in seeking to acquire Norsat, such that the potential exists for Superior Proposals from Privet and then Hytera before the Proposed Transaction is finalized; and

  the quantum of intangible value implied by the Proposed Transaction pricing, equating to approximately $43 million.

Approach to Fairness

In arriving at the opinion as to whether the Consideration to be received pursuant to the Arrangement is fair from a financial point of view to the shareholders of the Company, KPMG considered a number of factors including, but not limited to, the EV implied by the Consideration and the indicated value metrics implied by a DCF and a capitalized EBITDA approach to value, as well as the value metrics indicated in comparable public company and precedent transaction analyses.

Conclusion

Based upon and subject to the foregoing, KPMG is of the opinion that, as of the date hereof, the Consideration pursuant to the Arrangement and the Proposed Transaction is fair from a financial point of view to the holders of the Shares.

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Appendix D – Interim Order

No. S-173821
VANCOUVER REGISTRY
THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
NORSAT INTERNATIONAL INC., ITS SECURITYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

)
BEFORE MASTER D. BAKER	)THURSDAY the 27TH DAY of
)APRIL, 2017
)

ON THE APPLICATION of the Petitioner, Norsat International Inc. (“Norsat”), without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on April 27, 2017 and on hearing Peter J. Reardon, counsel the Petitioner, and on reading Affidavit #1 of James Topham, sworn April 25, 2017;

THIS COURT ORDERS THAT:

THE MEETING

1.

The Petitioner, Norsat, is authorized and directed to call, hold and conduct an Annual General and Special meeting (the “Meeting”) of the holders as at the Record Date (as defined below) of common shares of Norsat (the “Shareholders”), the holders of Norsat restricted share units (the “RSU Holders”) and the holders of Norsat options (the “Optionholders”, who together with the Shareholders and RSU Holders are hereinafter

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referred to collectively as the “Securityholders”), to be held at the offices of Norsat, located at Suite 110 - 4020 Viking Way, Richmond, British Columbia on May 29, 2017 at 2:00 p.m. (Vancouver Time), or at such other time and location to be determined by Norsat provided that the Securityholders have due notice of same.

2.

At the Meeting, the Securityholders, will, inter alia, consider, and if deemed advisable, approve one or more special resolutions (the “Arrangement Resolution”), in the form attached as Schedule “A” to the management information circular of Norsat prepared in connection with the Meeting (the “Information Circular”), a copy of which is attached as Exhibit “A” to Affidavit #1 of James Topham, sworn on April 25, 2017 and filed herein, adopting, with or without amendment, the arrangement (the “Arrangement”) involving Norsat, the Securityholders, Hytera Communications Co., Ltd. (“Hytera”) and Hytera Project Corp. (“Project Corp.”), as set forth in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached to the arrangement agreement dated March 24, 2017 between Norsat, Hytera and Project Corp. (the “Arrangement Agreement”) which is attached at Exhibit “B” to Affidavit #1 of James Topham.

3.	At the Meeting, Norsat may also transact such other business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.

4.

The Meeting will be called, held and conducted in accordance with the Notice of Annual General and Special Meeting of Securityholders (the “Notice”) to be delivered in substantially the form attached to and forming part of the Information Circular, and in accordance with the applicable provisions of the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended (the “BCBCA”), the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended (the “Securities Act”), and related rules and policies, the terms of this Interim Order (the “Interim Order”) and any further Order of this Court, the rulings and directions of the Chairman of the Meeting, and, in accordance with the terms, restriction and conditions of the Articles of Norsat, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will  govern.

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RECORD DATE FOR NOTICE

5.

The record date for determination of the Securityholders entitled to receive the Notice of the Meeting, Information Circular, this Interim Order, and a form of proxy or voting instruction form (together, the “Meeting Materials”) is the close of business on April 24, 2017 (the “Record Date”), a notice of which was previously filed with the applicable regulatory authorities by the Petitioner, or such other date as the directors of Norsat may determine in accordance with the Articles of Norsat, the BCBCA and the Securities Act, and disclosed in the Meeting Materials.

NOTICE OF MEETING

6.

The Meeting Materials, with such amendments or additional documents as counsel for Norsat may advise are necessary or desirable, and that are not inconsistent with the terms of this Interim Order, will be sent at least 21 clear days before the date of the Meeting, excluding the date of mailing or delivery, to the Securityholders who are registered Securityholders on the Record Date, and to beneficial Shareholders as of the Record Date, where applicable, by providing in accordance with National Instrument 54-101, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees.

7.

The Meeting Materials will be sent by prepaid ordinary mail addressed to each Securityholder at his, her or its address as appearing in the central securities register of Norsat, or by delivery of same by personal delivery courier service or by electronic transmission to any such Securityholder who identifies himself or herself to the satisfaction of Norsat and who requests or accepts such electronic transmission.

8.

The Meeting Materials will be sent by prepaid ordinary mail addressed to each Norsat director and Norsat's auditor at his, her or its address as it appears on the records of Norsat or by delivery of same by personal delivery courier service or by electronic transmission to any such director or auditor who identifies himself, herself or itself to the satisfaction of Norsat and who requests or accepts such electronic transmission.

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9.	Substantial compliance with paragraphs 6 to 8 above will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.

10.

The accidental failure or omission by Norsat to give notice of the Meeting or non- receipt of such notice shall not constitute a breach of the Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or taken at the Meeting provided that the Meeting meets Norsat's quorum requirements.

11.	The Meeting Materials are hereby deemed to represent sufficient and adequate disclosure and Norsat shall not be required to send to the Securityholders any other or additional information.

DEEMED RECEIPT OF MEETING MATERIALS

12.	The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the Securityholders:

(a)	in the case of mailing or courier delivery, two days after delivery thereof to the post office or acceptance by the courier service, respectively; and

(b)	in the case of delivery by electronic transmission, the business day after such delivery or transmission of same.

13.

Notice of any amendments to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Securityholders by press release, news release, newspaper advertisement, in which case such notice will be deemed to have been received at the time of publication, or by notice sent by any of the means set forth in paragraph 12, as determined to be the most appropriate method of communication by the Petitioner.

PERMITTED ATTENDEES

14.

The persons entitled to attend the Meeting will be the Securityholders, the officers, directors, and advisors of Norsat, representatives and advisors of Hytera and Project Corp. and such other persons who receive the consent of the Chairman of the Meeting.

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QUORUM & VOTING AT THE MEETING

15.

The quorum required at the Meeting shall be at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued Norsat entitled to vote at the Meeting.

16.

The only persons permitted to vote at the Meeting will be registered Securityholders appearing on the records of Norsat as of the close of business on the Record Date and their valid proxy holders as described in the Information Circular and as determined by the Chairman of the Meeting upon consultation with the Scrutineer (as hereinafter defined) and legal counsel to Norsat.

17.

The required level of approval on the Arrangement Resolution taken at the Meeting will be: (a) at least two-thirds of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; (b) at least two-thirds of the votes cast by Securityholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (c) a simple majority of the votes cast in person or by proxy on the Arrangement Resolution by Shareholders (excluding any votes cast by certain Shareholders that are required to be excluded pursuant to Multilateral Instrument 61- 101 — Protection of Minority Security Holders in Special Transactions). Each Securityholder will be entitled to one vote on the Arrangement Resolution for each respective security of Norsat owned of record as of the Record Date.

18.	In all other respects, the terms, restrictions and conditions of the constating documents of Norsat, including quorum requirements and other matters, will apply in respect of the Meeting.

ADJOURNMENT OF MEETING

19.

Subject to the terms of the Arrangement Agreement, if Norsat deems advisable and notwithstanding the provision of the BCBCA or the articles of Norsat, Norsat is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the

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Securityholders respecting the adjournment or postponement and without the need for approval of the Court, provided that the Securityholders have due notice given by press release prior to the time called for the start of the Meeting.

20.	The Record Date for Securityholders entitled to notice of and to vote at the Meeting will not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

21.

Norsat is authorized to make such amendments to the Plan of Arrangement as it may determine, provided it has obtained any required consents under the Arrangement Agreement or otherwise, and the Plan of Arrangement as so amended will be the Plan of Arrangement which is submitted to the Meeting and which will thereby become the subject of the Arrangement Resolution.

SCRUTINEER

22.	A representative of Computershare Investor Services Inc. or such other person as may be designated by Norsat, will be authorized to act as scrutineer for the Meeting (the “Scrutineer”).

PROXY SOLICITATION

23.

Norsat is authorized to permit the Securityholders to vote by proxy using a form or forms of proxy that comply with the articles of Norsat and the provisions of the BCBCA relating to the form and content of proxies, and Norsat may in its discretion waive generally the time limits for deposit of proxies by the Securityholders if Norsat deems it reasonable to do so.

24.	The procedures for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

25.

The registered Shareholders will, as set out in the Plan of Arrangement, be permitted to dissent from the Arrangement Resolution in accordance with the dissent procedures set forth in Division 2 of Part 8 of the BCBCA, strictly applied as modified by the Interim

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Order, the Final Order (as defined below) and the Plan of Arrangement provided that the written notice setting forth the objection of such registered Shareholder to the Arrangement and exercise of dissent rights must be received by Norsat not later than 10:00 a.m. (Vancouver time) on May 29, 2017, or two business days immediately preceding any date to which the Meeting may be postponed or adjourned at the following address: Norsat International Inc., 110-4020 Viking Way, Richmond, British Columbia, V6V 2L4, Attention: Arthur Chin.

26.

Notice to the Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their Shares, shall be given by including information with respect to this right in the Information Circular to be sent to Shareholders in accordance with this Order.

27.

Neither Norsat, Hytera, Project Corp., nor any other person, will be required to recognize a Shareholder who has validly dissented as a registered or beneficial Shareholder at or after the Effective Time, and at the Effective Time, the names of such registered Shareholders will be deleted from the central securities register of Norsat.

DELIVERY OF COURT MATERIALS

28.

Norsat will include in the Meeting Materials a copy of this Interim Order and the Notice of Hearing of Petition for Final Order (the “Court Materials”) and will make available to any Securityholders requesting same, a copy of each of the Petition herein and the accompanying Affidavit #1 of James Topham, sworn on April 25, 2017.

29.

Delivery of the Court Materials with the Meeting Materials in accordance with this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service or delivery need be made and no other material need to be served on or delivered to such persons in respect of these proceedings.

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FINAL APPROVAL HEARING

30.

Upon the approval, with or without variation, by the Securityholders of the Arrangement in the manner set forth in this Interim Order, Norsat may set the Petition down for hearing and apply for an order of this Court (i) approving the Plan of Arrangement pursuant to Section 291(4)(a) of the BCBCA and (ii) determining that the Arrangement is fair and reasonable to the Securityholders pursuant to section 291(4)(c) of the BCBCA (collectively, the “Final Order”), at 9:45 a.m. on June 1, 2017, or such later date as counsel may be heard or the Court may direct.

31.

Any Securityholder, Hytera, Project Corp. or any other interested party has the right to appear (either in person or by counsel) and make submissions at the hearing of the Petition provided that such Securityholder or interested party shall file a Response, in the form prescribed by the British Columbia Supreme Court Civil Rules, with this Court and deliver a copy of the filed Response together with a copy of all materials on which such Securityholder or interested party intends to rely at the hearing of the Petition, including an outline of such Securityholder's or interested party's proposed submissions to Norsat International Inc., c/o McMillan LLP, 1500 — 1055 West Georgia Street, Vancouver, B.C., V6E 4N7, Attention: Katherine A. Reilly, at or before 4:00 p.m. on May 30, 2017, subject to the direction of the Court.

32.

If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

33.

The Petitioner shall not be required to comply with Rules 8-1 and 16-1 of the Supreme Court Civil Rules in relation to the hearing of the Petition for the Final Order approving the Plan of Arrangement, and any materials to be filed by Norsat in support of the application for the Final Order may be filed up to two business days prior to the hearing of the application for the Final Order without further order of this Court.

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VARIANCE

34.

Norsat, Hytera and Project Corp. are at liberty to apply to this Honourable Court to vary the Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to the Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

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No. S-173821
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
NORSAT INTERNATIONAL INC., ITS SECURITYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

Peter J. Reardon / Katherine A. Reilly
McMillan LLP
1500 - 1055 W. Georgia Street
Box 11117
Vancouver, B.C. V6E 4N7
(604) 689-9111

File No. 245344

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Appendix E – Notice of Application

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
AMONG
NORSAT INTERNATIONAL INC., ITS SECURITYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT
CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

NOTICE OF HEARING OF PETITION

TAKE NOTICE that the application of the Petitioner dated April 25, 2017, for the Final Order will be heard in chambers at the Courthouse at 800 Smithe Street, in the City of Vancouver, Province of British Columbia, on June 1, 2017 at the hour of 9:45 a.m.

The Petitioner estimates that the hearing will take 20 minutes.

This matter is not within the jurisdiction of a Master because a final order is sought.

This Notice of Hearing is filed by Katherine A. Reilly of the firm of McMillan LLP, whose place of business and address for delivery is 1500 — 1055 West Georgia Street, Vancouver, B.C., V6E 4N7, Tel: (604) 689-9111; Fax: (604) 685-7084

E-1

Appendix F – Supplemental Order

NORSAT INTERNATIONAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

)
)	FRIDAY the 2ND DAYof
)	JUNE, 2017
)

ON THE APPLICATION of the Petitioner, Norsat International Inc. (“Norsat”) without notice. coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on June 2, 2017 and on hearing Katherine A. Reilly, counsel for the Petitioner, and on reading the Petition, Affidavit #1 of James Topham, sworn April 25, 2017, Affidavit #2 of James Topham, sworn May 31, 2017, and the Order of Master Baker made in this proceeding on April 27, 2017;

THIS COURT ORDERS THAT:

NOTICE OF MEETING

1.

The Petitioner, Norsat, is authorized to distribute supplemental materials (the “Updated Meeting Materials”) in relation to the adjourned special general meeting (the “New Meeting”) of the holders of record of common shares (the “Shares”) of Norsat (the

Legal_27266436.3

F-1

“Norsat Shareholders”), the holders (the “RSU Holders'') of Norsat restricted share units (the “RSUs”) and the holders (the “Optionholders”) of Norsat options (the “Options”) (the Norsat Shareholders. RSU Holders and Optionholders are hereinafter referred to collectively as the “Securityholders”), to consider, and if deemed advisable, approve one or more special resolutions adopting, with or without amendment, an arrangement the “Amended Arrangement”) proposed by Norsat. involving Norsat, the Securityholders. Hytera Communications Co.. Ltd. (“Hytera”) and Ifytera Project Corp. (“Project Corp.”), as set forth in the plan of arrangement (the “Amended Plan of Arrangement”), (the “Amended Arrangement Resolution”);

2.	The Updated Meeting Materials will consist of:

(a)	the Supplemental Information for the Adjourned 2017 Annual General and Special Meeting of Securityholders of Norsat (the “Information Supplement”); and

(b)	revised letter of transmittal to accompany certificate(s) for Shares.

and will contain information for Securityholders about the use of votes and proxies previously submitted pursuant to the Order of Master Baker made on April 27. 2017 (the “Interim Orden, and further will advise Securityholders of their ability to revoke or change their vote and the manner for doing so.

3.

The Updated Meeting Materials will be sent by prepaid ordinary mail to each Securityholder at his, her or its address, as appearing in the central securities register of Norsat, or by delivery of same by personal delivery courier service or by electronic transmission to any such Securityholder who identifies himself or herself to the satisfaction of Norsat and who requests or accepts such electronic transmission. The Updated Meeting Materials will also be posted on SEDAR (System for Electronic Document Analysis and Retrieval). and Norsat will issue a press release notifying Securityholders of the Updated Meeting Materials.

Legal_27266436.3

F-2

4.

The Updated Meeting Materials will be sent by prepaid ordinary mail addressed to each Norsat director and Norsat's auditor at his. her or its address as it appears on the records of Norsat or by delivery of same by personal delivery courier service or by electronic transmission to any such director or auditor who identifies himself, herself or itself to the satisfaction of Norsat and who requests or accepts such electronic transmission.

5.	Substantial compliance with the terms of paragraphs 3 and 4 will constitute good and sufficient notice of the New Meeting and delivery of the Updated Meeting Materials.

VOTING AT THE MEETING

6.

The Amended Arrangement Resolution will be the special resolution that is the subject of the Securityholder vote at the New Meeting. Prior votes validly tendered in relation to the arrangement resolution (the “Initial Arrangement Resolution”) set forth in the plan of arrangement (the “Initial Plan of Arrangement”) whereby Flytera was to acquire Norsat for, among other consideration, cash consideration of US$10.25 per Share, will. unless revoked, be treated as votes in relation to the Amended Arrangement Resolution.

PROXY SOLICITATION

7.

Norsat is authorized to permit the Securityholders to vote: (1) by proxy using the initial form of proxy issued with the Initial Meeting Materials, and this form shall be accepted by Norsat as evidence of a Securityholder's vote in relation to the Amended Arrangement Resolution; and (2) for non”registered Shareholders, by way of the initial voting instruction form issued in relation to the Initial Arrangement Resolution.

Legal_27266436.3

F-3

VARIANCE

8.

Norsat, Hytera and Project Corp. are at liberty to apply to this Honourable Court to vary this Order or for advice and direction with respect to the Amended Plan of Arrangement or any of the matters related to this Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY. THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

F-4

No. S-173821
VANCOUVER REGISTRY

SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
NORSAT INTERNATIONAL INC., ITS SECUR1TYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

Legal_27266436.3

F-5

Appendix G – Final Order

No. S-173821
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
NORSAT INTERNATIONAL INC., ITS SECURITYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

	) THE HONOURABLE JUSTICE )	◆ DAY the ◆ DAY
BEFORE	))	of JUNE, 2017
))

ON THE APPLICATION of the Petitioner, Norsat International Inc. (“Norsat”), coming on for hearing at Vancouver, British Columbia on ◆ June ◆, 2017, and on hearing Katherine A. Reilly, counsel for the Petitioner, and no one appearing on behalf of any holders of record of common shares of Norsat (the “Shareholders”), holders of Norsat restricted share units (the “RSU Holders”), or holders of Norsat options (the “Optionholders” and together with the Shareholders and RSU Holders, the “Securityholders”), or any other interested party, although notice of this

G-1

hearing was given to the Securityholders in accordance with the Interim Order of Master Baker in these proceedings made on April 27, 2017 (the "Interim Order"), and the Order of Master ◆ in these proceedings made on June 2, 2017 (the “Order for Directions”); AND UPON reading the Petition filed herein on April 25, 2017; AND UPON reading Affidavit #1 of James Topham sworn April 25, 2017; AND UPON reading Affidavit #2 of James Topham, sworn May 31, 2017; AND UPON reading Affidavit #3 of ◆ sworn June ◆, 2017; AND UPON being satisfied that the special meeting of the Securityholders was called, held and conducted in accordance with the Interim Order and the Order for Directions, and that the Securityholders approved the Plan of Arrangement (as defined below) in accordance with the terms of the Interim Order;

AND UPON considering the fairness of the terms and conditions of the Arrangement (as defined below) and the transactions contemplated thereunder and the rights and interests of the persons affected thereby; AND UPON finding that the terms and conditions of the Arrangement and the transactions contemplated thereunder are fair and reasonable to the Securityholders;

THIS COURT ORDERS that:

FINAL ORDER

1.

The arrangement involving Norsat, the Securityholders, Hytera Communications Co., Ltd. (“Hytera”) and Hytera Project Corp. (“Project Corp.”) (the “Arrangement”), set forth in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached to Affidavit #2 of James Topham, sworn May 31, 2017, including the terms and conditions thereof, is fair and reasonable to the Securityholders;

2.	The Arrangement proposed by Norsat as provided in the Plan of Arrangement be and the same is hereby approved pursuant to the provisions of s. 291(4) of the BCBCA; and

3.	The Arrangement will be binding on Norsat, the Securityholders, Hytera and Project Corp. as of the Effective Time as defined in the Plan of Arrangement.

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VARIANCE

4.

Norsat, Hytera and Project Corp. are at liberty to apply to this Honourable Court to vary the Final Order or for advice and direction with respect to the Plan of Arrangement or any other matter related to the Interim Order or Final Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Katherine A. Reilly
Counsel for the Petitioner

By the Court.

Registrar

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No. S-173821
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
NORSAT INTERNATIONAL INC., ITS SECURITYHOLDERS,
HYTERA COMMUNICATIONS CO., LTD. AND HYTERA PROJECT CORP.

NORSAT INTERNATIONAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

Katherine A. Reilly
McMillan LLP
1500 – 1055 W. Georgia Street
Box 11117
Vancouver, B.C. V6E 4N7
(604) 689-9111

File No. 245344

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QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED
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Evolution Proxy Inc.
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